Exhibit 99.2

TABLE OF CONTENTS

DEFINITIONS	ii

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	iii

SUMMARY	1

RISK FACTORS	13

SELECTED HISTORICAL FINANCIAL INFORMATION	36

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	38

BUSINESS	71

MANAGEMENT	95

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	101

DESCRIPTION OF OTHER INDEBTEDNESS	102

i

DEFINITIONS

“Constellium” means Constellium N.V.

“EAP Business” means the Engineered Aluminum Products business unit of Rio Tinto Plc (“Rio Tinto”).

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Moody’s” means Moody’s Investors Service, Inc.

“S&P” means Standard & Poor Rating Group.

“Wise Acquisition” means Constellium’s acquisition of 100% of Wise Holdco, a private aluminum sheet producer located in Muscle Shoals, Alabama, United States of America, on January 5, 2015.

“Wise Opco” means Wise Metals Group LLC.

IMPORTANT INFORMATION AND CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this offering circular.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this offering circular, including, without limitation, in conjunction with the forward-looking statements included in this offering circular and including with respect to our estimated and projected earnings, income, equity, assets, ratios and other estimated financial results. All forward-looking statements in this offering circular and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	our ability to implement our business strategy, including our productivity and cost reduction initiatives;

•	competition and consolidation in the industries in which we operate;

•	our susceptibility to cyclical fluctuations in the metals industry, our end-markets and our customers’ industries, and changes in general economic conditions;

•	the highly competitive nature of the metals industry and the risk that aluminium will become less competitive compared to alternative materials;

•	adverse conditions and disruptions in regional and global economies, including Europe, North America, and Asia;

•	risk associated with our global operations, including natural disasters and currency fluctuations;

•	unplanned business interruptions and equipment failure;

•	the risk associated with being dependent on a limited number of suppliers for a substantial portion of our primary and scrap aluminium;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	our ability to manage our labor costs and labor relations;

•	our ability to attract and retain qualified employees;

•	losses or increased funding and expenses related to our pensions, other post-employment benefits and other long-term employee benefits plans;

•	the risk that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters;

•	our increased levels of indebtedness as a result of the Wise Acquisition and the funding of BiW investments, which could limit our operating flexibility and opportunities;

•	the increased levels of working capital required to operate the Wise business, which we may be unable to obtain;

•	volatility in aluminium prices and our inability to pass through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials;

•	our exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Wise Acquisition;

•	disruptions to business operations resulting from the Wise Acquisition;

•	a deterioration in our financial position or a downgrade of our ratings by a credit rating agency, which could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships;

•	slower or lower than expected growth in North America for Body-in-White (“BiW”) aluminium rolled products;

•	the possibility that Constellium’s joint investment with UACJ in BiW sheet in the U.S., as contemplated by the UACJ Term Sheet (as defined herein), may not be consummated, or may be consummated on terms materially different from those currently contemplated;

•	our ability to timely complete our expected BiW investments in North America and achieve the anticipated benefits of such investments; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list may not contain all of the factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this offering circular may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

SUMMARY

The following summary highlights certain information contained elsewhere in this offering circular and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this offering circular. Because this is a summary, it may not contain all of the information that is important to you in making a decision to invest in our Notes. Before making an investment decision, you should carefully read the entire offering circular, including the “Risk Factors” and “Important Information and Cautionary Statement Regarding Forward-Looking Statements” sections, and our consolidated financial statements included in this offering circular.

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace, and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2015, we operated 22 production facilities, 9 administrative and commercial sites, and one R&D center. We are building one new facility in our joint venture with UACJ Corporation (“UACJ”) in Bowling Green, Kentucky, USA and one new facility in Bartow County, Georgia, USA, in response to growing demand in automotive markets in North America. We have approximately 11,000 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our presence in China strategically position us to service our global customer base. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by substitution trends in European can sheet and automotive customers as well as order backlogs in aerospace. As of 2015, we are a leading European and North American supplier of can body stock, the leading global supplier of aluminium aerospace plates, and believe that we are the second largest provider of aluminium auto crash management systems globally. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market-leading firms in packaging, aerospace, and automotive, such as Rexam PLC (“Rexam”), Anheuser-Busch InBev (“AB InBev”), Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive original equipment manufacturers (“OEMs”), including BMW AG, Daimler AG and Ford Motor Company (“Ford”). Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev and Coca-Cola Bottlers Sales and Services (“Coke”), the average length of our customer relationships with our most significant customers averages 25 years, and in some cases goes back as far as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 6 to 7 year terms in our “life of a car platform / car model” contracts with our automotive customers. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk and creates a competitive advantage.

For the years ended December 31, 2015, 2014 and 2013, we shipped approximately 1,478 kt, 1,062 kt and 1,025 kt of finished products, generated revenues of €5,153 million, €3,666 million and €3,495 million, generated net loss of €552 million, net income of €54 million and €100 million, and generated Adjusted EBITDA of €343 million, €275 million and €280 million, respectively. The financial performance for the year ended December 31, 2015 represented a 39% increase in shipments, a 41% increase in revenues and a 25% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of net income or loss from continuing operations to Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Our Competitive Strengths

We believe that the following competitive strengths differentiate our business and will allow us to maintain and build upon our strong industry position:

Leading positions in each of our attractive and complementary end-markets

In our core industries—packaging, aerospace, and automotive—we have market leading positions and established relationships with many of the main manufacturers. Within these attractive and diverse end-markets, we are particularly focused on product lines that require expertise, advanced R&D, and technological capabilities to produce. The drivers of demand in our core industries are varied and largely unrelated to one another. We are a leading European and North American supplier of can body stock by volume and the leading worldwide supplier of closure stock. In our view, we have benefited from our strong relationships with the leading European and North American can manufacturers, our recycling capabilities and our fully integrated Neuf-Brisach and Muscle Shoals facilities, which have full production capabilities ranging from recycling and casting to rolling and finishing. As a leader in Europe, we believe that we are well-positioned to benefit from the ongoing trend of steel being replaced by aluminium as the material of choice for can sheet. Packaging historically has provided a stable cash flow stream through the economic cycle that can be used to invest in attractive opportunities in the aerospace and automotive industries to drive longer term growth. We are also a worldwide leader for the supply of bright sheet.

We are the largest supplier globally of aerospace plates and the second largest supplier globally of general engineering plates. We believe that our ability to fulfill the technical, R&D and quality required supply the aerospace market gives us a significant competitive advantage. We have sought to develop our strategic platform by making significant investments to increase our capacity and improve our capabilities and to develop our proprietary AIRWARE® material solution.

In automotive, we believe our leading positions in the supply of aluminium products are due to our advanced design capabilities, efficient production systems and established relationships with leading automotive OEMs. This includes being the second largest global supplier of aluminium auto crash management systems by volume and the leading U.S. supplier of large coils. We also hold a leading position in Europe for hard alloy extrusions. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs. In addition, we hold market leading positions in a number of other attractive product lines.

Advanced R&D and technological capabilities

We have made substantial investments to develop unique R&D and technological capabilities, which we believe give us a competitive advantage as a supplier of high value added, and specialty products which make up the majority of our product portfolio. In particular, our R&D facility in Voreppe, France has given us a leading position in the development of proprietary next-generation specialty alloys, as evidenced by our significant intellectual property portfolio. We use our technological capabilities to develop tailored products in close partnerships with our customers, with the aim of building long-term and synergistic relationships.

Stable Adjusted EBITDA generation with limited exposure to metal price volatility

There are several ways in which our business model is designed to produce stable and consistent cash flows and profitability. For example, our pricing model allows us to pass through risks related to the volatility of commodity metal prices by charging customers London Metal Exchange (“LME”) aluminium prices plus a conversion premium.

We endeavor to continue to minimize our exposure to commodity metal price volatility primarily by (i) passing through aluminium price risk to customers, whereby customers pay the same metal price we receive from our suppliers, (ii) using financial derivatives, (iii) utilizing metal owned by the customer (tolling) and (iv) aligning the price and quantity of physical aluminium purchases and sales. In addition, in 2015 we have actively re-negotiated customer contracts at Muscle Shoals, in order to mitigate the risk from Midwest premium volatility, whereby customers now pay the same Midwest premium price as we pay to our suppliers.

Stable business across economic cycles

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient. Specifically, 53% of the 2015 Adjusted EBITDA is generated from the Packaging & Automotive Rolled Products (“P&ARP”) segment including contribution from can sheet production, and packaging products accounted for approximately 85% of 2015 P&ARP volumes. European beverage can stock consumption is expected to grow at 2% CAGR between 2015—2020 partly due to the growth of purchasing power in Eastern Europe and to the substitution to steel. The U.S. can body stock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption. Analysts expect however that the growth in Aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from can body stock to Auto Body Sheet.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our working capital requirements and a neutral impact on our operating cash flows. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

Long-standing relationships with a diversified and blue-chip customer base

Our customer base includes some of the largest manufacturers in the packaging, aerospace and automotive end-markets. We believe that our ability to produce tailored, high value-added products fosters longer-term and synergistic relationships with our diversified blue-chip customer base. We regard our relationships with our customers as partnerships in which we work together to utilize our unique R&D and technological capabilities to develop customized solutions in order to meet evolving requirements. We also collaborate with our customers through longer-term R&D partnerships for product development. Finally, we work closely with our customers to complete the rigorous process of product qualification, which requires substantial time and investment and creates high switching costs.

As a result of the Wise Acquisition, we now have long-term contracts with several of the largest brewers and soft drink bottlers in North America, as well as with Rexam, one of the largest can makers in the world.

Global network of efficient facilities with a broad range of capabilities operated by a highly skilled workforce

We operate a network of strategically located facilities that we believe allows us to compete effectively in our selected end-markets across numerous geographies. With an estimated replacement value of over €8 billion (including Wise for €1.7 billion), our facilities have enabled us to reliably produce a broad range of high-quality products. They are operated by a highly skilled workforce with decades of accumulated operational experience. We believe this collective knowledge base would be very difficult to replicate and is a key contributing factor to our ability to produce consistently high quality products.

Our seven key production sites feature industry-leading manufacturing capabilities with required industry qualifications that are in our view difficult for market outsiders to accomplish. For example, Neuf-Brisach is a fully integrated downstream aluminium production facility in Europe, with capabilities spanning the recycling, casting, rolling and finishing phases of production. Our plant at Neuf-Brisach contains a modernized casting complex dedicated to rolling slab production, delivering safety and quality improvements and increasing casting capacity, as well as a pusher furnace (replaced in 2013), dedicated to the homogenization and preheating of slabs before rolling. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminium Auto Body Sheet in the automotive market. Our Issoire, France and Ravenswood, West Virginia, United States plants have unique capabilities for producing the specialized wide and very high gauge plates required for the aerospace sector. Our Muscle Shoals, Alabama, United States, facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Additionally, our network of small extrusion and automotive structures plants enables us to serve many of our customers on a localized basis, allowing us to more rapidly meet demand through close proximity. We believe our portfolio of facilities provides us with a strong platform to retain and grow our global customer base.

Strong and experienced management team and Board of Directors

We have a strong and experienced management team. In addition, our executive officers and other key members of our management team have an average of more than 15 years of relevant industry experience. Our team has expertise across the commercial, technical and management aspects of our business and industry, which provides for strong customer service, rigorous quality and cost controls, and focus on health, safety and environmental improvements. Our board of directors includes current and former executives of Alcan, Rio Tinto, Bosch, Alcatel-Lucent, Continental AG, Kaiser Aluminium Aleris, ArcelorMittal, and automotive suppliers such as Faurecia, who bring extensive experience in operations, finance, governance and corporate strategy.

Our Business Strategies

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage. Our strategy to achieve this objective has three pillars: (i) selective participation, (ii) global leadership position and (iii) best-in-class efficiency and operational performance.

Selective Participation

Continue to target investment in high-return opportunities in our core markets (packaging, aerospace and automotive), with the goal of driving growth and profitability

We are focused on our three strategic end-markets—packaging, aerospace and automotive—which we believe have attractive growth prospects for aluminium. These are also markets where we believe that we can differentiate ourselves through our high value-added products, our strong customer relationships and our R&D and technological capabilities. Our capital expenditures and R&D spend are focused on these three strategic end-markets and are made in response to specific volume requirements from long-term customer contracts, which ensures relatively short payback periods and good visibility into return on investment. Our focus on high value-added products in our three strategic end-markets with our strong customer relationships enable us to maximize conversion premium growth and profitability rather than focusing on volume growth.

As part of our focus on our core end-markets and our strategy to improve our profitability, we also consider potential divestitures of non-strategic businesses.

Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Global Leadership Position

Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers

We aim to deepen our ties with our customers by consistently providing best-in-class quality, market leading supply chain integration, joint product development projects, customer technical support and scrap and recycling solutions. We believe that our product offering is differentiated by our market-leading R&D capabilities. Our key R&D programs are focused on high growth and high margin areas such as specialty material solutions, next generation alloys and sustainable engineered solutions / manufacturing technologies. Examples of market-leading breakthroughs include our lightweight AIRWARE® lithium alloy technology and our Solar Surface® Selfclean, a coating solution used in the solar industry which provides additional performance and functionality of the aluminium by chemically breaking down dirt and contaminants in contact with the surface.

Build a global footprint with a focus on gaining scale in Europe and the United States

We intend to selectively expand our global operations where we see opportunities to enhance our manufacturing capabilities, grow with current customers and gain new customers, or penetrate higher-growth regions. We believe disciplined expansion focused on these objectives will allow us to achieve attractive returns.

Recent Developments

Expansion of Joint Venture with UACJ

On March 10, 2016, Constellium announced that it had executed a term sheet (the “UACJ Term Sheet”) with UACJ to expand the parties’ joint venture to produce automotive BiW sheet in the U.S and establish a leadership position in the growing North American BiW market. Under the expanded joint venture, Constellium and UACJ contemplate a joint investment in two previously announced 100 kt finishing lines, which would be funded 51% by Constellium and 49% by Tri-Arrows Aluminium Holdings, a U.S. affiliate of UACJ. We currently expect the expanded joint venture, along with savings on upstream cost optimization to reduce Constellium’s estimated investment needs in North America to approximately $340 million through 2021, compared to the $620 million previously announced in October 2015 and $750 million announced in October 2014.

Constellium currently expects the expanded joint venture to result in significant benefits, helping us to become a leading player in the North American BiW market, and combining both parties’ strengths in technology, know-how and customer relationships.

Pursuant to the terms of the UACJ Term Sheet, the joint investment is subject to board approval by each party and the negotiation and execution of definitive documentation. See “Risk Factors—Risks Related to Our Business—Our planned joint investment with UACJ in BiW sheet in the U.S. may not be consummated, or may be consummated on terms that differ materially from those currently contemplated by the UACJ Term Sheet. We may be unable to execute on our strategy with respect to the joint venture with UACJ.”

Update on Wise

Impairment

Constellium has recorded an impairment charge of €400 million in the fourth quarter of 2015 against the carrying value of the Wise assets. This charge, which has no impact on cash flows, reflects management’s view of the future expected performance of Wise in light of the challenges the can/packaging business experienced in 2015 as previously disclosed. This impairment charge is reflected in our consolidated financial statements included in this offering circular. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Impairment.”

New Manufacturing Facility

In November 2015, we announced the building of a new manufacturing facility in Bartow County, Georgia, United States, in response to growing demand for automotive structures in North America. This project represents approximately a $20 million investment and an additional expected $12 million investment by a third-party developer, for a total project value of approximately $32 million. Construction of the plant is expected to begin in early 2016 with start of production anticipated in 2017. We expect to create approximately 150 high-tech manufacturing jobs at this location by 2019. The planned 130,000 square foot greenfield facility may be expanded up to 208,000 square feet to adapt to customers’ supply needs in the future.

CEO to retire in 2016

Pierre Vareille, our Chief Executive Officer, has informed the Board of his desire to retire during the course of 2016. The Company is working to ensure a smooth transition, which may occur this summer. At the Board’s request, Mr. Vareille has agreed to remain in his current role until his successor is appointed, and to thereafter become an advisor to the Board to facilitate the transition. The Company is in discussions with a particular candidate, but no agreement has been finalized at this time. The Company currently expects to provide an update on the transition plan by early May 2016.

Corporate Information

Corporate Structure

The following diagram summarizes our corporate entity structure as of the date hereof, including our significant subsidiaries and certain other subsidiaries.

Constellium Holdco B.V. (formerly known as Omega Holdco B.V.) was incorporated as a Dutch private limited liability company on May 14, 2010. Constellium Holdco B.V. was formed to serve as the holding company for various entities comprising the EAP Business, which Constellium acquired from affiliates of Rio Tinto on January 4, 2011. On May 21, 2013, Constellium Holdco B.V. was converted into a Dutch public limited liability company and renamed Constellium N.V. Also in May 2013, we completed our initial public offering of ordinary shares and became listed on the New York Stock Exchange and Euronext Paris.

The business address (head office) of Constellium N.V. is Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands, and our telephone number is +31 20 654 97 80. The address for our agent for service of process in the United States is Corporation Service Company, 80 State Street, Albany, NY 12207-2543, and its telephone number is (518) 433-4740.

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following table sets forth the summary historical consolidated financial data for Constellium for the periods and as of the dates indicated.

The summary historical financial information presented as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from Constellium’s audited consolidated financial statements, prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, included elsewhere in this offering circular. The summary historical financial information presented as of December 31, 2013 has been derived from our audited financial statements not included in this offering circular.

This information is only a summary and should be read in conjunction with the “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements of Constellium and notes thereto included elsewhere in this offering circular.

	As of and for the year ended December 31,
(€ in millions other than per ton data)	2013	2014	2015
Statement of income data
Revenue	3,495	3,666	5,153
Gross Profit	471	483	450
Income/(loss) from operations	209	150	(426)
Finance costs—net	50	58	155
Net income/(loss) from continuing operations	96	54	(552)
Net Income/(loss)	100	54	(552)
Statement of financial position data
Cash and cash equivalents	233	991	472
Borrowings(1)	348	1,252	2,233
Total liabilities(2)	1,728	3,049	4,168
Total assets(2)	1,764	3,012	3,628
Net assets/(liabilities) or total invested equity	36	(37)	(540)
Share capital	2	2	2
Other operational and financial data (unaudited):
Net trade working capital(3)	222	210	149
Capital expenditure(4)	144	199	350
Volumes (in Kton)	1,025	1,062	1,478
Net debt(5)	132	222	1,703
Adjusted EBITDA per ton (€/ton)	273	259	232
Adjusted EBITDA(6)	280	275	343
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	176	190	176
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	491	380	445
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	311	351	380
Ratio of Total Secured Debt (7) to Adjusted EBITDA	N/A	N/A	2.3
Ratio of Net debt to Adjusted EBITDA	N/A	N/A	5.0
Ratio of Borrowings to Adjusted EBITDA	N/A	N/A	6.5
As adjusted after giving effect to the Notes (8):
As adjusted ratio of Total Secured Debt to Adjusted EBITDA	N/A	N/A	3.4
As adjusted ratio of Net debt to Adjusted EBITDA	N/A	N/A	5.0
As adjusted ratio of Borrowings to Adjusted EBITDA	N/A	N/A	7.6

(1)	Borrowings is defined as the sum of current and non-current borrowings.
(2)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(3)	Net trade working capital, a measurement not defined by IFRS, represents total inventories plus trade receivables less trade payables.
(4)	Represents purchases of property, plant, and equipment.
(5)	Net debt, a measurement not defined by IFRS, is calculated as follows:

	As of December 31,
(€ in millions)	2013	2014	2015
Borrowings	348	1,252	2,233
Fair value of cross currency interest swaps(a)	26	(29)	(47)
Cash and cash equivalents	(233)	(991)	(472)
Cash pledged for issuance of guarantees	(9)	(10)	(11)

Net debt	132	222	1,703

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar senior notes.

(6)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share Equity Plan expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the three years ended December 31, 2013, 2014, and 2015:

	For the year ended December 31,
(€ in millions)	2013	2014	2015
Net income (loss)	100	54	(552)
Net income from discontinued operations	(4)	—	—
Other expenses	27	—	—
Finance costs, net	50	58	155
Income tax (benefit) expense	39	37	(32)
Share of (gain) loss of joint ventures	(3)	1	3
Metal price lag(a)	29	(27)	34
Start-up and development costs(b)	7	11	21
Manufacturing system and process transformation costs(c)	—	1	11
Wise acquisition and integration costs	—	34	14
Wise one-time costs related to the acquisition(d)	—	—	38
Share Equity Plans	2	4	7
Losses / (Gains) on Ravenswood OPEB plan amendment	(11)	(9)	5
Swiss pension plan settlements	—	(6)	—
Income tax contractual reimbursements	—	(8)	—
Apollo Management fees	2	—	—
Depreciation and amortization(e)	32	49	140
Restructuring costs	8	12	8
Impairment(f)	—	—	457
Losses on disposals and assets classified as held for sale	5	5	5
Unrealized losses / (gains) on derivatives	(12)	53	20
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(2)	(1)	3
Other	11	7	6

Adjusted EBITDA(g)	280	275	343

(a)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(b)	For the year ended December 31, 2015, start-up costs relating to new sites and business development initiatives amounted to €21 million of which €16 million related to Body-in-White growth projects both in Europe and the U.S and €5 million related to the expansion of the site in Van Buren, U.S.
(c)	For the year ended December 31, 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in A&T operating segment.
(d)	Wise one-time costs related to the acquisition include :
•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium has renegotiated these contracts to bring them in line with its usual practice. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as at January 5, 2015 to $198/metric ton as at December 31, 2015. This resulted in an un-recovered metal premium of €22 million.
•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.
•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).
(e)	Includes €61 million of depreciation and amortization expenses from Muscle Shoals assets for the year ended December 31, 2015.
(f)	Includes mainly for the year ended December 31, 2015, an impairment charge of €49 million related to Constellium Valais Property, plant and equipment and €400 million related to Muscle Shoals intangible assets and property, plant and equipment.
(g)	The table presented below provides a reconciliation of Wise’s contribution to Constellium net loss to Wise’s contribution to Constellium’s Adjusted EBITDA for the year ended December 31, 2015.

(€ in millions)	For the year ended December 31, 2015
Wise contribution to Constellium net loss	(505)
Finance costs, net	61
Income tax benefit	(7)
Metal price lag(a)	(11)
Start-up and development costs(b)	12
Wise acquisition and integration costs	5
Wise one-time costs related to the acquisition(c)	38
Depreciation and amortization	61
Restructuring costs	2
Impairment(d)	403
Unrealized losses on derivatives	9

Wise contribution to Constellium Adjusted EBITDA	68

(a)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.

(b)	Represents costs related to Body-in-White growth projects.
(c)	Wise one-time costs related to the acquisition include :
•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium intends to re-negotiate these contracts to bring them in line with its usual practice—related discussions are ongoing. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as of January 5, 2015 to $198/metric ton as of December 31, 2015. This resulted in an un-recovered metal premium of €22 million.
•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.
•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).
(d)	Represents mainly an impairment charge of €400 million related to intangible assets and property, plant, and equipment

(7)	Total Secured Debt is comprised of the outstanding borrowings under our ABL facilities (€122 million), the nominal amount of the Wise Senior Secured Notes due 2018 (€622 million net of amortized fair value adjustment recognized at the acquisition date for €23 million and accrued interests amount for €2 million), and other borrowings (€63 million).
(8)	Ratios are calculated on an as adjusted basis giving effect to the $400 million of U.S. dollar denominated Notes as though the Notes had been issued at December 31, 2015. The adjusted ratio of Net debt to Adjusted EBITDA reflects the net impact of the issuance of the Notes and estimated fees and expenses of €8 million.

RISK FACTORS

This section describes the risks and uncertainties that we believe are material, but these risks and uncertainties may not be the only ones that we face. Additional risks and uncertainties, including those that we currently do not know about or deem immaterial, may also result in decreased revenue, assets and cash inflows, increased expenses, liabilities or cash outflows, or which could have a material adverse effect on our business, financial condition, results of operations and prospects. The order in which the risks are presented does not necessarily reflect the likelihood of their occurrence or the magnitude of their potential impact on our business, financial condition, or results of operations and prospects.

Risks Related to Our Business

If we fail to implement our business strategy, including our productivity and lean initiatives, our financial condition and results of operations could be materially adversely affected.

Our future financial performance and success depend in large part on our ability to successfully implement our business strategy, including investing in high-return opportunities in our core markets, focusing on higher-margin, technologically advanced products, differentiating our products, expanding our strategic relationships with customers in selected international regions, fixed-cost containment and cash management, and executing on our Lean manufacturing program. We cannot assure you that we will be able to successfully implement our business strategy or be able to continue improving our operating results.

Implementation of our business strategy could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, or general economic conditions (including slower or lower than expected growth in North America for BiW aluminium rolled products). Any failure to successfully implement our business strategy could adversely affect our financial condition and results of operations. In addition, we may decide to alter or discontinue certain aspects of our business strategy at any time. Although we have undertaken and expect to continue to undertake productivity and manufacturing system and process transformation initiatives to improve performance, such as the Lean manufacturing program, we cannot assure you that all of these initiatives will be completed or that any estimated cost savings from such activities will be fully realized. Even when we are able to generate new efficiencies in the short- to medium-term, we may not be able to continue to reduce costs and increase productivity over the long term.

Aluminium may become less competitive with alternative materials, which could reduce our share of industry sales, lower our selling prices and reduce our sales volumes.

Our fabricated aluminium products compete with products made from other materials—such as steel, glass, plastics and composites—for various applications. Higher aluminium prices relative to substitute materials tend to make aluminium products less competitive with these alternative materials. Environmental and other regulations may also increase our costs and may be passed on to our customers, and may restrict the use of chemicals needed to produce aluminium products. These regulations may make our products less competitive as compared to materials that are subject to fewer regulations.

Customers in our end-markets, including the can, aerospace and automotive sectors, use and continue to evaluate the further use of alternative materials to aluminium in order to reduce the weight and increase the efficiency of their products. Although trends in “light-weighting” have generally increased rates of using aluminium as a substitution of other materials, the willingness of customers to accept substitutions for aluminium, or the ability of large customers to exert leverage in the marketplace to reduce the pricing for fabricated aluminium products, could adversely affect the demand for our products, and thus materially adversely affect our financial position, results of operations and cash flows.

The cyclical and seasonal nature of the metals industry, our end-use markets and our customers’ industries could negatively affect our financial condition and results of operations.

The metals industry is generally cyclical in nature, and these cyclical fluctuations tend to directly correlate with changes in general and local economic conditions. These conditions include the level of economic growth, financing availability, the availability of affordable energy sources, employment levels, interest rates, consumer confidence and housing demand. Historically, in periods of recession or periods of minimal economic growth, metals companies have often tended to underperform other sectors. In addition, economic downturns in regional and global economies, including in Europe, or a prolonged recession in our principal industry segments, have had a negative impact on our operations in the past and could have a negative impact on our future financial condition or results of operations. Although we continue to seek to diversify our business on a geographic and end-market basis, we cannot assure you that diversification would mitigate the effect of cyclical downturns.

We are particularly sensitive to cycles in the aerospace, defense, automotive, other transportation, building and construction and general engineering end-markets, which are highly cyclical. During recessions or periods of low growth, these industries typically experience major cutbacks in production, resulting in decreased demand for aluminium products. This leads to significant fluctuations in demand and pricing for our products and services. Because our operations are capital intensive and we generally have high fixed costs and may not be able to reduce costs and production capacity on a sufficiently rapid basis, our near-term profitability may be significantly affected by decreased processing volumes. Accordingly, reduced demand and pricing pressures may significantly reduce our profitability and materially adversely affect our financial condition, results of operations and cash flows.

In particular, we derive a significant portion of our revenues from products sold to the aerospace industry, which is highly cyclical and tends to decline in response to overall declines in the general economy. The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. Demand for commercial aircraft is influenced by airline industry profitability, trends in airline passenger traffic, the state of the U.S. and global economies and numerous other factors, including the effects of terrorism. A number of major airlines have undergone Chapter 11 bankruptcy or comparable insolvency proceedings and experienced financial strain from volatile fuel prices. The aerospace industry also suffered significantly in the wake of the events of September 11, 2001, resulting in a sharp decrease globally in new commercial aircraft deliveries and order cancellations or deferrals by the major airlines. Despite existing backlogs, continued financial uncertainty in the industry, inadequate liquidity of certain airline companies, production issues and delays in the launch of new aircraft programs at major aircraft manufacturers, stock variations in the supply chain, terrorist acts or the increased threat of terrorism may lead to reduced demand for new aircraft that utilize our products, which could materially adversely affect our financial position, results of operations and cash flows.

Further, the demand for our automotive extrusions and rolled products and many of our general engineering and other industrial products is dependent on the production of cars, light trucks, and heavy duty vehicles and trailers. The automotive industry is highly cyclical, as new vehicle demand is dependent on consumer spending and is tied closely to the strength of the overall economy. We note that the demand for luxury vehicles in China has become significant over the past several years and therefore fluctuations in the Chinese economy may adversely affect the demand for our products. Production cuts by manufacturers may adversely affect the demand for our products. Many automotive-related manufacturers and first tier suppliers are burdened with substantial structural costs, including pension, healthcare and labor costs that have resulted in severe financial difficulty, including bankruptcy, for several of them. A worsening of these companies’ financial condition or their bankruptcy could have further serious effects on the conditions of the markets, which directly affects the demand for our products. In addition, the loss of business with respect to, or a lack of commercial success of, one or more particular vehicle models for which we are a significant supplier could have a materially adverse impact on our financial position, results of operations and cash flows.

Customer demand in the aluminium industry is also affected by holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with August and December typically being the lowest months and January to June being the strongest months. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer season, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. Therefore, our quarterly financial results could fluctuate as a result of climatic or other seasonal changes, and a prolonged period of unusually cool summers in different regions in which we conduct our business could have a negative effect on our financial results and cash flows.

We may not be able to compete successfully in the highly competitive markets in which we operate, and new competitors could emerge, which could negatively impact our share of industry sales, sales volumes and selling prices.

We are engaged in a highly competitive industry. We compete in the production and sale of rolled aluminium products with a number of other aluminium rolling mills, including large, single-purpose sheet mills, continuous casters and other multi-purpose mills, some of which are larger and have greater financial and technical resources than we do. Producers with a different cost basis may, in certain circumstances, have a competitive pricing advantage. Our competitors may be better able to withstand reductions in price or other adverse industry or economic conditions.

In addition, a current or new competitor may also add or build new capacity, which could diminish our profitability by decreasing equilibrium prices in our marketplace. New competitors could emerge from within Europe or North America or globally, including from China, Russia and the Middle East, and could include existing producers and sellers of steel products that may seek to compete in our industry. Emerging or transitioning markets in these regions with abundant natural resources, low-cost labor and energy, and lower environmental and other standards may pose a significant competitive threat to our business. Our competitive position may also be affected by exchange rate fluctuations that may make our products less competitive. Changes in regulation that have a disproportionately negative effect on us or our methods of production may also diminish our competitive advantage and industry position. In addition, technological innovation is important to our customers who require us to lead or keep pace with new innovations to address their needs. If we do not compete successfully, our share of industry sales, sales volumes and selling prices may be negatively impacted.

In addition, the aluminium industry has experienced consolidation over the past years and there may be further industry consolidation in the future. Although industry consolidation has not yet had a significant negative impact on our business, if we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

Our business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance.

A material portion of our sales are generated by customers located in Europe. The financial markets remain concerned about the ability of certain European countries to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures by Eurozone countries and the International Monetary Fund. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries. In addition, the actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. The interdependencies among European economies and financial institutions have also exacerbated concern regarding the stability of European financial markets generally. These concerns could lead to the re-introduction of individual currencies in one or more Eurozone countries, or, in more extreme circumstances, the possible dissolution of the euro currency entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could materially adversely affect the value of the Company’s euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have a material adverse impact on the capital markets generally. Persistent disruptions in the European financial markets, the overall stability of the euro and the suitability of the euro as a single currency or the failure of a significant European financial institution, could have a material adverse impact on our operations or financial performance.

In addition, there can be no assurance that the actions we have taken or may take in response to global economic conditions may be sufficient to counter any continuation or reoccurrence of the downturn or disruptions. A significant global economic downturn or disruptions in the financial markets would have a material adverse effect on our financial position, results of operations and cash flows.

Adverse changes in currency exchange rates could negatively affect our financial results.

The financial condition and results of operations of some of our operating entities are reported in various currencies and then translated into euros at the applicable exchange rate for inclusion in our consolidated financial statements. As a result, the appreciation of the euro against the currencies of our operating local entities may have a negative impact on reported revenues and operating profit, and the resulting accounts receivable, while depreciation of the euro against these currencies may generally have a positive effect on reported revenues and operating profit. We do not hedge translation of forecasted results or actual results.

In addition, while the majority of costs incurred are denominated in local currencies, a portion of the revenues are denominated in U.S. dollars and other currencies. As a result, appreciation in the U.S. dollar may have a positive impact on earnings while depreciation of the U.S. dollar may have a negative impact on earnings. While we engage in significant hedging activity to attempt to mitigate this foreign transactions currency risk, this may not fully protect us from adverse effects due to currency fluctuations on our business, financial condition or results of operations.

A portion of our revenues is derived from our international operations, which exposes us to certain risks inherent in doing business globally.

We have operations primarily in the United States, Germany, France, Slovakia, Switzerland, the Czech Republic and China and primarily sell our products across Europe, Asia and North America. We also continue to explore opportunities to expand our international operations. Our operations generally are subject to financial, political, economic and business risks in connection with our global operations, including:

•	changes in international governmental regulations, trade restrictions and laws, including those relating to taxes, employment and repatriation of earnings;

•	currency exchange rate fluctuations;

•	tariffs and other trade barriers;

•	the potential for nationalization of enterprises or government policies favoring local production;

•	renegotiation or nullification of existing agreements;

•	interest rate fluctuations;

•	high rates of inflation;

•	currency restrictions and limitations on repatriation of profits;

•	differing protections for intellectual property and enforcement thereof;

•	divergent environmental laws and regulations; and

•	political, economic and social instability.

The occurrence of any of these events could cause our costs to rise, limit growth opportunities or have a negative effect on our operations and our ability to plan for future periods. In certain emerging markets, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.

We are dependent on a limited number of suppliers for a substantial portion of our aluminium supply and a failure to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our suppliers may adversely affect our results of operations, financial condition and cash flows.

Our ability to produce competitively priced aluminium products depends on our ability to procure competitively priced supply of aluminium in a timely manner and in sufficient quantities to meet our production needs. We have supply arrangements with a limited number of suppliers for aluminium and other raw materials. Our top 10 suppliers accounted for approximately 45% of our total purchases for the year ended December 31, 2015. Increasing aluminium demand levels have caused regional supply constraints in the industry, and further increases in demand levels could exacerbate these issues. We maintain long-term contracts for a majority of our supply requirements, and for the remainder we depend on annual and spot purchases. There can be no assurance that we will be able to renew, or obtain replacements for, any of our long-term contracts or any related arrangements when they expire on terms that are as favorable as our existing agreements or at all. Additionally, if any of our key suppliers is unable to deliver sufficient quantities of this material on a timely basis, our production may be disrupted and we could be forced to purchase primary metal and other supplies from alternative sources, which may not be available in sufficient quantities or may only be available on terms that are less favorable to us. As a result, an interruption in key supplies required for our operations could have a material adverse effect on our ability to produce and deliver products on a timely or cost-efficient basis and therefore on our financial condition, results of operations and cash flows. In addition, a significant downturn in the business or financial condition of our significant suppliers exposes us to the risk of default by the supplier on our contractual agreements, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

We depend on scrap aluminium for our operations and acquire our scrap inventory from numerous sources. Our suppliers generally are not bound by long-term contracts and have no obligation to sell scrap metal to us. In periods of low inventory prices, suppliers may elect to hold scrap until they are able to charge higher prices. In addition, a decrease in the supply of used beverage containers (“UBCs”) available to us resulting from a decrease in the rate at which consumers consume or recycle products contained or packaged in aluminium beverage cans could negatively impact our supply of aluminium. For example, the slowdown in industrial production and consumer consumption during the recent economic crisis reduced and may continue to reduce the supply of scrap metal available. If an adequate supply of scrap metal is not available to us, we would be unable to recycle metals at desired volumes and our results of operation, financial condition and cash flows could be materially adversely affected.

In addition, we seek to take advantage of the lower price of scrap aluminium compared to primary aluminium to provide a cost-competitive product. A decrease in the supply of scrap aluminium could increase its cost per pound. To the extent the discount between the primary aluminium price and scrap price narrows, our competitive advantage may be reduced. We cannot make use of financial markets to effectively hedge against reductions in this discount as this market is not readily available. If the difference between the price of primary and scrap aluminium is narrow for a considerable period of time, it could adversely affect our business, financial condition and results of operations.

Our financial results could be adversely affected by the volatility in aluminium prices.

The overall price of primary aluminium consists of several components: (1) the underlying base metal component, which is typically based on quoted prices from the LME; (2) the regional premium, which represents an incremental price over the base LME component that is associated with the physical delivery of metal to a particular region (e.g., the Midwest premium for metal sold in the U.S. or the Rotterdam premium for metal sold in Europe); and (3) the product premium, which represents a separate incremental price for receiving physical metal in a particular shape (e.g., billet, slab, rod, etc.), alloy, or purity. Each of these three components has its own drivers of variability. The LME price is typically driven by macroeconomic factors, global supply and demand of aluminium, including expectations for growth and contraction and the level of global inventories. Regional premiums tend to vary based on the supply and demand for metal in a particular region and associated warehousing and transportation costs. Product premiums generally are a function of supply and demand as well as production and raw material costs for a given primary aluminium shape and alloy combination in a particular region.

Speculative trading in aluminium has increased in recent years, contributing to higher levels of price volatility. In 2015, the LME cash price of aluminium reached a high of $1,919 per metric ton and a low of $1,424 per metric ton compared to a high of $2,114 and a low of $1,642 per metric ton in 2014. During 2014, regional premiums reached levels substantially higher than historical averages, whereas in 2015, such premiums experienced significant decreases in all regions, reverting to levels that are closer to historical averages. The Rotterdam regional premium increased from an average of 3% of the LME base price in the period from 2000 to 2009 to 26% of the LME base price in December 2014. The Midwest regional premium increased from an average of 6% of the LME base price to 27% of the LME base price during the same period. New LME warehousing rules, which took effect in February 2015, and increasing exports from China led to an increase in the supply of aluminium entering the physical market and in turn caused regional premiums to decrease sharply between February and April 2015 to reach 11% of the LME base price for the Rotterdam regional premium and to 13% of the LME base price for the Midwest regional premium in December 2015. Sustained high aluminium prices, increases in aluminium prices, the inability to meaningfully hedge our exposure to aluminium prices, or the inability to pass through any fluctuation in regional premiums or product premiums to our customers could have a material adverse effect on our business, financial condition, and results of operations and cash flow.

If we are unable to adequately mitigate the cost of price increases of our raw materials, including aluminium, our profitability could be adversely affected.

Prices for the raw materials we require are subject to continuous volatility and may increase from time to time. Although our sales are generally made on a “margin over metal price” basis, if prices increase we may not be able to pass on the entire cost of the increases to our customers. There could also be a time lag between when changes in prices under our purchase contracts are effective and the point when we can implement corresponding changes under our sales contracts with our customers. As a result, we are exposed to fluctuations in raw materials prices, including metal, since during this time lag we may have to temporarily bear the additional cost of the price change under our purchase contracts. Further, although most of our contracts allow us to pass through metal prices to our customers, we have certain contracts that are based on fixed metal pricing where pass through is not available. Similarly, in certain contracts we have ineffective pass through mechanisms related to Midwest regional premium fluctuation. A related risk is that a sustained significant increase in raw materials prices may cause some of our customers to substitute our products with other materials. We attempt to mitigate these risks, including through hedging, but we may not be able to successfully reduce or eliminate any resulting negative impact, which could have a material adverse effect on our profitability and financial results.

Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments.

We purchase and sell LME and other forwards, futures and options contracts as part of our efforts to reduce our exposure to changes in currency exchange rates, aluminium prices and other raw materials prices. If we are unable to purchase derivative instruments to manage those risks due to the cost or availability of such instruments or other factors, or if we are not successful in passing through the costs of our risk management activities, our results of operations, cash flows and liquidity could be adversely affected. Our ability to realize the benefit of our hedging program is dependent upon many factors, including factors that are beyond our control. For example, our foreign exchange hedges are scheduled to mature on the expected payment date by the customer; therefore, if the customer fails to pay an invoice on time and does not warn us in advance, we may be unable to reschedule the maturity date of the foreign exchange hedge, which could result in an outflow of foreign currency that will not be offset until the customer makes the payment. We may realize a gain or a loss in unwinding such hedges. In addition, our metal-price hedging programs depend on our ability to match our monthly exposure to sold and purchased metal, which can be made difficult by seasonal variations in metal demand, unplanned changes in metal delivery dates by either us or by our customers and other disruptions to our inventories, including for maintenance. In 2015, we were unable to hedge all of our exposure to the increase in the Midwest regional premium component of aluminium prices, resulting in unrecovered Midwest premium charges of €22 million at Wise.

We may also be exposed to losses if the counterparties to our derivative instruments fail to honor their agreements. Further, if major financial institutions continue to consolidate and are forced to operate under more restrictive capital constraints and regulations, there could be less liquidity in the derivative markets, which could have a negative effect on our ability to hedge and transact with creditworthy counterparties.

To the extent our hedging transactions fix prices or exchange rates, if primary aluminium prices, energy costs or foreign exchange rates are below the fixed prices or rates established by our hedging transactions, then our income and cash flows will be lower than they otherwise would have been. Similarly, if we do not adequately hedge for prices and premiums (including the Midwest regional premium) of our aluminium and other raw materials, our financial results may also be negatively impacted. Further, we do not apply hedge accounting to our forwards, futures or option contracts. As a result, unrealized gains and losses on our derivative financial instruments must be reported in our consolidated results of operations. The inclusion of such unrealized gains and losses in earnings may produce significant period over period earnings volatility that is not necessarily reflective of our underlying operating performance. In addition, in certain scenarios when market price movements result in a decline in value of our current derivatives position, our mark-to-market expense may exceed our credit line and counterparties may request the posting of cash collateral which, in turn, can be a significant demand on our liquidity.

At certain times, hedging instruments may simply be unavailable or not available on terms acceptable to us. In addition, recent legislation has been adopted to increase the regulatory oversight of over-the-counter derivatives markets and derivative transactions. The companies and transactions that are subject to these regulations may change. If future regulations subject us to additional capital or margin requirements or other restrictions on our trading and commodity positions, this could have an adverse effect on our financial condition and results of operations.

Our production capacity might not be able to meet growing market demand or changing market conditions.

We may be unable to meet market demand due to production capacity constraints or operational challenges. Meeting such demand may require us to make substantial capital investments to repair, maintain, upgrade, and expand our facilities and equipment. We intend to invest to increase Wise’s current hot mill capacity and build dedicated BiW finishing capacity in North America to serve the rapidly growing automotive market. We also intend to install a new pusher furnace at our Ravenswood, West Virginia facility and have recently invested in equipment in our European facilities. Notwithstanding these plans and investments, we may not be able to expand our production capacity quickly enough in response to changing market conditions, and there can be no assurance that our production capacity will be able to meet our obligations and the growing market demand for our products. If we are unable to adequately expand our production capacity, we may be unable to take advantage of improved market conditions and increased demand for our products. We may also experience loss of market share, operational difficulties, increased costs, penalties for late delivery, reduction in demand for our products, and our reputation with our customers may be harmed, resulting in loss of business and a negative impact on our financial performance.

We are subject to unplanned business interruptions that may materially adversely affect our business.

Our operations may be materially adversely affected by unplanned events such as explosions, fires, war or terrorism, inclement weather, accidents, equipment, information technology systems and process failures, electrical blackouts or outages, transportation interruptions and supply interruptions. Operational interruptions at one or more of our production facilities could cause substantial losses and delays in our production capacity or increase our operating costs. In addition, replacement of assets damaged by such events could be difficult or expensive, and to the extent these losses are not covered by insurance or our insurance policies have significant deductibles, our financial position, results of operations and cash flows may be materially adversely affected by such events. For example, in 2008, a stretcher at Constellium’s Ravenswood, West Virginia facility was damaged due to a defect in its hydraulic system, causing a substantial outage at that facility that had a material impact on our production volumes at this facility and on our financial results for the affected period. In September 2015, Constellium’s Neuf-Brisach suffered an unplanned outage at the manufacturing facility as a result of the breakdown of a scalper. The outage had an adverse impact on the earnings for the third quarter of 2015.

Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own production due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business.

If we were to lose order volumes from any of our largest customers, our sales volumes, revenues and cash flows would be reduced.

Our business is exposed to risks related to customer concentration. Our ten largest customers accounted for approximately 52% of our consolidated revenues for the year ended December 31, 2015, two of which accounted for more than 10% of our consolidated revenues over the same period. A significant downturn in the business or financial condition of our significant customers exposes us to the risk of default on contractual agreements and trade receivables, and this risk is increased by weak and deteriorating economic conditions on a global, regional or industry sector level.

If we fail to successfully renew, renegotiate or re-price our long-term agreements or related arrangements with our largest customers, our results of operations, financial condition and cash flows could be materially adversely affected.

We have long-term contracts and related arrangements with a significant number of our customers, some of which are subject to renewal, renegotiation or re-pricing at periodic intervals or upon changes in competitive and regulatory supply conditions. They also provide certain termination rights to our customers. Our failure to successfully renew, renegotiate or re-price such agreements, at all or on terms as favorable as our existing contracts and arrangements, or a material deterioration in or termination of these customer relationships, could result in a reduction or loss in customer purchase volume or revenue, and if we are not successful in replacing business lost from such customers, our results of operations, financial condition and cash flows could be materially adversely affected.

In addition, our strategy of having dedicated facilities and arrangements with customers subjects us to the inherent risk of increased dependence on a single or a few customers with respect to these facilities. In such cases, the loss of such a customer, or the reduction of that customer’s business at one or more of our facilities, could negatively affect our financial condition and results of operations, and we may be unable to timely replace, or replace at all, lost order volumes and revenue.

The price volatility of energy costs may adversely affect our profitability.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. The volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our production facilities affect operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets as well as governmental regulation and imposition of further taxes on energy. Although we have secured some of our natural gas and electricity under fixed price commitments or long-term contracts with suppliers, future increases in fuel and utility prices, or disruptions in energy supply, may have an adverse effect on our financial position, results of operations and cash flows.

Regulations regarding carbon dioxide emissions, and unfavorable allocation of rights to emit carbon dioxide or other air emission related issues, as well as other environmental laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Measures to reduce carbon dioxide and other greenhouse gas emissions that could directly or indirectly affect us or our suppliers are currently being developed or may be developed in the future. Substantial quantities of greenhouse gases are released as a consequence of our operations. Compliance with regulations governing such emissions tend to become more stringent over time and could lead to a need for us to further reduce such greenhouse gas emissions, to purchase rights to emit from third parties, or to make other changes to our business, all of which could result in significant additional costs or could reduce demand for our products. In addition, we are a significant purchaser of energy. Existing and future regulations relating to the emission of carbon dioxide by our energy suppliers could result in materially increased energy costs for our operations, and we may be unable to pass along these increased energy costs to our customers, which could have a material adverse effect on our business, financial condition and results of operations. For example, a revised European emissions trading system or a successor to the Kyoto Protocol under the United Nations Framework Convention on Climate Change, could have a material adverse effect on our business, financial condition and results of operations.

Our fabrication process is subject to regulations that may hinder our ability to manufacture our products. Some of the chemicals we use on our fabrication processes are subject to government regulation, such as REACH (“Registration, Evaluation, Authorisation, and Restriction of Chemicals substances”) in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. If we fail to comply with these or similar laws and regulations, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance, and we may lose customers or revenue as a result. Additionally, we could be subject to significant fines or other civil and criminal penalties should we not achieve such compliance. To the extent that other nations in which we operate also require chemical registration, potential delays similar to those in Europe may delay our entry into these markets. Any failure to obtain or delay in obtaining regulatory approvals for chemical products used in our facilities could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully develop and implement new technology initiatives and other strategic investments in a timely manner.

We have invested in, and are involved with, a number of technology and process initiatives, including the development of new aluminium-lithium products. Being at the forefront of technological development is important to remain competitive. Several technical aspects of certain of these initiatives are still unproven and/or the eventual commercial outcomes and feasibility cannot be assessed with any certainty. Even if we are successful with these initiatives, we may not be able to bring them to market as planned before our competitors or at all, and the initiatives may end up costing more than expected. As a result, the costs and benefits from our investments in new technologies and the impact on our financial results may vary from present expectations.

In addition, we have undertaken and may continue to undertake growth, streamlining and productivity initiatives to improve performance. For example, we anticipate additional investments in the U.S. to increase our current hot mill capacity and build dedicated BiW finishing capacity. We cannot assure you that these initiatives will be completed or that they will have their intended benefits. Capital investments in debottlenecking or other organic growth initiatives may not produce the returns we anticipate. Even if we are able to generate new efficiencies successfully in the short- to medium-term, we may not be able to continue to reduce cost and increase productivity over the long term.

Our business requires substantial capital investments that we may be unable to fulfill. We may be unable to timely complete our expected capital investments, including in BiW, or may be unable to achieve the anticipated benefits of such investments.

Our operations are capital-intensive. Our total capital expenditures were €350 million for the year ended December 31, 2015 and €199 million and €144 million for the years ended December 31, 2014 and 2013, respectively. We further anticipate remaining capital investments requirements to total approximately €1,480 million in the years ended December 31, 2016 to 2021, in the aggregate. Investments in Muscle Shoals and in our Joint Venture with UACJ, after giving effect to the contemplated transaction (see “Summary—Expansion of Joint Venture with UACJ”) including both maintenance and growth investments are expected to aggregate to approximately €345 million and €193 million respectively in the years ended December 31, 2016 to 2021. After giving effect to the transaction contemplated with UACJ, investments in our BiW Expansion program are expected to be approximately €284 million in the years ended December 31, 2016 to 2021, in the aggregate. See “Summary—Recent Developments—Expansion of Joint Venture with UACJ.”

There can be no assurance that we will be able to complete our capital investments, including our expected investments in BiW, on schedule, or that we will be able to achieve the anticipated benefits of such capital investments. In addition, we are under no legal obligation to complete the BiW Expansion program. We may at any time determine not to complete the BiW Expansion program. Additionally, we may not generate sufficient operating cash flows and our external financing sources may not be available in an amount sufficient to enable us to make anticipated capital expenditures (including completing our expected BiW investments), service or refinance our indebtedness or fund other liquidity needs.

If we are unable to make upgrades or purchase new plants and equipment, our financial condition and results of operations could be materially adversely affected by higher maintenance costs, lower sales volumes due to the impact of reduced product quality, and other competitive factors. If we are unable or determine not to complete our expected BiW investments, or such investments are delayed, we will not realize the anticipated benefits of such investments, which may adversely affect our results of operations.

Our planned joint investment with UACJ in BiW sheet in the U.S. may not be consummated, or may be consummated on terms that differ materially from those currently contemplated by the UACJ MOU. We may be unable to execute on our strategy with respect to the joint venture with UACJ.

On March 10, 2016, Constellium announced that it had executed the UACJ Term Sheet with UACJ to expand the parties’ joint venture to produce automotive BiW sheet in the U.S. and establish a leadership position in the growing North American BiW market. Under the expanded joint venture, Constellium and UACJ contemplate a joint investment in two previously announced 100 kt finishing lines, which would be funded 51% by Constellium and 49% by Tri-Arrows Aluminium Holdings, a U.S. affiliate of UACJ. We currently expect the expanded joint venture, along with savings on upstream cost optimization, to reduce Constellium’s estimated capital requirement in North America to approximately $340 million through 2021, compared to the $620 million previously announced in October 2015 and $750 million announced in October 2014. See “Summary—Recent Developments—Update on Wise.”

Pursuant to the terms of the UACJ Term Sheet, the joint investment is subject to board approval by each party and the negotiation and execution of definitive documentation. If the board of directors of either Constellium or UACJ does not approve the joint investment contemplated by the UACJ Term Sheet, or if Constellium and UACJ do not reach agreement on and execute definitive documents in respect of the joint investment, then Constellium will not obtain the anticipated benefits of the joint investments, including the reduction in Constellium’s estimated capital requirement to fund its BiW investments in the U.S. Any definitive documents executed pursuant to the UACJ Term Sheet may have terms that differ materially from those currently contemplated.

In addition, we cannot assure you that we will be able to successfully implement the planned expansion or our business strategy with respect to our joint venture with UACJ. Any inability to execute on the expansion or our strategy with respect to the joint venture could inhibit or materially reduce our expected reduction in capital expenditures and could adversely affect our operations overall.

As part of our ongoing evaluation of our operations, we may undertake additional restructuring efforts in the future which could in some instances result in significant severance-related costs and other restructuring charges.

We recorded restructuring charges of €8 million for the year ended December 31, 2015, €12 million for the year ended December 31, 2014, and €8 million for the year ended December 31, 2013. Restructuring costs in 2014 and 2013 were primarily related to corporate and other European sites restructuring operations. We may pursue additional restructuring activities in the future, which could result in significant severance-related costs, restructuring charges and related costs and expenses, including resulting labor disputes, which could materially adversely affect our profitability and cash flows.

A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.

A deterioration in our financial position or a downgrade of our credit ratings could adversely affect our financing, limit access to the capital or credit markets or our liquidity facilities, or otherwise adversely affect the availability of other new financing on favorable terms or at all, result in more restrictive covenants in agreements governing the terms of any future indebtedness that we incur, increase our borrowing costs, or otherwise impair our business, financial condition and results of operations.

While the terms of our other existing financing arrangements do not require us to maintain a specific credit rating, the commitments of the Wise RPA Purchaser under the Wise RPA (each, as defined herein) are conditioned on Constellium having a corporate credit rating of B or better from Standard & Poor’s and B2 or better from Moody’s. On December 18, 2015, Moody’s downgraded Constellium’s corporate credit rating from B1 to B3. As a result of the downgrade, a condition precedent to the obligation of the Wise RPA Purchaser under the Wise RPA to purchase receivables of Wise Alloys LLC cannot be satisfied, and all purchases under the Wise RPA became uncommitted. As of December 31, 2015, the Wise RPA Purchaser continued to purchase receivables under the Wise RPA on an uncommitted basis. However, the Wise RPA does not provide for further sales of receivables after March 23, 2016. While Wise is engaged in ongoing discussions with the Wise RPA Purchaser and other potential receivables purchasers regarding establishing a committed receivables purchase facility, there can be no assurance that these discussions will be successful. If the Wise RPA is not extended, refinanced or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the Wise RPA. As a result, Wise’s liquidity could meaningfully decrease, causing Wise to have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from Constellium N.V., is identified. See “Description of Other Indebtedness—Receivables Purchase Agreement” and “Risk Factors—Risks Related to Our Business—Wise has substantial leverage and may be unable to obtain sufficient liquidity to operate its business and service its indebtedness. Constellium may elect to make capital contributions to Wise but is under no legal obligation to do so.”

A deterioration of our financial position or a further downgrade of our credit ratings for any reason could also increase our borrowing costs and have an adverse effect on our business relationships with customers, suppliers and hedging counterparties. As discussed above, we enter into various forms of hedging arrangements against currency, interest rate or metal price fluctuations and trade metal contracts on the LME. Financial strength and credit ratings are important to the availability and pricing of these hedging and trading activities. As a result, any downgrade of our credit ratings may make it more costly for us to engage in these activities, and changes to our level of indebtedness may make it more difficult or costly for us to engage in hedging and trading activities in the future. Our indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Our indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (i) it may make us more vulnerable to downturns in our business or the economy; (ii) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (iii) it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and (iv) it may adversely affect the terms under which suppliers provide goods and services to us. As further described in the section of this Offering Circular entitled Description of Other Indebtedness, our indebtedness has materially increased as a result of the Wise Acquisition. By increasing our indebtedness, we have made ourselves more susceptible to the risks discussed above.

If we are unable to meet our debt service obligations, including the Existing Constellium Notes and the Wise Notes, and pay our expenses, we may be forced to reduce or delay business activities and capital expenditures (including, without limitation, our expected investments in BiW), sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may materially adversely affect our business. If these alternative measures are unsuccessful, we could default on our obligations, which could result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness, including the indebtedness of Wise that we have assumed in connection with the Wise Acquisition contain, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on our ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions or investments; (v) engage in sales of assets and subsidiary stock; (vi) enter into transactions with affiliates (including transactions between the Company and its subsidiaries (other than Wise), on the one hand, and Wise, on the other, that are not at least as favorable to Wise as would be obtained in an arm’s-length transaction); (vii) transfer all or substantially all of our assets or enter into merger or consolidation transactions; and (viii) enter into sale and lease-back transactions.

In addition, the Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, we may not be able to borrow additional amounts and our lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. Our indebtedness also contains cross-default provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under our other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Other Indebtedness.”

Our existing, and any future, variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.

A portion of our indebtedness is, and our future indebtedness may be, subject to variable rates of interest, exposing us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase, resulting in a reduction of our net income that could be significant, even though the principal amount borrowed would remain the same.

We could be required to make unexpected contributions to our defined benefit pension plans as a result of adverse changes in interest rates and the capital markets.

Most of our pension obligations relate to funded defined benefit pension plans for our employees in the United States and Switzerland, unfunded pension benefits in France and Germany, and lump sum indemnities payable to our employees in France and Germany upon retirement or termination. Our pension plan assets consist primarily of funds invested in listed stocks and bonds. Our estimates of liabilities and expenses for pensions and other post-retirement benefits incorporate a number of assumptions, including interest rates used to discount future benefits. Our results of operations, liquidity or shareholders’ equity in a particular period could be materially adversely affected by capital market returns that are less than their assumed long-term rate of return or a decline in the rate used to discount future benefits. If the assets of our pension plans do not achieve assumed investment returns for any period, such deficiency could result in one or more charges against our earnings for that period. In addition, changing economic conditions, poor pension investment returns or other factors may require us to make unexpected cash contributions to the pension plans in the future, preventing the use of such cash for other purposes.

In addition, Wise provides benefits under a defined benefit pension plan that was frozen in 2007. Declines in interest rates or the value of pension assets or certain other changes could affect the level and timing of required contributions to the pension plan in the future. If future contributions are insufficient to fund the pension plan adequately to cover Wise’s future pension obligations, we could incur cash expenditures and costs materially higher than anticipated. Wise’s pension obligation is calculated annually and is based on several assumptions, including then prevailing conditions, which may change from year to year. In any year, if these assumptions are inaccurate, we could be required to expend greater amounts than anticipated.

Wise also participates in various “multi-employer” pension plans administered by labor unions representing some of its employees. Wise’s withdrawal liability for any multi-employer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of Wise’s renegotiation of collective bargaining agreements with labor unions that maintain these plans, Wise could decide to discontinue participation in a plan, and in that event Wise could face a withdrawal liability. Wise could also be treated as withdrawing from participation in one of these plans if the number of its employees participating in these plans is reduced to a certain degree over certain periods of time. Such reductions in the number of Wise’s employees participating in these plans could occur as a result of changes in Wise’s business operations, such as facility closures or consolidations. Any withdrawal liability could have an adverse effect on our results of operations.

A substantial percentage of our workforce is unionized or covered by collective bargaining agreements that may not be successfully renegotiated.

A significant number of our employees are represented by unions or equivalent bodies or are covered by collective bargaining or similar agreements that are subject to periodic renegotiation. Although we believe that we will be able to successfully negotiate new collective bargaining agreements when the current agreements expire, these negotiations may not prove successful, and may result in a significant increase in the cost of labor, or may break down and result in the disruption or cessation of our operations.

The loss of certain members of our management team may have a material adverse effect on our operating results.

Our success will depend, in part, on the efforts of our senior management and other key employees. These individuals possess sales, marketing, engineering, technical, manufacturing, financial and administrative skills that are critical to the operation of our business. If we lose or suffer an extended interruption in the services of one or more of our senior officers or other key employees, our ability to operate and expand our business, improve our operations, develop new products, and, as a result, our financial condition and results of operations, may be negatively affected. Moreover, the hiring of qualified individuals is highly competitive in our industry, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees.

If we are unable to successfully transition to new leadership following the expected retirement of our current Chief Executive Officer, our business and operating results could be adversely affected.

Our Chief Executive Officer, Pierre Vareille, has informed the Company’s Board of Directors of his desire to retire during the course of 2016. At the request of the Company’s Board of Directors, Mr. Vareille has agreed to remain in his current role of Chief Executive Officer until a successor is appointed, and to thereafter become an advisor to the Company’s Board of Directors to facilitate this leadership transition. While the Company has identified a particular candidate, no agreement has been reached. We are working to ensure a smooth transition but we cannot assure you when we will find a suitable candidate for this position, what impact, if any, the transition may have on our business, and what effect, if any, a new Chief Executive Officer may have on our business and our ability to retain our senior executives and other key personnel. The loss of the services of such senior executives or key personnel or any general instability in the composition of our senior management team could have a negative impact on our ability to execute our business and operating strategies and may adversely affect our operating results. Once we hire a new Chief Executive Officer, our financial and operational success will be dependent in large part on the new executive’s ability to gain proficiency in leading our company, implement or adapt our corporate strategies and initiatives and develop key professional relationships, including relationships with our team members, our key customers and suppliers and other business partners.

We could experience labor disputes and work stoppages that could disrupt our business and have a negative impact on our financial condition and results of operations.

From time to time, we may experience labor disputes and work stoppages at our facilities. For example, we experienced work stoppages and labor disturbances at our Ravenswood, West Virginia facility in 2012 in conjunction with the renegotiation of the collective bargaining agreement. Additionally, we experienced work stoppages and labor disturbances at our Issoire and Neuf-Brisach facilities in November 2013 and resumed normal operations in early December 2013. We also faced minor stoppages in our Issoire site in December 2015 during the yearly Collective Bargaining Agreement negotiations. Existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such stoppages or disturbances may have a negative impact on our financial condition and results of operations by limiting plant production, sales volumes, profitability and operating costs.

In addition, in light of demographic trends in the labor markets where we operate, we expect that our factories will be confronted with high levels of natural attrition in the coming years due to retirements. Strategic workforce planning will be a challenge to ensure a controlled exit of skills and competencies and the timely acquisition of new talent and competencies, in line with changing technological and industrial needs.

If we do not adequately maintain and continue to evolve our financial reporting and internal controls (which could result in higher operating costs), we may be unable to accurately report our financial results or prevent fraud.

We will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a long history of operations as a standalone entity. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls, or the obsolescence of existing financial control systems, could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We may not be able to adequately protect proprietary rights to our technology.

Our success depends in part upon our proprietary technology and processes. We believe that our intellectual property has significant value and is important to the marketing of our products and maintaining our competitive advantage. Although we attempt to protect our intellectual property rights both in the United States and in foreign countries through a combination of patent, trademark, trade secret and copyright laws, as well as through confidentiality and nondisclosure agreements and other measures, these measures may not be adequate to fully protect our rights. For example, we have a presence in China, which historically has afforded less protection to intellectual property rights than the United States. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We have applied for patent protection relating to certain existing and proposed products and processes. While we generally apply for patents in those countries where we intend to make, have made, use or sell patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved. We also cannot assure you that the patents issuing as a result of our foreign patent applications will have the same scope of coverage as our United States patents. The patents we own could be challenged, invalidated or circumvented by others and may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Further, we cannot assure you that competitors or other third parties will not infringe our patents, or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, we could be materially adversely affected.

We rely on our trademarks, trade names and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors or other third parties will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may institute or be named as a defendant in litigation regarding our intellectual property and such litigation may be costly and divert management’s attention and resources.

Any attempts to enforce our intellectual property rights, even if successful, could result in costly and prolonged litigation, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. The unauthorized use of our intellectual property may adversely affect our results of operations as our competitors would be able to utilize such property without having had to incur the costs of developing it, thus potentially reducing our relative profitability.

Furthermore, we may be subject to claims that we have infringed the intellectual property rights of another. Even if without merit, such claims could result in costly and prolonged litigation, cause us to cease making, licensing or using products or technologies that incorporate the challenged intellectual property, require us to redesign, reengineer or rebrand our products, if feasible, divert management’s attention and resources, and materially adversely affect our results of operations and cash flows. We may also be required to enter into licensing agreements in order to continue using technology that is important to our business, or we may be unable to obtain license agreements on acceptable terms, either of which could negatively affect our financial position, results of operations and cash flows.

Interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches, could have a material adverse effect on our business.

The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our business, data, accounting, financial reporting, communications, supply chain, order entry and fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer.

Some of our information systems are nearing obsolescence, in that the software versions they are developed on are no longer fully supported or kept up-to-date by the original vendors. Whilst the correct day-to-day operations are not at risk, major new requirements (e.g., in legal or payroll) might require manual workarounds if the current software versions do not support those new functionalities. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or cause losses. As cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Current liabilities under, as well as the cost of compliance with, environmental, health and safety laws could increase our operating costs and negatively affect our financial condition and results of operations.

Our operations are subject to federal, state and local laws and regulations in the jurisdictions where we do business, which govern, among other things, air emissions, wastewater discharges, the handling, storage and disposal of hazardous substances and wastes, the remediation of contaminated sites, and employee health and safety. At December 31, 2015, we had close-down and environmental restoration costs provisions of €88 million. Future environmental regulations or more aggressive enforcement of existing regulations could impose stricter compliance requirements on us and on the industries in which we operate. Additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. If we are unable to comply with these laws and regulations, we could incur substantial costs, including fines and civil or criminal sanctions, or costs associated with upgrades to our facilities or changes in our manufacturing processes in order to achieve and maintain compliance. Additionally, evolving regulatory standards and expectations can result in increased litigation and/or increased costs. There are also no assurances that newly discovered conditions, or new or more aggressive enforcement of applicable environmental requirements, or any failure by counterparties to perform indemnification obligations, will not have a material adverse effect on our business.

Financial responsibility for contaminated property can be imposed on us where current operations have had an environmental impact. Such liability can include the cost of investigating and remediating contaminated soil or ground water, financial assurance, fines and penalties sought by environmental authorities, and damages arising out of personal injury, contaminated property and other toxic tort claims, as well as lost or impaired natural resources. Certain environmental laws impose strict, and in certain circumstances joint and several, liability for certain kinds of matters, such that a person can be held liable without regard to fault for all of the costs of a matter regardless of legality at the time of conduct and even though others were also involved or responsible.

Wise is subject to or party to certain environmental claims and matters and there can be no assurances that those matters will be resolved favorably or that such matters will not adversely affect our business, financial condition and results of operations.

We have accrued, and expect to accrue, costs relating to the above matters that are reasonably expected to be incurred based on available information. However, it is possible that actual costs may differ, perhaps significantly, from the amounts expected or accrued. Similarly, the timing of those expenditures may occur faster than anticipated. These differences could negatively affect our financial position, results of operations and cash flows.

Other legal proceedings or investigations, or changes in applicable laws and regulations, could increase our operating costs and negatively affect our financial condition and results of operations.

We may from time-to-time be involved in, or be the subject of, disputes, proceedings and investigations with respect to a variety of matters, including matters related to personal injury, intellectual property, employees, taxes, contracts, anti-competitive or anti-corruption practices as well as other disputes and proceedings that arise in the ordinary course of business. It could be costly to address these claims or any investigations involving them, whether meritorious or not, and legal proceedings and investigations could divert management’s attention as well as operational resources, negatively affecting our financial position, results of operations and cash flows. Additionally, as with the environmental laws and regulations, other laws and regulations which govern our business are subject to change at any time. Compliance with changes to existing laws and regulations could have a material adverse effect on our financial position, results of operations and cash flows.

Product liability claims against us could result in significant costs and could materially adversely affect our reputation and our business.

If any of the products that we sell are defective or cause harm to any of our customers, we could be exposed to product liability lawsuits and/or warranty claims. If we were found liable under product liability claims or are obligated under warranty claims, we could be required to pay substantial monetary damages. Even if we successfully defend ourselves against these types of claims, we could still be forced to spend a substantial amount of money in litigation expenses, our management could be required to devote significant time and attention to defending against these claims, and our reputation could suffer, any of which could harm our business.

Our operations present significant risk of injury or death.

Because of the heavy industrial activities conducted at our facilities, there exists a risk of injury or death to our employees or other visitors, notwithstanding the safety precautions we take. Our operations are subject to regulation by national, state and local agencies responsible for employee health and safety, which has from time to time levied fines against us for certain isolated incidents. While such fines have not been material and we have in place policies to minimize such risks, we may nevertheless be unable to avoid material liabilities for any employee death or injury that may occur in the future, and any such incidents may materially adversely impact our reputation.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty and workers’ compensation insurance, but such insurance does not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including but not limited to, liabilities for breach of contract, environmental compliance or remediation. In addition, from time to time, various types of insurance for companies in our industries have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Increases in our effective tax rate, changes in income tax laws, additional income tax liabilities due to unfavorable resolution of tax audits and challenges to our tax position could have a material adverse impact on our financial results.

We operate in multiple tax jurisdictions and pay tax on our income according to the tax laws and regulations of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws and regulations in any given jurisdiction or global and EU based initiatives such as the Action Plan on Base Erosion and Profit Shifting (“BEPS”) of the Organization for Economic Co-operation and Development and the proposed EU anti-BEPS Directive which aim among other things to address tax avoidance by multinational companies, our ability to use net operating loss and tax credit carry forwards and other tax attributes, changes in geographical allocation of income and expense, and our judgment about the realizability of deferred tax assets. Such changes to our effective tax rate could materially adversely affect our financial position, liquidity, results of operations and cash flows.

In addition, due to the size and nature of our business, we are subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to positions we assert on our income tax and withholding tax returns. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws and regulations, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities and courts view certain issues. Such amounts are included in income taxes payable, other non-current liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available. We record additional tax expense in the period in which we determine that the recorded tax liability is less than the ultimate assessment we expect. We are currently subject to audit and review in a number of jurisdictions in which we operate, and further audits may commence in the future.

The Company is incorporated under the laws of the Netherlands and on this basis is subject to Dutch tax laws as a Dutch resident taxpayer. We believe that, because of the manner in which we conduct our business, the Company is resident solely in the Netherlands for tax purposes. However, if our tax position were successfully challenged by applicable tax authorities, or if there were changes in the tax laws, tax treaties, or the interpretation or application thereof (which could in certain circumstances have retroactive effect) or in the manner in which we conduct our business, this could materially adversely affect our financial position.

Our historical financial information presented in this offering circular may not be representative of future results and our relatively short history operating as a standalone company may pose some challenges.

Due to inherent uncertainties of our business, the historical financial information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future as past performance is not necessarily an indicator of future performance. In addition, we have a relatively short history operating as a standalone company which may pose some operational challenges to our management. Our management team has faced and could continue to face operational and organizational challenges and costs related to operating as a standalone company, such as continuing to establish various corporate functions, formulating policies, preparing standalone financial statements and continued integration of the management team. These challenges may divert their attention from running our core business or otherwise materially adversely affect our operating results.

We are a foreign private issuer under the U.S. securities laws within the meaning of the New York Stock Exchange (“NYSE”) rules. As a result, we qualify for and rely on exemptions from certain corporate governance requirements and may rely on other exemptions available to us in the future.

As a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including the NYSE requirements that (i) a majority of the board of directors consists of independent directors; (ii) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement pursuant to Exchange Act Section 14 in connection with the solicitation of proxies for shareholder meetings.

We rely on the exemptions for foreign private issuers and follow Dutch corporate governance practices in lieu of some of the NYSE corporate governance rules specified above. We currently rely on exemptions from the requirements set out in (i), (ii) and (iii) above, but in the future, we may change what home country corporate governance practices we follow, and, accordingly, which exemptions we rely on from the NYSE requirements. So long as we qualify as a foreign private issuer, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly more than costs we incur as a foreign private issuer.

If we were not a foreign private issuer, we would be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, including proxy statements pursuant to Section 14 of the Exchange Act. These SEC disclosure requirements are more detailed and extensive than the forms available to a foreign private issuer. In addition, our directors, officers and 10% owners would become subject to insider short-swing profit disclosure and recovery rules under Section 16 of the Exchange Act. We could also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs.

In addition, we would lose our ability to rely upon exemptions from certain NYSE corporate governance requirements that are available to foreign private issuers. In particular, within six months of losing our foreign private issuer status we would be required to have a majority of independent directors and a nominating/corporate governance committee and a compensation committee comprised entirely of independent directors, unless other exemptions are available under the NYSE rules. Any of these changes would likely increase our regulatory and compliance costs and expenses, which could have a material adverse effect on our business and financial results.

Risks Relating to the Wise Acquisition

Wise has substantial leverage and may be unable to obtain sufficient liquidity to operate its business and service its indebtedness. Constellium may elect to make capital contributions to Wise but is under no legal obligation to do so.

As of December 31, 2015, Wise had total indebtedness of €871 million, including €622 million of the Wise Senior Secured Notes ($650 million nominal amount), €145 million of the Wise Senior PIK Toggle Notes ($150 million nominal amount), and €99 million in outstanding borrowings under the Wise ABL facility.

Since Constellium acquired Wise on January 5, 2015, Wise has not generated sufficient cash flow from operations to satisfy its financial obligations and has relied on capital contributions from Constellium to compensate for its negative cash flow. For the year ended December 31, 2015, cash capital contributions from Constellium to Wise Group totaled €118 million. Constellium is under no legal obligation to make further capital contributions to Wise but may continue to do so to the extent permitted by the covenants under Constellium’s existing indebtedness and the Notes.

If Constellium elects to make further investments in Wise, such investments will reduce Constellium’s cash flow available to service its indebtedness, including the Notes, fund working capital and capital expenditures, and for other general corporate purposes.

In addition to contributions from Constellium, Wise is also reliant on the liquidity provided by (i) the Wise ABL Facility, (ii) Wise’s receivables factoring arrangements, and (iii) trade credit provided by Wise’s commercial counterparties.

We expect that Wise Alloys LLC may seek to finance, at any given time, pursuant to existing and any future receivables factoring arrangements, up to $250 million of receivables that are not included in the borrowing base under the Wise ABL and cannot be financed thereunder. Presently, the Wise RPA is an uncommitted $380 million facility due to Moody’s downgrade of Constellium’s corporate credit rating from B1 to B3 on December 18, 2015. Since December 18, 2015, the Wise RPA Purchaser has continued to purchase receivables under the Wise RPA on an uncommitted basis. However, the Wise RPA does not provide for further sales of receivables after March 23, 2016. While Wise is engaged in ongoing discussions with other potential receivables purchasers regarding establishing a committed receivables purchase facility, there can be no assurance that these discussions will be successful. If the Wise RPA is not extended, refinanced, or replaced, Wise’s cash collections from customers will be on longer terms than currently funded through the Wise RPA. As a result, Wise’s liquidity could meaningfully decrease. See “Risk Factors—Risks Relating to Our Business—A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships.”

A deterioration of the Wise’s financial position for any reason could also have an adverse effect on Wise’s business relationships with suppliers. If Wise is unable to obtain trade credit, or the terms of such trade credit become less favorable to Wise, Wise’s liquidity could meaningfully decrease.

If Wise’s liquidity decreases for any of the reasons set forth herein or otherwise, Wise may have insufficient liquidity to operate its business and service its indebtedness, unless another source of liquidity, which may include capital contributions from Constellium, is obtained. The Existing Constellium Notes include, and the Notes will include, certain cross-default provisions that could be triggered by certain defaults under indebtedness or bankruptcy events of Wise Holdco and its subsidiaries.

We may fail to achieve the expected benefits of the Wise Acquisition, and Wise may not have the value we anticipated prior to the consummation of the Wise Acquisition.

Since the closing of the Wise Acquisition on January 5, 2015, we have been unable to achieve the strategic, operational, financial and other benefits originally contemplated with respect to the Wise Acquisition to the full extent expected or in a timely manner, and we may not be able to achieve such benefits in the future. Constellium has recorded an impairment charge of €400 million in the fourth quarter of 2015 against the carrying value of the Wise assets. This charge, which has no impact on cash flows, reflects management’s view of the future expected performance of Wise in light of the market conditions and competitive challenges faced by Wise in its can business. We may fail to achieve the expected benefits of the Wise Acquisition and incur additional impairment.

In connection with the Wise Acquisition, we currently expect to recognize approximately $25-30 million in annual run-rate cost synergies by the end of the third year following the closing of the Wise Acquisition (which we expect to be phased in over such three-year period). However, there can be no assurance that we will realize the anticipated synergies on the currently expected timeline or at all. In addition, we could incur greater than expected one-time costs in order to achieve these synergies, in which case the net benefit to us would be less than we currently anticipate.

We may experience or be exposed to unknown or unanticipated issues, expenses, and liabilities as a result of the Wise Acquisition.

As a result of the Wise Acquisition, we may be exposed to unknown or unanticipated costs or liabilities, such as undisclosed liabilities of Wise, including those relating to environmental matters, for which we, as successor owner, may be responsible. Such unknown or unanticipated issues, expenses, and liabilities could have an adverse effect on our business, financial results and cash flows.

The beverage can sheet industry is competitive, and Wise’s competitors have greater resources and product and geographic diversity than Wise does.

The market for beverage can sheet products is competitive. Wise’s competitors have market presence, operating capabilities and financial and other resources that are greater than those of Wise. They also have greater product and geographic diversity than Wise. Because of their greater resources and product and geographic diversity, these competitors may have an advantage over Wise in their abilities to research and develop technology, pursue acquisition, investment and other business opportunities, market and sell their products and services, capitalize on market opportunities, enter new markets and withstand business interruptions or adverse global economic conditions. There are no assurances that we will be able to compete successfully in these circumstances.

In addition, Wise is subject to competition from non-aluminium sources of packaging, such as plastics and glass. Consumer demand and preferences also impact customer selection of packaging materials. While we believe that the recyclability of aluminium, coupled with increasing consumer focus on resource conservation, may reduce the impact of competition from certain alternative packaging sources, there is no guaranty that such competition will be reduced.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following table sets forth selected historical consolidated financial data for Constellium for the periods and dates indicated.

The selected historical financial information presented as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, has been derived from Constellium’s audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and in conformity with IFRS as adopted by the EU, included elsewhere in this offering circular.

In order to show trends in the financial performance of Constellium, certain consolidated statement of financial position information as of December 31, 2013, 2012 and 2011 and certain consolidated income statement information for the years ended December 31, 2012 and 2011, has been provided in the following table. Such information has been derived from our consolidated financial statements as of such dates, which are not included or incorporated by reference in this offering circular.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Basis of Preparation,” and the audited consolidated financial statements of Constellium and notes thereto included elsewhere in this offering circular.

	As of and for the years ended December 31,
(€ in millions other than per ton data)	2011(1)	2012(1)	2013	2014	2015
Statement of income data
Revenue	3,556	3,610	3,495	3,666	5,153
Gross Profit	317	474	471	483	450
Income/(loss) from operations	(63)	263	209	150	(426)
Finance costs—net	39	60	50	58	155
Net Income/(loss) from continuing operations	(170)	149	96	54	(552)
Net Income/(loss)	(178)	141	100	54	(552)
Statement of financial position data
Cash and cash equivalents	113	142	233	991	472
Borrowings(2)	214	158	348	1,252	2,233
Total liabilities(3)	1,725	1,668	1,728	3,049	4,168
Total assets(3)	1,612	1,631	1,764	3,012	3,628
Net assets/(liabilities) or total invested equity	(113)	(37)	36	(37)	(540)
Share capital	—	—	2	2	2
Other operational and financial data
(unaudited):
Net trade working capital(4)	381	289	222	210	149
Capital expenditure(5)	97	126	144	199	350
Volumes (in Kton)	1,058	1,033	1,025	1,062	1,478
Net debt(6)	91	17	132	222	1,703
Adjusted EBITDA per ton (€/ton)	147	216	273	259	232
Adjusted EBITDA(7)	156	223	280	275	343
Packaging & Automotive Rolled Products (P&ARP) Adjusted EBITDA per ton (€ per ton)	153	153	176	190	176
Aerospace & Transportation (A&T) Adjusted EBITDA per ton (€ per ton)	176	472	491	380	445
Automotive Structures & Industry (AS&I) Adjusted EBITDA per ton (€ per ton)	164	225	311	351	380

(1)	Comparative financial statements have been restated following the application of IAS 19 Revised.
(2)	Borrowings is defined as the sum of current and non-current borrowings.
(3)	In the third quarter of 2015, the Group decided to withdraw its disposal plan for a company from the A&T operating segment classified as held for sale at the end of 2014. Accordingly, related assets and liabilities are not presented as held for sale at December 31, 2014 and 2015.
(4)	Net trade working capital, a measure not defined by IFRS, represents total inventories plus trade receivables less trade payables.
(5)	Represents purchases of property, plant, and equipment.
(6)	Net debt, a measure not defined by IFRS, is calculated as follows:

	As of December 31,
(€ in millions)	2011	2012	2013	2014	2015
Borrowings	214	158	348	1,252	2,233
Fair value of cross currency interest swaps(a)	—	13	26	(29)	(47)
Cash and cash equivalents	(113)	(142)	(233)	(991)	(472)
Cash pledged for issuance of guarantees	(10)	(12)	(9)	(10)	(11)

Net debt	91	17	132	222	1,703

(a)	Represents the fair value of cross currency basis swaps indexed on floating Euro and U.S. Dollar interest rates used to hedge the principal of the Constellium N.V. U.S. Dollar senior notes.

(7)	Adjusted EBITDA, a measurement not defined by IFRS, is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share Equity Plan expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally nonrecurring items. Effective January 1, 2014, we changed the measure of profitability for our segments under IFRS 8 Operating Segments from Management Adjusted EBITDA to Adjusted EBITDA. We are not required to and have not restated the financial statements as of December 31, 2011, 2012 and 2013 and for the three years ended December 31, 2013 in relation to this change in segment profitability measure. The table presented below provides a reconciliation of Constellium’s net income or loss to Adjusted EBITDA for each of the years ended December 31, 2011, 2012, 2013, 2014, and 2015:

	For the year ended December 31,
(€ in millions)	2011	2012	2013	2014	2015

Net income / (loss)	(170)	141	100	54	(552)
Net income / (loss) from discontinued operations	—	8	(4)	—	—
Other expenses(a)	102	3	27	—	—
Finance costs, net	39	60	50	58	155
Income tax (benefit) expense	(34)	46	39	37	(32)
Share of (gain) loss from joint ventures	—	5	(3)	1	3
Metal price lag(b)	12	16	29	(27)	34
Start-up and development costs(c)	21	—	7	11	21
Manufacturing system and process transformation costs(d)	—	—	—	1	11
Wise Acquisition and integration costs	—	—	—	34	14
Wise one-time costs related to the acquisition(e)	—	—	—	—	38
Share equity plans		—	2	4	7
Losses / (Gains) on Ravenswood OPEB plan amendment(f)	—	(58)	(11)	(9)	5
Ravenswood CBA renegotiation	—	7	—	—	—
Swiss pension plan settlement	—	8	—	(6)	—
Income tax contractual reimbursements		—	—	(8)	—
Apollo management fee	1	3	2	—	—
Depreciation and amortization(g)	2	11	32	49	140
Restructuring costs	20	25	8	12	8
Impairment(h)	—	3	—	—	457
Losses on disposals and assets classified as held for sale	—	—	5	5	5
Unrealized losses / (gains) on derivatives	144	(61)	(12)	53	20
Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities	(4)	1	(2)	(1)	3
Effects of purchase accounting adjustment(i)	12	—	—	—	—
Exceptional employee bonuses in relation to cost savings and turnaround plans	2	2	—	—	—
Other	9	3	11	7	6

Adjusted EBITDA	156	223	280	275	343

(a)	Represents (i) expenses related to the acquisition and separation of the Constellium from its previous owners amounting to €102 million for the year ended December 31, 2011 and (ii) costs incurred in connection with our IPO and secondary offerings amounting to €27 million for the year ended December 31, 2013
(b)	Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(c)	For the year ended December 31, 2015, start-up costs relating to new sites and business development initiative amounted to €21 million of which €16 million related to Body-in-White growth projects both in Europe and the U.S and €5 million related to the expansion of the site in Van Buren, U.S. For the year ended December 31, 2011, these costs represented exceptional external consultancy costs related to the implementation of our cost savings program and set up of our IT infrastructure.
(d)	For the year ended December 31, 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in A&T operating segment.
(e)	Wise one-time costs related to the acquisition include :
•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium has renegotiated these contracts to bring them in line with its usual practice. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as at January 5, 2015 to $198/metric ton as at December 31, 2015. This resulted in an un-recovered metal premium of €22 million.
•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.
•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).
(f)	Represents a €58 million gain due to several amendments of our Ravenswood plan in the year ended December 31, 2012.
(g)	Includes €61 million of depreciation and amortization expenses from Muscle Shoals assets for the year ended December 31, 2015.
(h)	Includes mainly for the year ended December 31, 2015, an impairment charge of €49 million related to Constellium Valais Property, plant and equipment and €400 million related to Muscle Shoals intangible assets and property, plant and equipment.
(i)	Represents the non-cash step up in inventory costs on the acquisition of Constellium of €12 million.

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based principally on our audited consolidated financial statements as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015 included elsewhere in this offering circular. The following discussion is to be read in conjunction with “Basis of Preparation,” “Summary Historical Financial Information,” and “Selected Historical Financial Information” and our audited consolidated financial statements and the notes thereto, included elsewhere in this offering circular.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this offering circular. See in particular “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Introduction

The following discussion and analysis is provided to supplement the audited consolidated financial statements and the related notes included elsewhere in this offering circular to help provide an understanding of our financial condition, changes in financial condition, results of our operations, and liquidity. This section is organized as follows:

•	Company Overview. This section provides a general description of our business

•	Our Operating Segments. This section provides a summary of each of our operating segments, including a description of the end markets to which they sell and the industries in which they operate.

•	Discontinued Operations and Disposals. This section provides a summary of completed and contemplated disposals of businesses.

•	Key Factors Influencing Constellium’s Financial Condition and Results from Operations. This section provides a description of the factors that may significantly affect our financial condition, results from operations, or liquidity from year to year.

•	Results of Operations. This section provides a discussion of the results of operations on a historical basis for each of our fiscal periods in the years ended December 31, 2015, 2014 and 2013.

•	Segment Results. This section provides a discussion of our segment results on a historical basis for each of our fiscal periods in the years ended December 31, 2015, 2014 and 2013.

•	Liquidity and Capital Resources. This section provides an analysis of our cash flows for each of our fiscal years ended December 31, 2015, 2014 and 2013.

•	Contractual Obligations. This section provides a discussion of our commitments as of December 31, 2015.

•	Pension Obligations. This section provides a summary of the post-retirement benefit plans in which our employees across Constellium’s global operations participate.

•	Quantitative and Qualitative Disclosures about Market Risk. This section discusses our exposure to potential losses arising from adverse changes in interest rates and commodity prices.

Company Overview

We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. Our leadership positions include a leading position in European and North American can body stock market, a number one position in global aerospace plates and a leading global position as aluminium automotive structures provider. This global leadership is supported by our well-invested facilities in Europe and the United States, as well as more than 50 years of proven ability to deliver manufacturing quality and innovation, a global sales network and pre-eminent R&D capabilities.

As of December 31, 2015, we had approximately 11,000 employees and 22 “state-of-the-art”, integrated production facilities, 9 administrative and commercial sites, and one R&D center.

Our product portfolio is predominantly focused on high value-added, technologically advanced specialty products that command higher margins than less differentiated aluminium products. This portfolio serves a broad range of end-markets that exhibit attractive growth trends in future periods such as the aerospace and automotive markets. Our technological advantage and relationship with our customers is driven by our pre-eminent R&D capabilities. We believe that our R&D capabilities are a key attraction for our customers. Many projects are designed to support specific commercial opportunities at the request of our customers and are carried out in partnership with them.

This regular interaction and partnership with our customers also help us maintain our leading market positions. We have long-standing, established relationships with some of the largest companies in the packaging, aerospace, automotive and other transportation industries including Rexam, Crown, Ball and Amcor, Boeing, Airbus, as well as a number of leading automotive firms. Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev, the average length of our customer relationships amongst our top 20 customers averages 25 years.

Our primary metal supply is secured through long-term contracts with several upstream companies, including affiliates of Rio Tinto. In addition, a material portion of our slab and billet supply is produced in our own casthouses.

The table below presents our revenue, net income or loss from continuing operations and Adjusted EBITDA in the years ended December 31, 2015, 2014 and 2013. A reconciliation of the net income from continuing operations to Adjusted EBITDA is included in “—Segment Results.”

	For the year ended December 31,
	2015	2014	2013
	(€ in millions)
Revenue	5,153	3,666	3,495
Net (loss) income from continuing operations	(552)	54	96
Adjusted EBITDA	343	275	280

Our Operating Segments

We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into the following three segments to better serve our customer base:

Packaging & Automotive Rolled Products Segment

Our Packaging & Automotive Rolled Products segment produces and develops customized aluminium sheet and coil solutions. Approximately 85% of segment volume for the year ended December 31, 2015 was in packaging applications, which primarily include beverage and food can stock as well as closure stock and foil stock. Fifteen percent of segment volume for that period was in automotive rolled products. Our Packaging & Automotive Rolled Products segment accounted for 53% of revenues and 53%(1) of Adjusted EBITDA for the year ended December 31, 2015.

Aerospace & Transportation Segment

Our Aerospace & Transportation segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate and sheet which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. Aerospace & Transportation accounted for 26% of our revenues and 30%(1) of Adjusted EBITDA for the year ended December 31, 2015.

Automotive Structures & Industry Segment

Our Automotive Structures & Industry segment produces (i) technologically advanced structures for the automotive industry, including crash management systems, side impact beams and cockpit carriers and (ii) soft and hard alloy extrusions and large extruded profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and service activities, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry segment accounted for 20% of revenues and 23%(1) of Adjusted EBITDA for the year ended December 31, 2015.

Discontinued Operations and Disposals

In the first quarter of 2015, we decided to dispose of our plant in Carquefou (France) which is part of our A&T operating segment and accordingly it was classified as held for sale at December 31, 2015. An €8 million charge was recorded upon the write-down of the related assets to their net realizable value. The sale was completed on February 1, 2016 and no gain was recognized upon disposal.

In the year ended December 31, 2014, the sale of our Tarascon-sur-Ariège (Sabart) plant in France was completed generating a €7 million loss on disposal. This operation did not meet the criteria of discontinued operations in accordance with IFRS and therefore has not been classified or disclosed as such.

(1)	the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate

In the year ended December 31, 2013, we sold two of our soft alloy plants in France, Ham and Saint Florentin, which did not meet the criteria of discontinued operations in accordance with IFRS and therefore have not been classified or disclosed as such. We have excluded the revenue or shipments from these plants in some of our analysis, where indicated, to allow comparison of period-over-period production.

In the year ended December 31, 2013, the investment in Alcan Strojmetal Aluminium Forging s.r.o., previously accounted for under the equity method, was sold, generating a €3 million disposal gain.

Key Factors Influencing Constellium’s Financial Condition and Results from Operations

Acquisition of Wise

On January 5, 2015, we acquired 100% of Wise Holdco, a private aluminium sheet producer located in Muscle Shoals, Alabama, United States of America. As we have a controlling interest in the acquired business, its results of operations have been consolidated as of the date of the acquisition. Given the size of the acquired business relative to our legacy businesses and the timing of the Wise Acquisition, the consolidation of the results of the acquired business have had a significant impact on our cash flows and the year over year change in certain key line items of the consolidated statement of income. To the extent our cash flows or the change in an income statement item was significantly impacted by the addition of Wise to our consolidated results in the year ended December 31, 2015, we have indicated this and excluded the associated impact when discussing the results of our analysis of the year over year changes. The full results of Wise since its acquisition are included in the results of our P&ARP segment.

The Aluminium Industry

We participate in select segments of the aluminium semi-fabricated products industry, including rolled and extruded products. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also unique in the respect that it recycles repeatedly without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium into a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, purchasing power and increasing focus globally on sustainability and environmental issues. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, aerospace and automotive.

We do not mine bauxite, refine alumina, or smelt primary aluminium as part of our business. Our industry is cyclical and is affected by global economic conditions, industry competition and product development.

The financial performance of our operations is dependent on several factors, the most critical of which are as follows:

Volumes

The profitability of our businesses is determined, in part, by the volume of tons sold and processed. Increased production volumes will result in lower per unit costs, while higher sold volumes will result in additional revenues and associated margins.

Price and Margin

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME and premium/aluminium price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We do not apply hedge accounting for the derivative instruments we enter into in connection with our ongoing commercial activities and therefore any mark-to-market movements for these instruments are recognized in “other (losses)/gains—net” (note that we did apply hedge accounting to the derivative instruments we entered into in connection with the Wise Acquisition). Our risk management practices aim to reduce, but do not eliminate, our exposure to changing primary aluminium prices and, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes.

In addition, our operations require that a significant amount of inventory be kept on hand to meet future production requirements. The value of the base level of inventory is also susceptible to changing primary aluminium prices. In order to reduce these exposures, we focus on reducing inventory levels and offsetting future physical purchases and sales.

We refer to the timing difference between the price of primary aluminium included in our revenues and the price of aluminium impacting our cost of sales as “metal price lag.”

Also included in our results is the impact of differences between changes in the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to produce our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.

The price we pay for aluminium also includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums which had historically been fairly stable have recently become more volatile. Notably, regional premiums increased significantly in 2013 and 2014, with the Rotterdam premium and the Midwest premium reaching unprecedented levels in the fourth quarter of 2014. During the second half of 2015, both the Rotterdam and Midwest premiums returned to levels seen prior to 2013. Although our business model seeks to minimize the impact of aluminium price fluctuations on our net income and cash flows, we are not always able to pass-through the cost of regional premiums to our customers or adequately hedge the impact of regional premium differentials. We refer to this exposure as “metal premium losses.” See “Risk Factors—Our financial results could be adversely affected by the volatility in aluminium prices.”

Seasonality

Customer demand in the aluminium industry is cyclical due to a variety of factors, including holiday seasons, weather conditions, economic and other factors beyond our control. Our volumes are impacted by the timing of the holiday seasons in particular, with the lowest volumes typically delivered in August and December and highest volumes delivered in January to June. Our business is also impacted by seasonal slowdowns and upturns in certain of our customers’ industries. Historically, the can industry is strongest in the spring and summer seasons, whereas the automotive and construction sectors encounter slowdowns in both the third and fourth quarters of the calendar year. In response to this seasonality, we seek to scale back and may even temporarily close some operations to reduce our operating costs during these periods.

Economic Conditions, Markets and Competition

We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions in the geographic regions in which our customers operate—such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation—influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and the price that can be charged. In some cases we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services. We are also seeking to purchase transportation and logistics services from third parties, to the extent possible, in order to limit capital expenditure and manage our fixed cost base.

Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that our portfolio is relatively resistant to these economic cycles in each of our three main end-markets (packaging, aerospace and automotive):

•	Can packaging is a seasonal market peaking in the summer because of the increased consumption of soft drinks during the summer months. It tends not to be highly correlated to the general economic cycle and in addition, we believe European can body stock has an attractive long-term growth outlook due to ongoing trends in (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, and (iii) increasing penetration of aluminium in can body stock at the expense of steel.

•	We believe that the aerospace industry is currently insulated from the economic cycle through a combination of drivers sustaining its growth. These drivers include increasing passenger traffic and the replacement of the fleet fueled by the age of the planes in service and the need for more efficient planes. These factors have materialized in the form of historically high backlogs for the aircraft manufacturers; the combined order backlog for Boeing and Airbus currently represents approximately 8 to 9 years of manufacturing at current delivery rates.

•	Although the automotive industry as a whole is a cyclical industry, its demand for aluminium has been increasing in recent years. This has been triggered by the light-weighting demand for new car models, which drives a positive substitution of heavier metals in favor of aluminium.

In addition to the counter-cyclicality of our key end-markets, we believe our cash flows are also largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by setting the maturity of our futures on the delivery date to our customers. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory. Aluminium prices are determined by worldwide forces of supply and demand, and, as a result, aluminium prices are volatile. The average LME transaction price per ton of primary aluminium in 2015, 2014 and 2013 was €1,498, €1,410 and €1,390, respectively.

The average quarterly LME per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2015	2014	2013
First Quarter	1,600	1,247	1,516
Second Quarter	1,600	1,312	1,405
Third Quarter	1,431	1,500	1,345
Fourth Quarter	1,366	1,573	1,300
Average for the year	1,498	1,410	1,390

The average quarterly Midwest Premium per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2015	2014	2013
First Quarter	449	301	193
Second Quarter	257	302	198
Third Quarter	159	338	190
Fourth Quarter	163	409	171
Average for the year	255	338	188

The average quarterly Rotterdam Premium per ton using U.S. dollar prices converted to euros using the applicable European Central Bank rates are presented in the following table:

(Euros/ton)	2015	2014	2013
First Quarter	382	249	222
Second Quarter	188	286	215
Third Quarter	139	345	198
Fourth Quarter	143	399	187
Average for the year	211	321	205

A portion of our revenues are denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies. We engage in significant hedging activity to attempt to mitigate the effects of foreign transaction currency fluctuations on our profitability.

In accordance with IFRS, we mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other (losses)/gains—net”. These unrealized gains or losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

Personnel Costs

Our operations are labor intensive and, as a result, our personnel costs represent 18%, 20%, and 20% of our cost of sales, selling and administrative expenses and research and development expenses for the years ended December 31, 2015, 2014, and 2013 respectively. Personnel costs generally increase and decrease proportionately with the expansion, addition or closing of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.

Currency

We are a global company with operations as of December 31, 2015 in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia and China. As a result, our revenue and earnings have exposure to a number of currencies, primarily the U.S. dollar, the euro and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro impacts our results of operations. This impact is referred to as the “effect of foreign currency translation” in the “Results of Operations” discussion below. We calculate the effect of foreign currency translation by converting our current period local currency financial information using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by other companies and, accordingly, the changes excluding the effect of foreign currency translation are not meant to substitute for changes in recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. When discussing the revenue and Adjusted EBITDA of our P&ARP segment we exclude the impact of the Wise Acquisition on year over year changes. As Wise is the only business within our P&ARP segment with a functional currency that is different from our presentation currency, year over changes that exclude the impact of the Wise Acquisition are not impacted by the effect of foreign currency translation.

Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. Where we have multiple-year sale agreements for the sale of fabricated metal products in U.S. dollars, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. Hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in “other gains/(losses)—net.”

Presentation of Financial Information

The financial information presented in this section is derived from our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013. Our consolidated financial statements have been prepared in conformity with IFRS as issued by the International Accounting Standards Board, and in conformity with IFRS as adopted by the EU.

Results of Operations

Description of Key Line Items of the Historical Consolidated Statements of Income

Set forth below is a brief description of the composition of the key line items of our historical consolidated statements of income for continuing operations:

•	Revenue. Revenue represents the income recognized from the delivery of goods to third parties, including the sale of scrap metal and tooling, less discounts, credit notes and taxes levied on sales.

•	Cost of sales. Cost of sales include the costs of materials directly attributable to the normal operating activities of the business, including raw material and energy costs, personnel costs for those involved in production, depreciation and the maintenance of producing assets, packaging and freight on-board costs, tooling, dyes and utility costs.

•	Selling and administrative expenses. Selling and administrative expenses include depreciation of non-producing assets, amortization, personnel costs of those personnel involved in sales and corporate functions such as finance and IT.

•	Research and development expenses. Research and development expenses are costs in relation to bringing new products to market. Included in such expenses are personnel costs and depreciation and maintenance of assets offset by tax credits for research activities where applicable.

•	Restructuring costs. Restructuring costs represent expenses incurred in implementing management initiatives for cost-cutting and efficiency improvements, primarily related to severance payments, pension curtailment costs and contract termination costs.

•	Impairment. Impairment represents asset impairment charges.

•	Other (losses)/gains—net. Other losses or gains include unusual infrequent or non-recurring items, realized and unrealized gains or losses on derivative instruments and exchange gains or losses on the remeasurement of monetary assets or liabilities.

•	Other expenses. Other expenses are mainly comprised of expenses related to our May 2013 initial public offering and subsequent secondary offerings.

•	Finance costs, net. Finance costs, net is comprised mainly of interest expense on borrowings, and the net impact of realized foreign exchange transaction gains or losses recognized on U.S. dollar denominated debt at euro functional currency entities and unrealized gains or losses recognized on cross currency swaps entered in to in order to hedge this transactional exposure.

•	Share of (loss)/profit of joint ventures. Results from investments in joint ventures represent Constellium’s share of results of joint ventures accounted for using the equity method.

•	Income taxes. Income tax represents the aggregate of current and deferred tax expense or benefit. Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit/(loss) for a year. Deferred tax represents the amounts of income taxes payable/ (recoverable) in future periods in respect of taxable (deductible) temporary differences and unused tax losses.

Results of Operations for the years ended December 31, 2015 and 2014

	For the year ended December 31,
	2015		2014
	(€ in millions and as a % of revenues)
Continuing operations		%		%
Revenue	5,153	100%	3,666	100%
Cost of sales	(4,703)	91%	(3,183)	87%

Gross profit	450	9%	483	13%

Selling and administrative expenses	(245)	5%	(200)	5%
Research and development expenses	(35)	1%	(38)	1%
Restructuring costs	8	—	(12)	—
Impairment	457	9%	—	9%
Other losses net	(131)	3%	(83)	2%

Income (loss) from operations	(426)	8%	150	4%
Finance costs, net	(155)	3%	(58)	2%
Share of loss of joint ventures	(3)	—	(1)	—

Income (loss) before income taxes	(584)	11%	91	2%
Income tax benefit/(expense)	32	1%	(37)	1%

Net income/(loss)	(552)	11%	54	1%
Shipment volumes (in kt)	1,478	n/a	1,062	n/a

Revenue per ton (€ per ton)	3,486	n/a	3,452	n/a

Revenue

Revenue from continuing operations increased by 41% or €1,487 million to €5,153 million for the year ended December 31, 2015, from €3,666 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,198 million of revenue in the year ended December 31, 2015, and the effect of foreign currency translation, revenue increased €125 million or 3%.

Excluding the impact of the Wise Acquisition, our volumes decreased by 3%, or 27 kt, to 1,035 kt for the year ended December 31, 2015 compared to shipments of 1,062 kt for the year ended December 31, 2014. This decrease is primarily driven by lower shipment volumes from our P&ARP segment attributable to a decline in volumes of 28 kt or 5%, excluding the impact of the Wise Acquisition, over the period. The year over year decline in volumes was offset by a 6% increase in revenue per ton from €3,452 per ton in the year ended December 31, 2014 to €3,663 per ton in the year ended December 31, 2015, excluding the impact of the Wise Acquisition and the effect of foreign currency translation. This was primarily driven by favorable mix attributable to higher average prices on automotive and aerospace products.

Our revenue is discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales increased by 48%, or €1,520 million, to €4,703 million for the year ended December 31, 2015, from €3,183 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,219 million of cost of sales in the year ended December 31, 2015, and the effect of foreign currency translation, cost of sales increased by 5%, or €159 million.

Excluding the impact of the Wise Acquisition and the effect of foreign currency translation, the increase in cost of sales is driven by the following:

•	A 7% or €140 million increase in the total cost of raw material and consumables used. Although total shipment volumes declined as explained further in the “Revenue” section above, the raw material and consumables cost per ton increased by 9%, reflective of the impact of metal price lag which changed from a positive impact in 2014 to a negative impact in 2015 (€72 million negative impact on cost of sales over the period) and higher combined LME prices and premium in the earlier part of 2015 and late 2014 over the comparable period in the prior year;

•	A 7% or €38 million increase in employee benefit expenses in cost of sales driven by an increase in headcount across our businesses to support the continued expansion of our aerospace and automotive production capabilities and €6 million of non-recurring employee benefit related manufacturing system and process transformation and start-up and development costs;

•	A €31 million increase in depreciation and amortization in cost of sales driven by increased investment in our production facilities in prior years to support our operations and respond to market demand.

The decrease in metal premium losses over the period had a €15 million positive impact on gross profit and further investments in manufacturing system and process transformation related costs at businesses within our A&T segment in 2015 and increased start-up and development costs at businesses within our AS&I and P&ARP segments had an offsetting negative impact on gross profit over the period. Excluding the impact of these items on our gross profit and the impact of metal price lag, and despite the other factors described above, our gross profit margin as a percentage of revenue increased slightly to 14% in the year ended December 31, 2015 from 13% in the year ended December 31, 2014, excluding the impact of the Wise Acquisition and the effect of foreign currency translation.

Selling and Administrative Expenses

Selling and administrative expenses increased by 23%, or €45 million, to €245 million for the year ended December 31, 2015 from €200 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €19 million in selling and administrative expenses in the year ended December 31, 2015, and the effect of foreign currency translation, the increase was 10%, or €19 million, driven by a €14 million increase in employee benefit expenses included in selling, general, and administrative expenses. The increase in employee related expenses is both attributable to an increase in support functions headcount and external workforce to support future expansion combined with non-recurring costs related to the turnover in executive personnel and increase in share equity plans.

Research and Development Expenses

Research and development expenses decreased by 8% or €3 million, to €35 million in the year ended December 31, 2015, from €38 million in the year ended December 31, 2014. Wise did not contribute research and development expenses in the year ended December 31, 2015. Excluding the impact of €9 million in French research and development tax credits (€9 million in the year ended December 31, 2014), research and development costs were €12 million, €20 million, €9 million, and €3 million at the P&ARP, A&T, AS&I, and Corporate & Holding segments, respectively, in the year ended December 31, 2015.

Restructuring Costs

Restructuring costs decreased by €4 million to €8 million in the year ended December 31, 2015, from €12 million in the year ended December 31, 2014.

Impairment

Impairment charges of €457 million were recorded in the year ended December 31, 2015 while no impairment charges were recorded in the year ended December 31, 2014. The charges recorded during the period are primarily comprised of a €49 million impairment related to our operations in Valais, Switzerland within the AS&I and A&T segments and a €400 million impairment related to Wise within our P&ARP segment. The Valais impairment was triggered by a combination of factors including unfavorable exposure to the strengthening Swiss franc during the period and declining market share in the aerospace market. The Wise impairment was triggered by continued under performance and actual results for the year ended December 31, 2015 showing a much lower financial performance than the initial business plan prepared as part of the Wise Acquisition, and the downgrade of the revised budget and strategic plan, notably after taking into account the commercial conditions of new sale agreements for the can/packaging business.

Other (losses)/gains—Net

	Year ended December 31,
(€ in millions)	2015	2014
Realized losses on derivatives	(93)	(13)
Unrealized losses on derivatives at fair value through profit and loss—net	(20)	(53)
Unrealized exchange (losses)/gains from the remeasurement of monetary assets and liabilities— net	(3)	1
Swiss pension plan settlement	—	6
Ravenswood pension plan amendment	(5)	9
Wise acquisition costs	(5)	(34)
Income tax contractual reimbursements	—	8
Loss on disposal and assets classified as held for sale	(5)	(5)
Other—net	—	(2)

Total other losses, net	(131)	(83)

Other losses—net were €131 million for the year ended December 31, 2015 compared to €83 million for the year ended December 31, 2014.

Realized losses recognized upon the settlement of derivative instruments increased by €80 million, to €93 million for the year ended December 31, 2015, from €13 million for the year ended December 31, 2014. Of these, realized losses on LME derivatives were €56 million in the year ended December 31, 2015 compared to €3 million in the year ended December 31, 2014. The year over year increase in the LME related loss is attributable to the decline in LME prices throughout the year. Realized losses on foreign exchange derivatives increased by €25 million to €37 million in the year ended December 31, 2015 from €12 million in the year ended December 31, 2014 as a result of the strengthening of the U.S. dollar against the euro.

Unrealized losses on derivatives held at fair value through profit and loss were €20 million in the year ended December 31, 2015 compared to €53 million in the year ended December 31, 2014. Of these, mark-to-market unrealized losses recognized on LME related derivative instruments were €10 million in the year ended December 31, 2015 compared to €12 million in the year ended December 31, 2014. The mark-to-market unrealized losses recognized on foreign exchange derivatives, which relate primarily to the exposure on a multiple year sale agreement for products sold in U.S. dollars, which ends in 2016, decreased from €41 million in the year ended December 31, 2014 to €10 million in the year ended December 31, 2015. The year over year change can be attributed to a decrease in the notional value as of the end of 2015 compared to the end of 2014 as we near the end the agreement.

In the years ended December 31, 2015 and 2014, we recognized a €5 million loss and €9 million gain, respectively, associated with amendments made to our Ravenswood pension benefit plans.

The loss on disposal and assets classified as held for sale in the year ended December 31, 2015 primarily relates to the write-down of the value of assets at our plant in Carquefou, France upon our decision to sell the plant during the year. The loss recognized in the year ended December 31, 2014 primarily relates to the disposal of our Tarascon sur Ariege plant in October 2014.

Finance Cost-Net

Finance costs—net increased by €97 million, to €155 million for the year ended December 31, 2015, from €58 million in the year ended December 31, 2014. Finance costs—net is comprised of finance costs of €226 million and €88 million in the years ended December 31, 2015 and 2014, respectively, and finance income of €71 million and €30 million in the years ended December 31, 2015 and 2014, respectively.

Finance costs increased by €138 million to €226 million for the year ended December 31, 2015, from €88 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €61 million (net of the amortization of borrowing costs) of finance costs in the year ended December 31, 2015, finance costs increased by 87%, or €77 million. The increase in finance costs, excluding the impact of the Wise Acquisition, is primarily attributable to an increase in interest expense recognized on borrowings, an increase in realized and unrealized exchange losses on financing activities, and the offsetting impact of the absence of exit fees paid and the write-off of unamortized arrangement fees associated with the repayment of the 2013 Term Loan recognized in the year ended December 31, 2014.

Finance income increased by €41 million, to €71 million in the year ended December 31, 2015 from €30 million in the year ended December 31, 2014. There was no finance income contributed by Wise in the year ended December 31, 2015. The increase in finance income is primarily attributable to an increase in realized and unrealized gains on debt derivatives and an increase in realized and unrealized gains on financing activities, which almost fully offset the losses included in finance costs.

Interest expense recognized on borrowings, excluding the interest expense contributed by Wise of €66 million, increased by €51 million to €83 million for the year ended December 31, 2015 from €32 million for the year ended December 31, 2014. The increase is mainly attributable to a full year of interest expense recognized on our Senior Notes issued in May and December 2014.

In the year ended December 31, 2014, we recognized €15 million of exit and arrangement fees related to the repayment of the 2013 Term Loan. No such fees were incurred in the year ended December 31, 2015. Interest expense on our factoring arrangements were stable over the period, being €11 million for the year ended December 31, 2015, and €9 million for the year ended December 31, 2014.

We recognized a net €48 million loss related to realized and unrealized exchange losses on financing activities in the year ended December 31, 2015 compared to a loss of €27 million in the year ended December 31, 2014. This activity is primarily comprised of foreign exchange transaction losses related to the revaluation of a portion of the Senior Notes denominated in U.S. dollars, which resides at euro functional currency entities, and is driven by the further strengthening of the U.S. dollar over the period. We have entered in to cross currency swaps and rolling foreign exchange forwards in order to offset this exposure to currency rate volatility. Realized and unrealized gains, included in finance income, recognized on the settlement and mark-to-market revaluation of these instruments, of €50 million and €29 million were recognized in the year ended December 31, 2015 and 2014, respectively.

Income Tax

Income tax for the year ended December 31, 2015 was a benefit of €32 million compared to an income tax expense of €37 million for the year ended December 31, 2014.

Our effective tax rate represented 5% of our loss before income tax for the year ended December 31, 2015 and 41% of our income before tax for the year ended December 31, 2014. This 36 percentage point change in our effective tax rate reflects an increase in composite statutory tax rate applicable by tax jurisdiction (the “blended tax rate”), from 31% in 2014 to 38% in 2015 and significant reconciling items in both years.

The blended tax rate for the group reflects the mix of profits and losses in the different jurisdictions in which we are operating and notably a higher proportion of profit and losses in higher tax rate jurisdictions, primarily in the United States in the year ended December 31, 2015.

Reconciling items between our blended rate and our actual effective tax rate in 2015 included the following:

•	Unrecognized deferred tax assets in the amount of €174 million (or unfavorable 30 percentage points) primarily resulting from impairment charges recorded in connection with our Muscle Schoals assets,

•	Unrecognized deferred tax assets in the amount of €46 million (or unfavorable 8 percentage points) relating to losses which are not expected to be recovered,

•	Derecognition of certain deferred tax assets of one of our Swiss entities for €24 million (or unfavorable 4 percentage points) and

•	Recognition of deferred tax assets previously unrecognized at one of our United States tax entities for €74 million (or favorable 13 percentage points).

Reconciling items between our blended rate and our actual effective tax rate in 2014, included the following:

•	Unrecognized deferred tax assets in the amount of €16 million (or unfavorable 18 percentage points) relating to losses which are not expected to be recovered,

•	Derecognition of certain deferred tax assets of one of our Swiss entities for €6 million (or unfavorable 7 percentage points) and

•	Use of unrecognized deferred tax assets for €16 million (or favorable 18 percentage points) at one of our United States tax entities.

Net Income / Loss for the Year

As a result of the above factors, in the year ended December 31, 2015, we recognized a net loss of €552 million compared to income of €54 million in the year ended December 31, 2014.

Results of Operations for the years ended December 31, 2014 and December 31, 2013

	For the year ended December 31,
	2014		2013
	(€ in millions and as a % of revenues)
Continuing operations
Revenue	3,666	100%	3,495	100%
Cost of sales	(3,183)	87%	(3,024)	87%

Gross profit	483	13%	471	13%

Selling and administrative expenses	(200)	5%	(210)	6%
Research and development expenses	(38)	1%	(36)	1%
Restructuring costs	(12)	—	(8)	—
Other (losses) /gains—net	(83)	2%	(8)	—

Income from operations	150	4%	209	6%
Other expenses	—	—	(27)	1%
Finance costs, net	(58)	2%	(50)	1%
Share of profit / (losses) of joint ventures	(1)	—	3	—

Income before income taxes	91	2%	135	4%
Income tax expense	(37)	1%	(39)	1%

Net Income for the year from continuing operations	54	1%	96	3%
Net income/(loss) from discontinued operations	—	—	4	—

Net Income/(Loss) for the year	54	1%	100	3%

Shipment volumes (in kt)	1,062	n/a	1,025	n/a
Revenue per ton (€ per ton)	3,452	n/a	3,410	n/a

Revenue

Revenue from continuing operations increased by 5% or €171 million to €3,666 million for the year ended December 31, 2014, from €3,495 million for the year ended December 31, 2013. This increase can be attributed to a 4% increase in volumes shipped and stable average LME prices. On a like-for-like basis, revenues increased by 5%, excluding the impact of changes in LME metal prices, premiums and currency exchange rates, when compared to the full year 2013. Revenues per ton were stable at €3,452 per ton in the year ended December 31, 2014 compared to €3,410 per ton in the year ended December 31, 2013.

Our volumes increased by 4%, or 37kt, to 1,062 kt for the year ended December 31, 2014 compared to shipments of 1,025 kt for the year ended December 31, 2013. The increase reflects higher shipment volumes from our P&ARP and AS&I segment, despite the sale of Ham and Saint-Florentin, two of our soft alloy plants in France.

Our revenues are discussed in more detail in the “—Segment Results” section.

Cost of Sales and Gross Profit

Cost of sales increased by 5%, or €159 million, to €3,183 million for the year ended December 31, 2014 from €3,024 million for the year ended December 31, 2013, in line with the increase in shipments and aluminium prices. Higher LME prices and premiums contributed to a 5%, or €92 million, increase in raw materials and consumable expenses to €1,952 million for the year ended December 31, 2014, as compared to €1,860 million in the year ended December 31, 2013.

On a per ton basis, cost of sales increased by 2% to €2,997 per ton in the year ended December 31, 2014, from €2,950 per ton in the year ended December 31, 2013, due primarily to higher spot prices for aluminium and premiums. Our raw materials cost per ton increased by 1% to €1,838 per ton in 2014.

Our gross profit benefitted from our accounting for inventory under the weighted average cost method. Due to LME price movements and the timing of transfers from inventory to cost of sales the effect of metal price lag improved our gross profit by €27 million in the year ended December 31, 2014 compared to a negative impact of €29 million in the year ended December 31, 2013.

Employee benefit expenses recorded in cost of sales increased by 7% or €36 million, to €548 million for the year ended December 31, 2014, from €512 million for the year ended December 31, 2013, reflecting increases in salaries and in headcount.

Depreciation and impairment increased by €17 million to €49 million for the year ended December 31, 2014, from €32 million for the year ended December 31, 2013, reflecting our level of investments. As a result of the combination of the multiple factors described above, gross profit increased by €12 million or 3%, to €483 million for the year ended December 31, 2014 from €471 million for the year ended December 31, 2013. Our gross profit margin remained stable at 13% of revenues in the year ended December 31, 2014 and 2013.

Selling and Administrative Expenses

Selling and administrative expenses decreased by 5%, or €10 million, to €200 million for the year ended December 31, 2014 from €210 million for the year ended December 31, 2013.

Consulting and audit fees decreased by 20%, or €10 million, to €40 million for the year ended December 31, 2014, from €50 million for the year ended December 31, 2013. External consulting expenses related primarily to costs incurred in preparing for and operating as a publicly traded company following our IPO in May 2013.

Other selling & administrative expenses, including personnel expenses recorded in selling and administrative expenses, were stable at €160 million in both years ended December 31, 2014 and 2013, reflecting our continuous efforts to contain our costs.

Research and Development Expenses

Research and development expenses increased by 6% or €2 million, to €38 million in the year ended December 31, 2014, from €36 million in the year ended December 31, 2013.

Restructuring Costs

Restructuring expenses increased by 50% or €4 million, to €12 million for the year ended December 31, 2014, from €8 million for the year ended December 31, 2013.

Other (losses) / gains—Net

	Year ended December 31,
(€ in millions)	2014	2013
Realized losses on derivatives	(13)	(31)
Unrealized gains on derivatives at fair value through profit and loss—net	(53)	12
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	1	2
Ravenswood pension plan amendment	9	11
Swiss pension plan settlement	6	—
Income tax contractual reimbursements	8	—
Loss on disposal	(5)	(5)
Wise acquisition costs	(34)	—
Other—net	(2)	3

Total other (losses) / gains—net	(83)	(8)

Other losses—net were €83 million for the year ended December 31, 2014 compared to €8 million for the year ended December 31, 2013.

Other losses-net for the year ended December 31, 2014 included €34 million costs in connection with our acquisition of Wise, which was finalized in January 2015.

Unrealized (losses)/gains on derivatives held at fair value through profit and loss were a loss of €53 million in the year ended December 31, 2014 compared to a gain of €12 million in the year ended December 31, 2013. Of these, unrealized losses on LME derivatives were €7 million in the year ended December 31, 2014 compared to €7 million in the year ended December 31, 2013. Unrealized gains and losses on foreign exchange derivatives relate primarily to the exposure on a multiple year sale agreement for products sold in U.S. dollars and the appreciation of the U.S. dollar compared to the euro in 2014 led to unrealized losses on foreign exchange derivatives of €41 million compared to a gain of €21 million in the year ended December 31, 2013.

Realized losses on derivatives decreased by €18 million, to €13 million for the year ended December 31, 2014, from €31 million for the year ended December 31, 2013. Of these, realized losses on LME derivatives were nil in the year ended December 31, 2014 compared to €29 million in the year ended December 31, 2013. Realized losses on foreign exchange derivatives were a loss of €12 million in the year ended December 31, 2014 compared to a loss of €1 million in the year ended December 31, 2013.

In the years ended December 31, 2014 and 2013, we recognized a €9 million and €11 million gain, respectively, associated with amendments to our Ravenswood pension benefit plans reducing employee benefits and resulting in recognition of negative past service cost. In the year ended December 31, 2014, we recognized an €8 million gain related to certain contractual reimbursements of income tax from a previous shareholder.

Loss on disposal in the year ended December 31, 2014 and 2013 relates primarily to the disposal of our Tarascon sur Ariege plant in October 2014 and our Saint Florentin and Ham plants in May 2013 and amounted to €5 million in both periods.

Other Expenses

Other expenses were €27 million in the year ended December 31, 2013 (nil in the year ended December 31, 2014) and related to fees incurred in connection with our IPO in May 2013, amounting to €24 million, and with our secondary public offerings, amounting to €3 million.

Finance Cost-Net

Finance costs—net increased by 16%, or €8 million, to €58 million for the year ended December 31, 2014, from €50 million in the year ended December 31, 2013.

Finance costs increased by €27 million, or 40%, to €94 million for the year ended December 31, 2014, from €67 million for the year ended December 31, 2013 as a result of our refinancings.

Interest expense on borrowings increased by €10 million to €32 million for the year ended December 31, 2014, from €22 million for the year ended December 31, 2013, mainly attributable to the Senior Notes we issued in May 2014 and December 2014. In the year ended December 31, 2014, we recognized:

•	€23 million of interest expensed and accrued associated with the May and December Notes (nil in 2013)

•	€7 million of interest expensed associated with our 2013 Term Loan, which was repaid with the proceeds from our May 2014 Notes. Our 2013 Term Loan had replaced our 2012 Term Loan we entered into in May 2012 and in the year ended December 31, 2013 we recognized €17 million and €3 million interest associated with our 2013 and 2012 Term Loan, respectively.

•	Following the refinancing we recognized €15 million of exit and arrangement fees related to the repayment of the 2013 Term Loan in the year ended December 31, 2014 and €21 million following the repayment of the 2012 Term Loan in the year ended December 31, 2013.

Interest expense on our factoring arrangements were stable over the period, being €9 million for the year ended December 31, 2014, and €10 million for the year ended December 31, 2013.

Our realized and unrealized gains and losses on debt derivatives at fair value—net relate to the cross currency swap which was settled when the 2013 Term Loan was repaid and represent a €29 million gain for the year ended December 31, 2014 and a €9 million loss for the year ended December 31, 2013. We also recognized an €11 million gain—net related to unrealized and realized exchange gains on financing activities during the year ended December 31, 2013 compared to a €27 million net loss for the year ended December 31, 2014, reflecting the strengthening of the U.S. dollar over the period.

Income Tax

Income tax expenses decreased by 5% or €2 million, to €37 million for the year ended December 31, 2014, from €39 million for the year ended December 31, 2013. Our effective tax rate increased by 12 percentage points from 29% for the year ended December 31, 2013 to 41% for the year ended December 31, 2014. This 12 percentage point increase in our effective tax rate reflects the following:

•	a 12 percentage point unfavorable impact from the derecognition of the deferred tax assets of one of our Swiss entities,

•	a 3 percentage point unfavorable impact from liquidation losses in 2014 as opposed to net gains on divestments in 2013,

•	a 2 percentage point unfavorable impact from non-deductible interest expense primarily in France,

•	a 5 percentage point favorable impact from the mix of profits as a result of a lower weight of profits in higher tax rate jurisdictions (most notably the United States).

Net Income for the Year from Continuing Operations

Net income from continuing operations was €54 million for the year ended December 31, 2014 compared to €96 million for the year ended December 31, 2013, representing a decrease of €42 million. Gross profit margin remained stable and the decrease was primarily attributable to unrealized losses on derivatives of €53 million in fiscal year 2014 compared to unrealized gains on derivatives of €12 million in fiscal year 2013. In addition, fiscal year 2014 was impacted by €34 million of transaction costs related to the Wise Acquisition while the fiscal year 2013 had been impacted by €27 million of expenses related to our IPO and subsequent offerings.

Discontinued Operations

Net income from discontinued operations of €4 million in the year ended December 31, 2013 (nil in the year ended December 31, 2014) represented the impact of the agreement reached with the acquirer of our former AIN business.

Segment Results

Segment Revenue

The following table sets forth the revenues for our operating segments for the periods presented:

	For the year ended December 31,
	2015			2014		2013
	(millions of € and as a % of revenue)
P&ARP	2,742	53%	1,568	43%	1,472	42%
A&T	1,348	26%	1,192	32%	1,197	34%
AS&I	1,034	20%	875	24%	805	23%
Holdings and Corporate	29	1%	31	1%	21	1%

Total revenues from continuing operations	5,153	100%	3,666	100%	3,495	100%

P&ARP.    Revenues in our P&ARP segment increased by 75%, or €1,174 million, to €2,742 million in the year ended December 31, 2015, from €1,568 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €1,198 million to the segment’s revenue in the year ended December 31, 2015, revenue decreased by €24 million or 2%. Excluding the impact of the Wise Acquisition, shipments decreased by 5% or 28 kt, to 592 kt for the year ended December 31, 2015, from 620 kt for the year ended December 31, 2014, driven by a 35 kt or 7% decrease in shipments of our packaging rolled products. The year over year decline in volumes is attributable to lower demand from can stock customers due to challenges and competition experienced in 2015, which was partially offset by automotive rolled product volume growth. A 3% increase in average prices from €2,529 per ton in the year ended December 31, 2014 to €2,608 in the year ended December 31, 2015, excluding the impact of the Wise Acquisition, partially offset the impact of the decline in volumes on the segment’s revenue.

Revenues in our P&ARP segment increased by 7%, or €96 million, to €1,568 million in the year ended December 31, 2014, from €1,472 million for the year ended December 31, 2013. Excluding the impact of LME and foreign exchange variations, our revenue would have increased by 6% over the period. Shipments increased by 4% or 25 kt, to 620 kt for the year ended December 31, 2014, from 595kt for the year ended December 31, 2013, driven by a 20kt or 36% increase in shipments of automotive rolled products as our BiW projects ramped up which contributed €63 million to the revenue increase. Stable packaging shipments contributed an additional €22 million to revenue as a result of increased average selling prices, with segment revenue per ton increasing by 2% to €2,529 / ton for the year ended December 31, 2014, from €2,474 / ton for the year ended December 31, 2013.

A&T.    Revenue at our A&T segment increased by €156 million, or 13% from €1,192 million in the year ended December 31, 2014 to €1,348 million in the year ended December 31, 2015. Excluding the effect of foreign currency translation, the segment’s revenue increased by €39 million, or 3% over the period. Our volumes decreased by 7 kt, or 3% from 238 kt in the year ended December 31, 2014 to 231 kt in the year ended December 31, 2015, driven primarily by a 15 kt decrease in shipments of our transportation, industry, and other rolled products, which can be attributed to softer customer demand in the transportation and industry markets in 2015. This was partially offset by an 8 kt, or 7% increase in aerospace rolled product volume. Excluding the effect of foreign currency translation, revenue per ton increased by 6% from €5,008 per ton in the year ended December 31, 2014 to €5,329 per ton in the year ended December 31, 2015, primarily driven by favorable mix within the aerospace product line.

Revenues in our A&T segment was stable, at €1,192 million for the year ended December 31, 2014, from €1,197 million for the year ended December 31, 2013. Our volumes decreased by 2%, or 6 kt, to 238 kt for the year ended December 31, 2014 from 244 kt for the year ended December 31, 2013, mostly attributable to a 4kt decrease in shipments of our aerospace rolled products. Excluding the impact of LME and foreign exchange, our revenue decreased by 1% over the period, in line with the decrease in shipments and following the adverse impact of a less favorable sales mix in aerospace and competitive pressure in our non-aerospace applications. Revenue per ton increased by 2% to €5,008 / ton for the year ended December 31, 2014, from €4,906 / ton for the year ended December 31, 2013.

AS&I.    Revenues in our AS&I segment increased by 18%, or €159 million, to €1,034 million for the year ended December 31, 2015, from €875 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, segment revenues increased by 13%, or €112 million, primarily driven by an 11% increase in revenue per ton, from €4,207 per ton in the year ended December 31, 2014 to €4,656 per ton in the year ended December 31, 2015. Volumes remained stable, with a slight increase in automotive shipments offset by a decrease in the shipment of other products. The year over year improvement in revenue per ton can be attributed to a 21% increase within our automotive product line mainly due to favorable unit spread on sales to automotive customers.

Revenues in our AS&I segment increased by 9%, or €70 million, to €875 million for the year ended December 31, 2014, from €805 million for the year ended December 31, 2013. On a like-for-like basis, revenues for AS&I increased by 7% in 2014, adjusting for the sale of two of our soft alloy plants in 2013 and excluding the favorable effect of LME metal prices, premiums, and foreign exchange impacts. Our segment volumes increased by 9% or 17kt to 208kt for the year ended December 31, 2014, from 191 kt for the year ended December 31, 2013, driven by an additional 19kt shipped in automotive extruded products. Revenue per ton was stable at €4,207 per ton for the year ended December 31, 2014.

Holdings and Corporate.    Revenues in the Holdings and Corporate segment for the years ended December 31, 2015, 2014, and 2013 related primarily to metal sales to our former soft alloy plants.

Adjusted EBITDA

In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.

We believe Adjusted EBITDA, as defined below, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.

Our CODM measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs and impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences, metal price lag, Share Equity Plan expense, effects of purchase accounting adjustments, start-up costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity.

Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations.

The following table shows Constellium’s consolidated Adjusted EBITDA for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015		2014		2013
	(millions of € and as a % of segment revenue)
P&ARP	183	7%	118	8%	105	7%
A&T	103	8%	91	8%	120	10%
AS&I	80	8%	73	8%	58	7%
Holdings and Corporate	(23)	(79%)	(7)	(23%)	(3)	(14%)

Total Adjusted EBITDA	343	7%	275	8%	280	8%

Total Adjusted EBITDA for the year ended December 31, 2015 was €343 million, an increase compared to €275 million of total Adjusted EBITDA for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €68 million of Adjusted EBITDA in the year ended December 31, 2015, and the effect of foreign currency translation, Adjusted EBITDA decreased by 4% or €10 million over the period to €265 million and represented 7% of revenues in the year ended December 31, 2015. Excluding Holdings and Corporate, this decrease mainly reflects the net positive impact of improved shipment performance and mix at our AS&I segment, favorable product mix at the A&T segment, and lower shipment volumes at P&ARP segment, offset by increased spending during the year to support future growth and operational quality.

P&ARP. Adjusted EBITDA at our P&ARP segment increased by 55%, or €65 million, to €183 million for the year ended December 31, 2015, from €118 million for the year ended December 31, 2014. Excluding the impact of the acquisition of Wise, which contributed €68 million of Adjusted EBITDA to this segment in the year ended December 31, 2015, Adjusted EBITDA decreased by €3 million or 3% and Adjusted EBITDA per ton increased by 2% from €190 per ton in the year ended December 31, 2014 to €194 per ton in the year ended December 31, 2015. Overall, Adjusted EBITDA remained relatively stable. Lower shipment volumes, which had a negative impact of €14 million, were offset by better mix on the sale of higher margin automotive products, which had a positive impact of €8 million, as well as premium loss favorability and better control of production costs and overhead spending.

Adjusted EBITDA in our P&ARP segment increased by 12%, or €13 million, to €118 million for the year ended December 31, 2014, from €105 million for the year ended December 31, 2013. Adjusted EBITDA per ton increased by 8% over the same period, to €190 per ton for the year ended December 31, 2014, from €176 per ton for the year ended December 31, 2013, driven by increases across all product categories. Increased shipments in automotive rolled products contributed to a €14 million increase while price and mix had a limited negative effect of €1 million as the impact of a richer mix was offset by €6 million of increase in premiums not passed through to customers. Costs and inflation led to a €7 million decrease, mostly associated with labor inflation, while foreign exchange had a €4 million positive impact.

A&T.    Adjusted EBITDA at our A&T segment increased by 13%, or €12 million, for the year ended December 31, 2015 to €103 million, compared to €91 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, Adjusted EBITDA increased by 4% or €4 million over the period and Adjusted EBITDA per ton increased by 8% from €380 per ton in the year ended December 31, 2014 to €411 per ton. Shipments slightly decreased year over year however our shipments to high-end defense and aerospace customers, which typically carry higher margins due to a higher level of aluminium conversion complexity, increased, contributing to an overall positive price and mix effect of €43 million. Increased spending over the period to enhance our quality performance and optimize cost productivity had an offsetting impact of €31 million on Adjusted EBITDA.

Adjusted EBITDA in our A&T segment decreased by 24%, or €29 million, for the year ended December 31, 2014 to €91 million, compared to €120 million for the year ended December 31, 2013. Adjusted EBITDA in our A&T segment decreased to €380 per ton for the year ended December 31, 2014 from €491 per ton for the year ended December 31, 2013. This decrease reflected the lower shipments for €7 million and a negative price and mix effect for €28 million, including €8 million related to the increase in premiums throughout the year. The performance of our A&T segment for the year ended December 31, 2014, was also impacted by capacity constraints and operational issues, including significant unplanned equipment outages at our Ravenswood facility in the first and fourth quarters. This was partially offset by lower costs for €2 million and the positive impact of the strengthening of the U.S. dollar for €8 million.

AS&I.    Adjusted EBITDA at our AS&I segment increased by 10%, or €7 million, in the year ended December 31, 2015 to €80 million, compared to €73 million for the year ended December 31, 2014. Excluding the effect of foreign currency translation, Adjusted EBITDA increased by 7% or €5 million over the period and Adjusted EBITDA per ton increased by 5% from €351 per ton in the year ended December 31, 2014 to €368 per ton in the year ended December 31, 2015. In the year ended December 31, 2015, higher automotive volumes, mainly driven by growing demand from OEMs in the North American market, contributed to favorable pricing and mix effect. The combined impact of volumes, pricing, and mix had a €28 million positive impact on the year over year Adjusted EBITDA growth. The automotive favorability was partially offset by increased costs incurred during the year ended December 31, 2015 to support our expansion in to the automotive market and increased maintenance and research and development costs over the period to support enhanced future performance.

Adjusted EBITDA in our AS&I segment increased by 26%, or €15 million, for the year ended December 31, 2014 to €73 million, compared to €58 million for the year ended December 31, 2013. Adjusted EBITDA per ton in our AS&I segment increased by 16% to €351 per ton for the year ended December 31, 2014 from €311 per ton for the year ended December 31, 2013, driven by positive contributions from all product lines. The 9% increase in shipments represented a further €24 million, partially offset by €13 million incremental costs and inflation, mainly related to labor inflation, a €1 million negative price and mix effect including €9 million impact of the increase in premiums which were not passed through to customers, and €1 million associated with the unfavorable change in foreign exchange.

Holdings and Corporate.    Our Holdings and Corporate segment generated Adjusted EBITDA losses of €23 million, €7 million and €3 million in the years ended December 31, 2015, 2014 and 2013. The increase in the loss from the year ended December 31, 2014 to the year ended December 31, 2015 is primarily attributable to the impact of non-recurring costs incurred in the current period and the reversal of an environmental provision in the year ended December 31, 2014, which, together, contributed approximately €7 million of the year over year change. Foreign currency transactional losses at our Swiss corporate entity driven by the strengthening of the Swiss franc against the Euro during the period along with increased employee benefit expense also contributed significantly to the remaining balance of the year over year change.

The following table reconciles our net income or loss for each of the three years in the period ending December 31, 2015 to our Adjusted EBITDA for the years presented:

	For the year ended December 31,
(€ in millions)	2015	2014	2013
Net (loss) income	(552)	54	100
Net income from discontinued operations	—	—	(4)
Other expenses	—	—	27
Finance costs, net	155	58	50
Income tax (benefit) expense	(32)	37	39
Share of (gain) loss of joint ventures	3	1	(3)
Metal price lag(a)	34	(27)	29
Start-up and development costs(b)	21	11	7
Manufacturing system and process transformation costs(c)	11	1	—
Wise acquisition and integration costs	14	34	—
Wise one-time costs related to the acquisition(d)	38	—	—
Share Equity Plans	7	4	2
Losses / (Gains) on Ravenswood OPEB plan amendment	5	(9)	(11)
Swiss pension plan settlements	—	(6)	—
Income tax contractual reimbursements	—	(8)	—
Apollo Management fees	—	—	2
Depreciation and amortization(e)	140	49	32
Restructuring costs	8	12	8
Impairment(f)	457	—	—
Losses on disposals and assets classified as held for sale	5	5	5
Unrealized losses / (gains) on derivatives	20	53	(12)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	3	(1)	(2)
Other	6	7	11

Adjusted EBITDA	343	275	280

(a)

Represents the financial impact of the timing difference between when aluminum prices included within Constellium revenues are established and when aluminum purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment is to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of goods sold, multiplied by the quantity sold in the period.
(b)	For the year ended December 31, 2015, start-up costs relating to new sites and business development initiatives amounted to €21 million of which €16 million related to Body in White growth projects both in Europe and the U.S and €5 million related to the expansion of the site in Van Buren, U.S.
(c)	For the year ended December 31, 2015, manufacturing system and process transformation costs related to supply chain reorganization mainly in A&T operating segment.
(d)	Wise one-time costs related to the acquisition include :
•	Wise Mid-West premium losses: Constellium seeks to achieve a full pass-through model for LME and premiums, primarily through contractual arrangements with metal suppliers and customers. At the acquisition date (January 5, 2015), not all Wise contracts had this pass-through mechanism. Constellium has renegotiated these contracts to bring them in line with its usual practice. In addition, the Mid West Premium market conditions were abnormal in the year ended December 31, 2015 with premium falling from $524/metric ton as at January 5, 2015 to $198/metric ton as at December 31, 2015. This resulted in an un-recovered metal premium of €22 million.
•	Unwinding of Wise previous hedging policies: Constellium’s policies are to hedge all known exposures. Losses of €4 million were incurred on the unwinding of the predecessor’s hedging policies for the year ended December 31, 2015.
•	Effects of purchase accounting adjustment: Represents the non-cash step-up in inventory costs on the acquisition of Wise entities (€12 million).
(e)	Includes €61 million of depreciation and amortization expenses from Muscle Shoals assets for the year ended December 31, 2015.
(f)	Includes mainly for the year ended December 31, 2015, an impairment charge of €49 million related to Constellium Valais Property, plant and equipment and €400 million related to Muscle Shoals intangible assets and property, plant and equipment.

Covenant Compliance

Our debt agreements contain no maintenance covenants and events of default but contain customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments.

The Unsecured Revolving Credit Facility is available to the extent certain ratios are met and maintained.

The Ravenswood ABL Facility described in “Item 10. Additional Information—C. Material Contracts”—the “Ravenswood ABL Facility”, contains a financial maintenance covenant that requires Constellium Rolled Products Ravenswood, LLC to maintain excess availability of the greater of (i) $10 million and (ii) 10% of the aggregate revolving loan commitments. Constellium Rolled Products Ravenswood, LLC is currently in compliance with this financial maintenance covenant. The Ravenswood ABL Facility also contains customary negative covenants on liens, investments and restricted payments related to Ravenswood.

The Wise ABL Facility requires the maintenance of a fixed charge coverage ratio if the excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20 million. Wise’s excess availability as of December 31, 2015 was above 10% of the aggregate borrowing base and was greater than $20 million and as such, the company was not required to comply with the ratio requirement.

We were in compliance with our covenants throughout 2015 and 2014 and as of December 31, 2015 and 2014.

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties and related parties.

As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. We define net working capital days, days of inventories, days of payables and days of sales outstanding as net trade working capital, inventories, trade payables and trade receivables divided by revenues for the last quarter, multiplied by 90, respectively. Net trade working capital is inventories plus trade receivables net, less trade payables. We believe this measure helps users of the financial statements compare our cash management from period to period and against our peers in respect to our efficiency of working capital employed and the ability to provide sufficient liquidity in the short and long term. Our net working capital as a percentage of annual revenue decreased from 6% in 2013 and 2014 to 3% in 2015. Excluding the impact of factoring €429 million of receivables at the end of 2015, €145 million of which was related to Wise, and the impact of factoring €94 million of receivables at the end of 2014, our net working capital as a percentage of annual revenue increased from 8% at December 31, 2014 to 11% at December 31, 2015, primarily driven by Wise. While inventory at Wise has significantly decreased during the year driven by improved inventory control and supply chain optimization, the net working capital as a percentage of annual revenue was 18%, excluding the impact of factoring. Excluding Wise and after adjusting for the impact of factoring, our net working capital as a percentage of annual revenues was 7% in the year ended December 31, 2015, representing a slight decrease from the year ended December 31, 2014.

Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash on hand, cash flows from operations, and availability under our revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors, including those described under the following risk factors within the “Risk Factors – Risks Related to Our Business” section:

•	Our results of operations, cash flows and liquidity could be adversely affected if we are unable to execute on our hedging policy, if counterparties to our derivative instruments fail to honor their agreements or if we are unable to purchase derivative instruments;

•	A deterioration in our financial position or a downgrade of our ratings by a credit rating agency could increase our borrowing costs, lead to our inability to access liquidity facilities, and adversely affect our business relationships; and

•	Wise has substantial leverage and may be unable to obtain sufficient liquidity to operate its business and service its indebtedness. Constellium may elect to make capital contributions to Wise but is under no legal obligation to do so.

•	The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we enter into combinations of forward contracts and currency options with financial institutions, selling forward U.S. dollars against euros. In addition, as discussed in “Business—Managing our Metal Price Exposure,” when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates versus the euro or the LME price for aluminium falls, the derivative contracts entered into with financial institution counterparties have a negative mark-to-market. Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Company from the potential margin calls for significant market movements, we hold a significant liquidity buffer in cash or in availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor margin requirements on a daily basis for adverse movements in the U.S. dollar versus the euro and in aluminium prices. No margins were posted at December 31, 2015 or December 31, 2014.

At December 31, 2015, we had €733 million of total liquidity, comprised of €472 million in cash and cash equivalents, €56 million of undrawn credit facilities under our ABL facilities, €50 million available under our factoring arrangements, €145 million of undrawn credit facilities under our Unsecured Revolving Credit Facility, and €10 million under a revolving credit facility. Our ability to borrow under the Unsecured Revolving Credit Facility is subject to financial covenants with which we were compliant at December 31, 2015. The Unsecured Revolving Credit Facility will be terminated upon the issuance of the Notes.

Cash Flows

The following table summarizes our operating, investing and financing activities for the years ended December 31, 2015, 2014 and 2013:

	For the year ended December 31,
	2015	2014	2013
	(€ in millions)
Net cash provided by / (used) in:
Operating activities	511	212	184
Investing activities	(722)	(216)	(132)
Financing activities	(308)	753	43

Net (decrease)/increase in cash and cash equivalents, excluding the effect of exchange rate changes	(519)	749	95

Net cash from operating activities

Net cash from operating activities increased by €299 million, from an inflow of €212 million in the year ended December 31, 2014, to an inflow of €511 million in the year ended December 31, 2015. The year over year increase in operating cash flows is primarily attributable to a €335 million increase in the amount of receivables factored at the end of the year and the liquidation of the acquired Wise receivables during the year. This inflow was partially offset by the impact of the timing of vendor payments made.

Net cash from operating activities increased by €28 million, from an inflow of €184 million in the year ended December 31, 2013, to an inflow of €212 million for the year ended December 31, 2014. Net working capital days decreased by 5 days to 20 days for the year ended December 31, 2014, from 25 days for the year ended December 31, 2013. The increase in LME prices and foreign exchange drove all components of trade working capital up, especially inventories and in our A&T segment. Payables were also impacted by the expenses related to the Wise Acquisition, which were incurred in Q4 2014.

Net cash from investing activities

Cash flows used in investing activities increased by €506 million to €722 million for the year ended December 31, 2015, from €216 million for the year ended December 31, 2014, mainly driven by the net consideration paid in connection with the Wise Acquisition of €348 million, a €151 million increase in capital expenditures, €71 million of which was contributed by Wise. Cash flows used in investing activities also included €9 million related to an additional investment in joint ventures.

Cash flows used in investing activities increased by €84 million to €216 million for the year ended December 31, 2014, from €132 million for the year ended December 31, 2013, mainly driven by a €55 million increase in capital expenditures, to €199 million for the year ended December 31, 2014, from €144 million for the year ended December 31, 2013. Our capital expenditures for the year included €36 million related to the ramp up of our body-in-white projects in our PA&RP segment, a further €12 million spent on projects related to Airware and major maintenance in our A&T segment. Cash flows used in investing activities also included €19 million related to our investment in joint ventures, which was created during the fourth quarter of 2014.

For further details on capital expenditures projects, see the “—Financing Arrangements—Historical Capital Expenditures” section below.

Net cash from financing activities

Net cash flows from financing activities was an outflow of €308 million for the year ended December 31, 2015, compared to an inflow of €753 million for the year ended December 31, 2014. Net cash provided by financing activities in the year ended December 31, 2014 reflected the net impact of €1,153 million in proceeds from the issuance of the Constellium N.V. Senior Notes in May and December and repayment of €331 million in outstanding principal under the Term Loan. In the year ended December 31, 2015, no new debt was issued and an additional €104 million in interest was paid, driven by interest paid of €70 million on the acquired Wise debt, and a full year of interest paid on the Constellium N.V. Senior Notes. The outflow in the year ended December 31, 2015 also included €211 million in repayments made on the Ravenswood ABL Facility and other loans.

Net cash provided by financing activities was an inflow of €753 million for the year ended December 31, 2014, compared to an inflow of €43 million for the year ended December 31, 2013. Net cash provided by financing activities in the year ended December 31, 2014 reflected €1,153 million in proceeds from the issuance of Senior Notes in May and December, which was partially used to repay €331 million outstanding under the New Term Loan. Net cash provided by financing activities also included €27 million cash outflows related to payment of deferred financing costs and €34 million of other financing activities.

Historical Capital Expenditures

The following table provides a breakdown of the historical capital expenditures for property, plant and equipment by segment for the periods indicated:

	For the year ended December 31,
	2015	2014	2013
	(€ in millions)
A&T	113	71	53
AS&I	60	48	49
P&ARP	169	74	37
Intersegment and Other	8	6	5

Total from continuing operations	350	199	144

The main projects undertaken during the year ended December 31, 2015 included the Body-in-White capacity extension and the conversion of the Muscle Shoals plant acquired in 2015 from a can-stock to automotive product production facility within the P&ARP segment, and projects related to the Airware casthouse and capital investments, mainly at our Issoire and Ravenswood, West Virginia facilities, to support improved production capacity and manufacturing efficiency within the A&T segment.

Capital expenditures increased by €151 million, or 76%, to €350 million for the year ended December 31, 2015, from €199 million in the year ended December 31, 2014, as a result of the continuation of existing projects and new projects, including €62 million spent on Body-in-White projects in Europe and the U.S. and €21 million spent on Airware-related projects which were in progress during 2014. Expenditures related to new projects included €33 million related to production capacity improvements at our A&T facilities and €39 million related to the Muscle Shoals plant conversion project.

As at December 31, 2015, we had €296 million of construction in progress which relates to our continued maintenance, modernization and expansion projects at our Muscle Shoals, Neuf Brisach, Issoire, Van Buren, Ravenswood, West Virginia and Singen facilities.

Our principal capital expenditures are expected to total approximately €1,480 million in the years ended December 31, 2016 to 2021, in the aggregate. Investments in our BiW Expansion program are expected to be approximately €284 million in the years ended December 31, 2016 to 2021, in the aggregate. Investments in Muscle Shoals and in our Joint Venture with UACJ, after giving effect to the contemplated transaction (see “Summary—Expansion of Joint Venture with UACJ”) including both maintenance and growth investments are expected to aggregate to approximately €345 million and €193 million respectively in the years ended December 31, 2016 to 2021. We currently expect all of our capital expenditures to be financed with cash on hand and external financing.

Off-Balance Sheet Arrangements

As of December 31, 2015, we have no significant off-balance sheet arrangements.

Contractual Obligations

The following table summarizes our estimated material contractual cash obligations and other commercial commitments at December 31, 2015:

		Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(unaudited, € in millions)
Borrowings(1)	2,139	122	597	145	1,275
Interest(2)	799	140	294	169	196
Derivatives relating to currencies and metal(3)	126	111	15	—	—
Operating lease obligations(4)	60	14	19	6	21
Capital expenditures	103	80	23	—	—
Finance leases(5)	67	10	20	16	21

Total(6)	3,294	477	968	336	1,513

(1)	Borrowings include our ABL Facilities which are considered short-term in nature and is included in the category “Less than 1 year.”
(2)	Interest includes approximately €40 million of interest related to the Muscle Shoals Senior Payment-in-Kind (“PIK”) Toggle Notes, the principal of which is due in 2019. We may elect to settle our interest obligation with non-cash consideration. Interests under the May 2014 Senior Notes accrue at a rate of 5.750% per annum on the U.S. Dollar Notes and 4.625% per annum on the Euro Notes. Interests under the December 2014 Senior Notes accrue at a rate of 8.00% per annum on the U.S. Dollar Notes and 7.00% on the Euro Notes. Interests under the Wise Metals Group LLC Senior Notes accrue at a rate of 8.750% per annum. Cash interests and paid-in-kind interests under the Wise Metals Intermediate Holdings LLC Senior PIK Toggle Notes accrue at rates of 9.750% and 10.50% per annum, respectively.
(3)	Foreign exchange options have not been included as they are not in the money.
(4)	Operating leases relate to buildings, machinery and equipment.
(5)	Finance leases primarily relates to a sale-leaseback transaction in the U.S.
(6)	Retirement benefit obligations of €701 million are not presented above as the timing of the settlement of this obligation is uncertain.

Environmental Contingencies

Our operations, like those of other basic industries, are subject to federal, state, local and international laws, regulations and ordinances. These laws and regulations (i) govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as waste handling and disposal practices and (ii) impose liability for costs of cleaning up, and certain damages resulting from, spills, disposals or other releases or regulated materials. From time to time, our operations have resulted, or may result, in certain noncompliance with applicable requirements under such environmental laws. To date, any such noncompliance with such environmental laws has not had a material adverse effect on our financial position or results of operations.

Pension Obligations

Constellium operates various pension plans for the benefit of its employees across a number of countries. Some of these plans are defined benefit plans and others are defined contribution plans. The largest of these plans are in the United States, Switzerland, Germany and France. Pension benefits are generally based on the employee’s service and highest average eligible compensation before retirement, and are periodically adjusted for cost of living increases, either by practice, collective agreement or statutory requirement.

We also provide health and life insurance benefits to retired employees and in some cases to their beneficiaries and covered dependents. These plans are predominantly in the United States.

United States pensions and healthcare plans

In the United States, we operate defined benefit plans, which, as of December 31, 2015, covered 1,159 active participants, 597 deferred participants and 1,981 retired employees.

There is a defined contribution (401(k)) savings plan and an unfunded post-employment benefit scheme.

Wise contributed €8 million in the Group’s net defined benefit obligation.

Switzerland

As of December 31, 2015, there were 785 employees and 114 retired employees in the Swiss pension plan.

Germany

In Germany, there are a number of defined benefit and defined contribution pension schemes, which, as of December 31, 2015, covered a total of 1,466 active participants, 469 deferred participants and 2,765 retired employees.

France

In France, there are unfunded defined benefit pension plans and a healthcare plan, which, as of December 31, 2015, covered 3,909 active participants and 563 retired employees.

Our pension liabilities and other post-retirement healthcare obligations are reviewed regularly by a firm of qualified external actuaries and are revalued taking into account changes in actuarial assumptions and experience. The assumptions include assumed discount rates on plan liabilities and expected rates of return on plan assets. Both of these require estimates and projections on a variety of factors and these can fluctuate from period to period.

For the year ended December 31, 2015, the total expense recognized in the income statement in relation to all our pension and post-retirement benefits was €48 million (compared to €30 million for the year ended December 31, 2014). At December 31, 2015, the fair value of the plans assets was €362 million (compared to €330 million as of December 31, 2014), compared to a present value of our obligations of €1,063 million (compared to €987 million as of December 31, 2014), resulting in an aggregate plan deficit of €701 million (compared to €657 million as of December 31, 2014).

At December 31, 2015, the pension liability per geographic area was as follows:

	Pension Obligation	Other Benefits Obiligations	Total Defined Benefit Obligation (DBO)
United States	(289)	(240)	(529)
Switzerland	(262)	(3)	(265)
Germany	(136)	(1)	(137)
France	(115)	(17)	(132)

Total	(802)	(261)	(1,063)

	Assets on Pension	Assets on Other Benefits	Total Plan Assets
United States	192	-	192
Switzerland	169	-	169
Germany	1	-	1
France	-	-	-

Total	362	-	362

	Net Pension Benefits	Net Other Benefits	Total Net Liability from DBO
United States	(97)	(240)	(337)
Switzerland	(93)	(3)	(96)
Germany	(135)	(1)	(136)
France	(115)	(17)	(132)

Total	(440)	(261)	(701)

Contributions to pension plans totaled €32 million for the year ended December 31, 2015 (compared to €34 million for the year ended December 31, 2014). Contributions for other benefits totaled €18 million for the year ended December 31, 2015 (compared to €15 million for the year ended December 31, 2014).

Our estimated funding for our funded pension plans and other post-retirement benefit plans is based on actuarial estimates using benefit assumptions for discount rates, rates of compensation increases, and health care cost trend rates. The deficit related to the funded pension plan and the present value of the unfunded obligations as of December 31, 2015 were €319 million and €382 million, respectively. The deficit related to funded pension plan and the present value of the unfunded obligations as of December 31, 2014 were €282 million and €375 million, respectively. Estimating when the obligations will require settlement is not practicable and therefore these have not been included in the Contractual Obligations table above.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 23 to our audited consolidated financial statements contained elsewhere in this offering circular.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in Note 2 to the audited consolidated financial statements, which appear elsewhere in this offering circular. New standards and interpretations not yet adopted are also disclosed in Note 2.3 to our audited consolidated financial statements.

BUSINESS

The Company

Overview

We are a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the aerospace, packaging and automotive end-markets. We have a strategic footprint of manufacturing facilities located in the United States, Europe and China. Our business model is to add value by converting aluminium into semi-fabricated products. We believe we are the supplier of choice to numerous blue-chip customers for many value-added products with performance-critical applications. Our product portfolio commands higher margins as compared to less differentiated, more commoditized fabricated aluminium products, such as common alloy coils, paintstock, foilstock and soft alloys for construction and distribution.

As of December 31, 2015, we operated 22 production facilities, 9 administrative and commercial sites, and one R&D center. We are building one new facility in our joint venture with UACJ Corporation in Bowling Green, USA and one new facility in Bartow County, USA, in response to growing demand for automotive in North America. We have approximately 11,000 employees. We believe our portfolio of flexible and integrated facilities is among the most technologically advanced in the industry. It is our view that our established presence in the United States and Europe and our presence in China strategically position us to service our global customer base. We believe our well-invested facilities combined with more than 50 years of manufacturing experience, quality and innovation and pre-eminent R&D capabilities have put us in a leadership position in our core markets.

We seek to sell to end-markets that have attractive characteristics for aluminium, including (i) higher margin products, (ii) stability through economic cycles, and (iii) favorable growth fundamentals supported by substitution trends in European can sheet and automotive customers as well as order backlogs in aerospace. As of 2015, we are a leading European and North American supplier of can body stock, the leading global supplier of aluminium aerospace plates, and believe that we are the second largest provider of aluminium auto crash management systems globally. Our unique platform has enabled us to develop a stable and diversified customer base and to enjoy long-standing relationships with our largest customers. Our customer base includes market leading firms in packaging, aerospace, and automotive, such as Rexam, AB InBev, Ball Corporation, Crown Holdings, Inc., Airbus, Boeing, and several premium automotive OEMs, including BMW AG, Daimler AG and Ford. Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev and Coke, the average length of our customer relationships with our most significant customers averages 25 years, and in some cases goes back as far as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 6 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers. We believe that we are a “mission critical” supplier to many of our customers due to our technological and R&D capabilities as well as the long and complex qualification process required for many of our products. Our core products require close collaboration and, in many instances, joint development with our customers. We believe that this integrated collaboration with our customers for high value-added products reduces substitution risk and creates a competitive advantage.

Our business also features relatively countercyclical cash flows. During an economic downturn, lower demand causes our sales volumes to decrease, which results in a corresponding reduction in our inventory levels, a reduction in our working capital requirements and a positive impact on our operating cash flows. We believe this helps to drive robust free cash flow across cycles and provides significant downside protection for our liquidity position in the event of a downturn.

For the years ended December 31, 2015, 2014 and 2013, we shipped approximately 1,478kt, 1,062kt and 1,025kt of finished products, generated revenues of €5,153 million, €3,666 million and €3,495 million, generated net loss of €552 million, net income of €54 million and €100 million, and generated Adjusted EBITDA of €343 million, €275 million and €280 million, respectively. The financial performance for the year ended December 31, 2015 represented a 39% increase in shipments, a 41% increase in revenues and a 25% increase in Adjusted EBITDA from the prior year. Please see the reconciliation of Adjusted EBITDA in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Our objective is to expand our leading position as a supplier of high value-added, technologically advanced products in which we believe that we have a competitive advantage through the following business strategies:

•	Continue to target investment in high-return opportunities in our core markets (aerospace, packaging and automotive), with the goal of driving growth and profitability.

•	Focus on higher margin, technologically advanced products that facilitate long-term relationships as a “mission critical” supplier to our customers.

•	Continue to differentiate our products, with the goal of maintaining our leading market positions and remaining a supplier of choice to our customers.

•	Build a global footprint with a focus on gaining scale especially in Europe and the United States.

•	Establish best-in-class operations through Lean manufacturing.

Table: Overview of Operating Segments (as of December 31, 2015)

	Packaging & Automotive Rolled Products	Aerospace & Transportation	Automotive Structures & Industry
Commercial and Manufacturing Sites	• 4 (France, Germany, Switzerland, United States)	• 12 (France, United States, Switzerland, Italy, China, Japan, South Korea, Singapore)	• 14 (France, Germany, Switzerland, Czech Republic, Slovakia, United States, China)

Employees (as of December 31, 2015)	• 3,192	• 3,689	• 3,147

Key products	• Can Body Stock • Can End Stock • Closure Stock • Auto Body Sheet • Heat Exchangers • Specialty reflective sheet (Bright)	• Aerospace plates and sheets • Aerospace wingskins • Plates for general engineering • Sheets for transportation applications	• Extruded products including: • Soft alloys • Hard alloys • Large profiles • Automotive structures

Key customers	• Packaging: Rexam, Can-Pack, Ball, Crown, Amcor, Ardagh Group, AB InBev, Coke • Automotive: Daimler, Audi, Volkswagen, Valeo, Peugeot S.A.	• Aerospace: Airbus, Boeing, Bombardier, Dassault, Embraer • Transportation, Industry and Defense: Ryerson, ThyssenKrupp, FreightCar America, Amari	• Automotive: Audi, BMW Group, Daimler, Porsche, General Motors, Ford, Benteler, Peugeot S.A., Chrysler, Fiat, JLR, • Rail: Stadler, CAF

Key facilities	• Neuf-Brisach (FR) • Singen (DE) • Muscle Shoals (USA)	• Ravenswood (USA) • Issoire (FR) • Sierre (CH)	• Děčín (CZ) • Gottmadingen (DE) • Van Buren (USA)

Our Operating Segments

Our business is organized into three operating segments: (i) Aerospace & Transportation, (ii) Packaging & Automotive Rolled Products, and (iii) Automotive Structures & Industry.

Operating Segment	Products	Description
Packaging & Automotive Rolled Products	Rolled Products	Includes the production of rolled aluminium products in our European and North American facilities. We supply the packaging market with can stock and closure stock for the beverage and food industry, as well as foil stock for the flexible packaging market. In addition we supply products for a number of technically sophisticated applications such as automotive sheet, heat exchangers, and sheet and coils for the building and constructions markets.
Aerospace & Transportation	Rolled Products	Includes the production of rolled aluminium products for the aerospace market, as well as rolled products for transport, industry and defense end-uses. We produce aluminium plate, sheet and fabricated products in our European and North American facilities. Substantially all of these aluminium products are manufactured to specific customer requirements using direct-chill ingot cast technologies that allow us to use and offer a variety of alloys and products.

Automotive Structures & Industry	Extrusions and Structures	Includes the production of hard and soft aluminium alloy extruded profiles in Germany, France, Switzerland, the Czech Republic and Slovakia. Our extruded products are targeted at high demand end-uses in the automotive, engineering, building and construction and other transportation markets (rail and shipbuilding). In addition, we fabricate highly advanced crash-management systems in Germany, the United States and China.

The following charts present our revenues by operating segment and geography for the year ended December 31, 2015:

[1]	Revenue by geographic zone is based on the destination of the shipment.

The following table presents our shipments by products and services:

(in k metric tons)	Year ended December 31, 2015	Year ended December 31, 2014
Packaging rolled products	880	494
Automotive rolled products	88	76
Specialty and other thin-rolled products	67	50
Aerospace rolled products	116	108
Transportation, industry, and other rolled products	115	130
Automotive extruded products	97	89
Other extruded products	115	119
Other	(0)	(4)
Total shipments	1,478	1,062

Packaging & Automotive Rolled Products Operating Segment

In our Packaging & Automotive Rolled Products operating segment, we produce and develop customized aluminium sheet and coil solutions. Approximately 85% of operating segment volume for the year ended December 31, 2015 was in packaging rolled products, which primarily include beverage and food can stock as well as closure stock and foil stock. Fifteen percent of operating segment volume for that period was in automotive and specialty and other thin-rolled products, which include technologically advanced products for the automotive and industrial sectors. Our Packaging & Automotive Rolled Products operating segment accounted for 53% of revenues and 53%(1) of Adjusted EBITDA for the year ended December 31, 2015.

As of December 2015, we are a leading European and North American supplier of can body stock and the leading worldwide supplier of closure stock. We are also a major European player in automotive rolled products for Auto Body Sheet (the structural framework of a car), and heat exchangers. We have a diverse customer base, consisting of many of the world’s largest beverage and food can manufacturers, specialty packaging producers, leading automotive firms and global industrial companies. Our customer base includes Rexam, AB InBev, Audi AG, Daimler AG, Peugeot S.A., Ball Corporation, Can-Pack S.A., Crown Holdings, Inc., Alanod GmbH & Co. KG, Ardagh Group S.A., Amcor Ltd. and ThyssenKrupp AG. Our automotive contracts are usually valid for the lifetime of a model, which is typically six to seven years. Our packaging contracts have usually a duration of three to five years.

We have two integrated rolling operations located in Europe’s industrial heartland and one integrated rolling operation in Muscle Shoals, Alabama, following our acquisition of Wise Metals. Neuf-Brisach, our facility on the border of France and Germany, is, in our view, a uniquely integrated aluminium rolling and finishing facility. Singen, located in Germany, is specialized in high-margin niche applications and has an integrated hot/cold rolling line and high-grade cold mills with special surfaces capabilities that facilitate unique metallurgy and lower production costs. We believe Singen has enhanced our reputation in many product areas, most notably in the area of functional high-gloss surfaces for the automotive, lighting, solar and cosmetic industries, other decorative applications, closure stock, paintstock and foilstock. Muscle Shoals is a highly focused factory mostly dedicated to can stock. After investment, the plant is expected to be capable of producing high-quality Body-in-White sheet.

Our Packaging & Automotive Rolled Products operating segment has historically been relatively resilient during periods of economic downturn and has had relatively limited exposure to economic cycles and periods of financial instability. According to CRU International Limited (“CRU”), during the 2008-2009 economic crisis, can stock volumes decreased by 10% in 2009 versus 2007 levels as compared to a 24% decline for flat rolled aluminium products volumes in aggregate during the same period in Europe. This demonstrates that demand for beverage cans tends to be less correlated with general economic cycles. In addition, we believe European can body stock has an attractive long-term growth outlook due to the following trends: (i) end-market growth in beer, soft drinks and energy drinks, (ii) increasing use of cans versus glass in the beer market, (iii) increasing use of aluminium in can body stock in the European market, at the expense of steel, and (iv) increasing consumption in Eastern Europe linked to purchasing power growth. The U.S. can body stock market on the other hand has seen gradual declines in volumes over the last ten years, mostly due to the decline in carbonated soft drinks consumption. Analysts expect however that the growth in Aluminium Auto Body Sheet will change the dynamic in the market, with capacity being shifted from can body stock to Auto Body Sheet. As a result, CRU expects that by the latter part of this decade, can stock conversion fees could increase, and even a step change upward may be possible.

(1)	the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate

The following table summarizes our volume, revenues and Adjusted EBITDA for our Packaging & Automotive Rolled Products operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2015	2014	2013
Packaging & Automotive Rolled Products:
Segment Revenues	2,742	1,568	1,472
Segment Shipments (kt)	1,035	620	595
Segment Revenues (€/ton)	2,649	2,529	2,474
Segment Adjusted EBITDA(1)	183	118	105
Segment Adjusted EBITDA(€/ton)	176	190	176
Segment Adjusted EBITDA margin	7%	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Aerospace & Transportation Operating Segment

Our Aerospace & Transportation operating segment has market leadership positions in technologically advanced aluminium and specialty materials products with wide applications across the global aerospace, defense, transportation, and industrial sectors. We offer a wide range of products including plate, sheet, extrusions and precision casting products which allows us to offer tailored solutions to our customers. We seek to differentiate our products and act as a key partner to our customers through our broad product range, advanced R&D capabilities, extensive recycling capabilities and portfolio of plants with an extensive range of capabilities across Europe and North America. In order to reinforce the competitiveness of our metal solutions, we design our processes and alloys with a view to optimizing our customers’ operations and costs. This includes offering services such as customizing alloys to our customers’ processing requirements, processing short lead time orders and providing vendor managed inventories or tolling arrangements. The Aerospace & Transportation operating segment accounted for 26% of our revenues and 30%(1) of Adjusted EBITDA for the year ended December 31, 2015.

In 2015, seven of our manufacturing facilities produce products that were sold via our Aerospace & Transportation operating segment. Our aerospace plate manufacturing facilities in Ravenswood (West Virginia, United States), Issoire (France) and Sierre (Switzerland) offer the full spectrum of plate required by the aerospace industries (alloys, temper, dimensions, pre-machined) and have unique capabilities such as producing some wide and very high gauge plates required for some aerospace programs (civil and commercial).

Downstream aluminium products for the aerospace market require relatively high levels of R&D investment and advanced technological capabilities, and therefore tend to command higher margins compared to more commoditized products. We work in close collaboration with our customers to develop highly engineered solutions to fulfill their specific requirements. For example, we developed AIRWARE®, a lightweight specialty aluminium-lithium alloy, for our aerospace customers to address increasing demand for lighter and more environmentally sound aircraft.

Aerospace products are typically subject to long development and supply lead times and the majority of our contracts with our largest aerospace customers have a term of five years or longer, which provides excellent volume and profitability visibility. In addition, demand for our aerospace

(1)	the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate products typically correlates directly with aircraft backlogs and build rates. As of December 2015, the backlog reported by Airbus and Boeing for commercial aircraft reached 12,582 units on a combined basis, representing approximately 8 to 9 years of production at current build rates.

Additionally, aerospace products are generally subject to long qualification periods. Aerospace production sites are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization. NADCAP is a cooperative organization of numerous aerospace OEMs that defines industry-wide manufacturing standards. NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require. New products or alloys are certified by the OEM that uses the product. Our sites have been qualified by external certification organizations and our products have been qualified by our customers. We are typically able to obtain qualification within 6 months to one year. We believe we are able to obtain such qualifications within that time frame for two main reasons. First, some new product qualifications depend on having older qualifications regarding their alloy, temper or shape which we have already obtained through our long history of working with the main aircraft OEMs. This range of qualifications includes in excess of 100 specifications, some of which we obtained during programs dating back to the 1960s. Second, over the course of the decades that we have been working with the aerospace OEMs, we have invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Aerospace & Transportation operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2015	2014	2013
Aerospace & Transportation:
Segment Revenues	1,348	1,192	1,197
Segment Shipments (kt)	231	238	244
Segment Revenues (€/ton)	5,835	5,008	4,906
Segment Adjusted EBITDA(1)	103	91	120
Segment Adjusted EBITDA(€/ton)	445	380	491
Segment Adjusted EBITDA margin	8%	8%	10%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

Automotive Structures & Industry Operating Segment

Our Automotive Structures & Industry operating segment produces (i) technologically advanced structures for the automotive industry including crash management systems (“CMS”), side impact beams, body structures and cockpit carriers and (ii) soft and hard alloy extrusions and large profiles for automotive, rail, road, energy, building and industrial applications. We complement our products with a comprehensive offering of downstream technology and services, which include pre-machining, surface treatment, R&D and technical support services. Our Automotive Structures & Industry operating segment accounted for 20% of revenues and 24%(1) of Adjusted EBITDA for the year ended December 31, 2015.

We believe that we are the second largest provider of aluminium auto cash management systems globally and the leading supplier of hard alloys and large structural profiles for rail, industrial and other

(1)	the difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate transportation markets in Europe. We manufacture automotive structures products for some of the largest European and North American car manufacturers supplying a global market, including Daimler AG, BMW AG, Audi AG, Chrysler Group LLC and Ford Motor Co. We also have a strong presence in soft alloys in France and Germany, with customized solutions for a diversity of end-markets. We recently successfully expanded our Constellium Automotive USA, LLC plant, located in Michigan, which is producing highly innovative crash-management systems for the automotive market. We are also operating a joint venture, Engley Automotive Structures Co., Ltd., which is currently producing aluminium crash-management systems in China.

In November 2015, we announced to build a new manufacturing facility in Bartow County, Georgia, in response to growing demand for automotive structures in North America. Construction of the plant will begin in early 2016 with start of production anticipated in 2017. We expect to create approximately 150 high-tech manufacturing jobs at this location by 2019. The planned 84,000 square foot greenfield facility may be expanded up to 220,000 square feet to adapt to customers’ supply needs in the future.

During 2015, we continued the product offering of the new aluminium high-strength (CMS) technology designed for the front and the rear of a vehicle for enhanced structural protection in the event of a collision. Our innovative technology enables the production of aluminium CMS that are 15 percent lighter or 10 percent stronger than the current aluminium CMS on the market. The new-generation CMS combine the properties of the 6xxx aluminium alloy family—formability, corrosion resistance, energy absorption, recyclability—with high-strength mechanical performance.

Fourteen of our manufacturing and engineering facilities, located in Germany, the United States, the Czech Republic, Slovakia, France, Switzerland and China, produce products sold in our Automotive Structures & Industry operating segment. We believe our local presence, downstream services and industry leading cycle times help to ensure that we respond to our customer demands in a timely and consistent fashion. Our two integrated remelt and casting centers in Switzerland and the Czech Republic both provide security of metal supply and contribute to our recycling efforts.

The following table summarizes our volume, revenues and Adjusted EBITDA for our Automotive Structures & Industry operating segment for the periods presented:

	For the year ended December 31,
(€ in millions, unless otherwise noted)	2015	2014	2013
Automotive Structures & Industry:
Segment Revenues	1,034	875	805
Segment Shipments (kt)	212	208	191
Segment Revenues (€/ton)	4,877	4,207	4,215
Segment Adjusted EBITDA(1)	80	73	58
Segment Adjusted EBITDA(€/ton)	380	351	311
Segment Adjusted EBITDA margin	8%	8%	7%

(1)	Adjusted EBITDA is not a measure defined under IFRS. Adjusted EBITDA is defined and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segment Results.”

For information on the seasonality of our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Seasonality.”

Our Industry

Aluminium Sector Value Chain

The global aluminium industry consists of (i) mining companies that produce bauxite, the ore from which aluminium is ultimately derived, (ii) primary aluminium producers that refine bauxite into alumina and smelt alumina into aluminium, (iii) aluminium semi-fabricated products manufacturers, including aluminium casters, extruders and rollers, and (iv) integrated companies that are present across multiple stages of the aluminium production chain.

The price of aluminium, quoted on the LME, is subject to global supply and demand dynamics and moves independently of the costs of many of its inputs. Producers of primary aluminium have limited ability to manage the volatility of aluminium prices and can experience a high degree of volatility in their cash flows and profitability. We do not smelt aluminium, nor do we participate in other upstream activities such as mining or refining bauxite. We recycle aluminium, both for our own use and as a service to our customers.

Rolled and extruded aluminium product prices are generally based on the price of metal plus a conversion fee (i.e., the cost incurred to convert the aluminium into its semi-finished product). The price of aluminium is not a significant driver of our financial performance, in contrast to the more direct relationship of the price of aluminium to the financial performance of primary aluminium producers. Instead, the financial performance of producers of rolled and extruded aluminium products, such as Constellium, is driven by the dynamics in the end markets that they serve, their relative positioning in those markets and the efficiency of their industrial operations.

Aluminium Rolled Products Overview

Aluminium rolled products, i.e., sheet, plate and foil, are semi-finished products that provide the raw material for the manufacture of finished goods ranging from packaging to automotive body panels. The packaging industry is a major consumer of the majority of sheet and foil for making beverage cans, foil containers and foil wrapping. Sheet is also used extensively in transport for airframes, road and rail vehicles, in marine applications, including offshore platforms, and superstructures and hulls of boats and in building for roofing and siding. Plate is used for airframes, military vehicles and bridges, ships and other large vessels and as tooling plate for the production of plastic products. Foil applications outside packaging include electrical equipment, insulation for buildings, lithographic plate and foil for heat exchangers.

Independent aluminium rolled products producers and integrated aluminium companies alike participate in this market. Our rolling process consists of passing aluminium through a hot-rolling mill and then transferring it to a cold-rolling mill, which can gradually reduce the thickness of the metal down to more than 6 mm for plates and to approximately 0.2-6 mm for sheet. We do not produce aluminium foil.

There are two main sources of input metal for aluminium rolled or extruded products:

•	Primary aluminium, which is primarily in the form of standard ingot.

•	Recycled aluminium, which comes either from scrap from fabrication processes, known as recycled process material, or from recycled end products in their end of life phase, such as beverage cans.

Whether primary or recycled, the aluminium is then cast into shapes such as:

•	Sheet ingot or rolling slab.

•	Extrusion billets.

We buy various types of metal, including primary metal from smelters in the form of ingots, rolling slabs or extrusion billets, remelted metal from external casthouses (in addition to our own casthouses) in the form of rolling slabs or extrusion billets, production scrap from our customers, and end of life scrap.

Primary aluminium and sheet ingot can generally be purchased at prices set on the LME plus a premium that varies by geographic region on delivery, alloying material, form (ingot or molten metal) and purity.

Recycled aluminium is also an important source of input material and is tied to the LME pricing (typically sold at discounts of up to 20%). Aluminium is indefinitely recyclable and recycling it requires only approximately 5% of the energy required to produce primary aluminium. As a result, in regions where aluminium is widely used, manufacturers and customers are active in setting up collection processes in which used beverage cans and other end-of-life aluminium products are collected for re-melting at purpose-built plants. Manufacturers may also enter into agreements with customers who return recycled process material and pay to have it re-melted and rolled into the same product again.

The following charts illustrate expected global demand for aluminium extruded and rolled products. The expected growth between 2015 and 2020 for the extruded products market and the flat rolled products market is 2.5% and 4.2%, respectively.

Projected Aluminium Products Demand 2015-2020 (in thousand tons)

The aluminium rolled products industry is characterized by economies of scale, as significant capital investments are required to achieve and maintain technological capabilities and demanding customer qualification standards. The service and efficiency demands of large customers have encouraged consolidation among suppliers of aluminium rolled products.

The supply of aluminium rolled products has historically been affected by production capacity, alternative technology substitution and trade flows between regions. The demand for aluminium rolled products has historically been affected by economic growth, substitution trends, down-gauging, cyclicality and seasonality.

Aluminium Extrusions Overview

Aluminium extrusion is a technique used to transform aluminium billets into objects with a defined cross-sectional profile for a wide range of uses. In the extrusion process, heated aluminium is forced through a die. Extrusions can be manufactured in many sizes and in almost any shape for which a die can be created. The extrusion process makes the most of aluminium’s unique combination of physical characteristics. Its malleability allows it to be easily machined and cast, and yet aluminium is one-third the density and stiffness of steel so the resulting products offer strength and stability, particularly when alloyed with other metals.

Extruded profiles can be produced in solid or hollow form, while additional complexities can be applied using advanced die designs. After the extrusion process, a variety of options are available to adjust the color, texture and brightness of the aluminium’s finish. This may include aluminium anodizing or painting.

Today, aluminium extrusion is used for a wide range of purposes, including components of the transportation and industrial markets. Virtually every type of vehicle contains aluminium extrusions, including cars, boats, bicycles and trains. Home appliances and tools take advantage of aluminium’s excellent strength-to-weight ratio. The increased focus on green building is also leading contractors and architects to use more extruded aluminium products, as aluminium extrusions are flexible and corrosion-resistant. These diverse applications are possible due to the advantageous attributes of aluminium, from its particular blend of strength and ductility to its conductivity, its non-magnetic properties and its ability to be recycled repeatedly without loss of integrity. All of these capabilities make aluminium extrusions a viable and adaptable solution for a growing number of manufacturing needs.

Our Key End-markets

We have a significant presence in the can sheet and packaging end-markets, which have proved to be relatively stable and recession-resilient and the aerospace end-market, which is driven by global demand trends rather than regional trends. Our automotive products are predominantly used in premium models manufactured by the German OEMs, which are not as dependent on the European economy and continue to benefit from rising demand in developing economies, particularly China. For example, CRU International Limited reports that the consumption of automotive body sheet between 2015 and 2024 will have a growth of 19% per annum in North America, 31% per annum in China and 13% per annum in Western Europe.

Rigid Packaging

Aluminium beverage cans represented approximately 17% of the total European aluminium flat rolled demand by volume in 2015 and 36% of total US and Canada aluminium flat rolled demand. Aluminium is a preferred material for beverage packaging as it allows drinks to chill faster, can be stacked for transportation and storage more densely than competing formats (such as glass bottles), is highly formable for unique or differentiated branding, and offers the environmental advantage of easy, cost- and energy-efficient recycling. As a result of these benefits, aluminium is displacing glass as the preferred packaging material in certain markets, such as beer. In Europe, aluminium is replacing steel as the standard for beverage cans. Between 2001 and 2015, we believe that aluminium’s penetration of the European can stock market versus tinplate increased from 58% to 83%. In the US, we believe aluminium’s penetration has been at 100% for many years. In addition, we are benefitting from increased consumption in Eastern Europe and Mexico and growth in high margin products such as the specialty cans used for energy drinks.

In addition to expected growth, demand for can sheet has been highly resilient across economic cycles. Between 2007 and 2009, during the economic crisis, European can body stock volumes decreased by less than 9% as compared to a 24% decline for total European flat rolled products volumes.

According to CRU, the aluminium demand for the can stock market globally is expected to grow by 3% per year between 2015 and 2020.

Aerospace

Demand for aerospace plates is primarily driven by the build rate of aircrafts, which we believe will be supported for the foreseeable future by (i) necessary replacement of aging fleets by airline operators, particularly in the United States and Western Europe, (ii) increasing global passenger air traffic (CRU estimates that the aerospace consumption for the aerospace market will grow at a compound annual growth rate (“CAGR”) of approximately 3%(1) from 2015 to 2020) and (iii) “light-weighting” (the substitution for lighter metals) to improve fuel efficiency and address increasingly rigorous environmental requirements. In 2015, Boeing and Airbus predicted respectively approximately 38,000 and 32,600 new aircraft over the next 20 years across all categories of large commercial aircraft. Boeing estimates that between 2014 and 2034, 38% of sales of new airplanes will be to Asia Pacific, 19% to Europe and 21% to North America. In early 2015, both Boeing and Airbus announced they will increase their single aisle build rates from a current 42 aircraft per month to nearly 50 to 60 monthly units by 2018.

(1)	Calculated based on North America and Western Europe aerospace markets

Automotive

We supply the automotive sector with flat rolled products out of our Packaging & Automotive Rolled Products operating segment and extrusions and automotive structures out of our Automotive Structures & Industry operating segment.

In our view, the main drivers of automotive sales are overall economic growth, credit availability, consumer prices and consumer confidence. According to I.H.S., global light vehicle production is expected to grow from 89 million units in 2015 to 108 million units in 2023.

Within the automotive sector, the demand for aluminium has been increasing faster than the underlying demand for light vehicles due to recent growth in the use of aluminium products in automotive applications. We believe a main reason for this is aluminium’s high strength-to-weight ratio in comparison to steel. This light-weighting facilitates better fuel economy and improved emissions performance. As a result, manufacturers are seeking additional applications where aluminium can be used in place of steel and an increased number of cars are being manufactured with aluminium panels and crash management systems. We believe that this trend will continue as increasingly stringent EU and U.S. regulations relating to reductions in carbon emissions, will force the automotive industry to increase its use of aluminium to “lightweight” vehicles. European Union legislation sets mandatory emission reduction targets for new cars. The EU fleet average target of 130g/km in 2015 was phased in between 2012 and 2015. From 2015 onwards, all newly registered cars must comply with the limit value curve. A shorter phase in period will apply to the target of 95g/km: 95% of each manufacturer’s new cars will have to comply with the limit value curve in 2020, increasing to 100% in 2021. We expect that EU and U.S. regulations requiring reductions in carbon emissions and fuel efficiency, as well as relatively fluctuating fuel prices, will continue to drive aluminium demand in the automotive industry. Whereas growth in aluminium use in vehicles has historically been driven by increased use of aluminium castings, we anticipate that future growth will be primarily in the kinds of extruded and rolled products that we supply to the OEMs.

We believe that Constellium is one of only a limited number of companies that is able to produce the quality and quantity required by car manufacturers for both flat rolled products and automotive structures, and that we are therefore well positioned to take advantage of these market trends.

Our R&D-focused approach led to the development of a number of innovative automotive product solutions; for example, Constellium worked with Mercedes-Benz to develop an all-aluminium crash management system that reduced the system’s weight by 50%. In 2015, Constellium provided Ford Motor Co. with aluminium structural parts for the all-new Ford F-150 pickup truck that extensively uses high-strength, military-grade, aluminium alloy as a build material. In addition, increasing demand for European luxury cars in emerging markets, particularly in China, and increasing demand of aluminium solutions for OEMs high volume series cars are expected to enhance the long-term growth prospects for our automotive products given our strong established relationships with the major car manufacturers.

According to the CRU, the aluminium consumption for the Auto Body market is expected to grow by 21% between 2015 and 2020.1

Managing Our Metal Price Exposure

Our business model is to add value by converting aluminium into semi-fabricated products. It is our policy not to speculate on metal price movements.

[1]	Calculated based on NA Auto Body and Europe Auto Body.

For all contracts, we continuously seek to minimize the impact of aluminium price fluctuations in order to protect our net income and cash flows against the LME price variations of aluminium that we buy and sell, with the following methods:

•	In cases where we are able to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we do not need to employ derivative instruments to further mitigate our exposure, regardless of whether the LME portion of the price is fixed or floating.

•	However, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to financial institutions at the time the price is set.

•	For a small portion of our volumes, the aluminium is owned by our customers and we bear no aluminium price risk.

We mark-to-market derivatives at the period end giving rise to unrealized gains or losses which are classified as “other gains/(losses)—net”. These unrealized gains/losses have no bearing on the underlying performance of the business and are removed when calculating Adjusted EBITDA.

The price of the aluminium that we buy comprises other premiums (or in some cases discounts) on top of the LME price. These premiums relate to specific features of the metal being purchased, such as its location, purity, shape, etc.

The price of these premiums has been historically relatively stable. However, between 2012 and 2014, the price of the geographical premiums (“ECDU” or “ECDP” in Europe, “Midwest” in North America) has risen by more than 100%, before collapsing to initial levels. While we have always aimed at charging these premiums to our customers, the unexpected dramatic increase in the volatility has not fully been passed-through to our customers, and in the absence of a liquid and standardized market dedicated to premiums similar to what the LME is for the “LME price”, the use of financial instruments (OTC derivatives) has been limited and could not cover the overall need created by the commercial exposure.

Where possible, we have changed sales and purchases contracts to align premium formulas and mitigate premium exposure. We seek to apply the same policy and methods to minimize the impact of geographical premiums price fluctuations as we do for the LME aluminium price variations.

Sales and Marketing

Our sales force is based in Europe (France, Germany, Czech Republic, United Kingdom, Switzerland and Italy), the United States and Asia (Tokyo, Shanghai, Seoul, and Singapore). We serve our customers either directly or through distributors.

Raw Materials and Supplies

Our primary metal supply is secured through long-term contracts with several upstream companies. In addition, approximately 75% of our slab demand is produced in our casthouses. All of our top 10 suppliers have been long-standing suppliers to our plants (in many cases for more than 10 years) and in aggregate accounted for approximately 45% of our total purchases for the year ended December 31, 2015. We typically enter into multi-year contracts with these metal suppliers pursuant to which we purchase various types of metal, including:

•	Primary metal from smelters or metal traders in the form of ingots, rolling slabs or extrusion billets.

•	Remelted metal in the form of rolling slabs or extrusion billets from external casthouses, as an addition to our own casthouses.

•	Production scrap from customers and scrap traders.

•	End-of-life scrap (e.g., used beverage cans) from customers, collectors and scrap traders.

•	Specific alloying elements and primary ingots from producers and metal traders.

Our operations use natural gas and electricity, which represent the third largest component of our cost of sales, after metal and labor costs. We purchase part of our natural gas and electricity on a spot-market basis. However, in an effort to acquire the most favorable energy costs, we have secured some of our natural gas and electricity pursuant to fixed-price commitments. To reduce the risks associated with our natural gas and electricity requirements, we use financial futures or forward contracts with our suppliers to fix the price of energy cost. Furthermore, in our longer-term sales contracts, we try to include indexation clauses on energy prices.

Our Customers

Our customer base includes some of the largest leading manufacturers in the aerospace, packaging and automotive end-markets. We have a relatively diverse customer base with our 10 largest customers representing approximately 52% of our revenues and approximately 58% of our volumes for the year ended December 31, 2015. Excluding Wise, the customer base of which has undergone a strategic shift since 2010 and now includes AB InBev and Coke, the average length of our customer relationships with our top customers averages 25 years, and in some cases goes back as far as 40 years, particularly with our packaging and aerospace customers. Generally, we have 3 to 5 year terms in contracts with our packaging customers, five-year terms in contracts with our largest aerospace customers, and 6 to 7 year terms in our “life of a car platform/car model” contracts with our automotive customers.

Most of our major packaging, aerospace and automotive customers have multi-year contracts with us (i.e., contracts with terms of three to five years). We estimate that approximately 67% of our volumes for 2015 were generated under multi-year contracts, more than 65% were governed by contracts valid until 2016 and more than 56% were governed by contracts valid until 2017 or later. In addition, more than 51%of our packaging volumes are contracted through 2018. This provides us with significant visibility into our future volumes and earnings.

We see our relationships with our customers as partnerships where we work together to find customized solutions to meet their evolving requirements. In addition, we collaborate with our customers to complete a rigorous process for qualifying our products in each of our end-markets, which requires substantial time and investment and creates high switching costs, resulting in longer-term, mutually beneficial relationships with our customers. For example, in the packaging industry, where qualification happens on a plant-by-plant basis, we are currently the exclusive qualified supplier to several facilities of our customers.

Our product portfolio is predominantly focused on high value-added products, which we believe we are particularly well-suited to developing and manufacturing for our customers. These products tend to require close collaboration with our customers to develop tailored solutions, as well as significant effort and investment to adhere to rigorous qualification procedures, which enables us to foster long-term relationships with our customers. Our products typically command higher margins than more commoditized products, and are supplied to end-markets that we believe have highly attractive characteristics and long-term growth trends.

Our Service

We believe that there are significant opportunities to improve the services and quality that we provide to our customers and to reduce our manufacturing costs by implementing Lean manufacturing initiatives. “Lean manufacturing” is a production practice that improves efficiency of operations by identifying and removing tasks and process steps that do not contribute to value creation for the end customer. We continually evaluate debottlenecking opportunities globally through modifications of and investments in existing equipment and processes. We aim to establish best-in-class operations and achieve cost reductions by standardizing manufacturing processes and the associated upstream and downstream production elements where possible, while still allowing the flexibility to respond to local market demands and volatility.

To focus our efforts, we launched a Lean manufacturing program designed to improve the flow of value to customers by eliminating waste in both processes and resources. We measure operational success of this program in six key areas: (i) safety, (ii) quality, (iii) acceleration of the flows and working capital reduction, (iv) delivery performance, (v) equipment efficiency and (vi) innovation. Our Lean manufacturing program is overseen by a dedicated team, headed by Yves Mérel. Mr. Mérel reports directly to our Chief Executive Officer, Pierre Vareille. Mr. Vareille and Mr. Mérel have long track records of successfully implementing Lean manufacturing programs at other companies they have managed together in the past.

The first phase of our Lean program aimed to establish a culture of continuous improvement to accelerate our performance, increase our capacity and build a robust company; Constellium sites achieved this by improving on various areas as standardization of visual management tools, management routines or customer satisfaction. Henceforth, to move forward, we choose to pursue with a second phase which put quality, delivery performance, safety along with employee development at the top of the agenda. Phase 2 of the program will last until the end of 2019.

Competition

The worldwide aluminium industry is highly competitive and we expect this dynamic to continue for the foreseeable future. We believe the most important competitive factors in our industry are: product quality, price, timeliness of delivery and customer service, geographic coverage and product innovation. Aluminium competes with other materials such as steel, plastic, composite materials and glass for various applications. Our key competitors in our Aerospace & Transportation operating segment are Alcoa Inc., Aleris International, Inc., Kaiser Aluminum Corp., Austria Metall AG, and Universal Alloy Corporation. Our key competitors in our Packaging & Automotive Rolled Products operating segment are Novelis Inc., Norsk Hydro ASA, Alcoa, Inc. and Tri-Arrows aluminum Inc. Our key competitors in our Automotive Structures & Industry operating segment are Sapa AB, Sankyo Tateyama, Inc., Eural Gnutti S.p.A., Otto Fuchs KG, Impol Aluminium Corp., Benteler International AG and YKK.

Research and Development

We believe that our research and development capabilities coupled with our integrated, long-standing customer relationships create a distinctive competitive advantage versus our competition. Our R&D center is based in Voreppe, France and provides services and support to all of our facilities. The R&D center focuses on product and process development, provides technical assistance to our plants and works with our customers to develop new products. In developing new products, we focus on increased performance that aims to lower the total cost of ownership for the end users of our products, for example, by developing materials that decrease maintenance costs of aircraft or increase fuel efficiency in cars. As of December 31, 2015, the research and development center employs 242 employees, including approximately 108 scientists and 104 technicians.

Within the Voreppe facility, we also focus on the development, improvement, and testing of processes used in our plants such as melting, casting, rolling, extruding, finishing and recycling. We also develop and test technologies used by our customers, such as friction stir welding and automotive hoods bumping and provide technological support to our customers.

The key contributors to our success in establishing our R&D capabilities include:

•	Close interaction with key customers, including through formal partnerships or joint development teams—examples include Strongalex®, Formalex® and Surfalex®, which were developed with automotive Auto Body Sheet customers (mainly Daimler and Audi) and the Fusion bottle, a draw wall ironed technology created in partnership with Rexam.

•	Technologically advanced equipment.

•	Long-term partnerships with European universities—for example, Swiss Technology Partners and École Polytechnique Fédérale de Lausanne in Switzerland generate significant innovation opportunities and foster new ideas.

We invested €35 million in research and development in the year ended December 31, 2015, €38 million in the year ended December 31, 2014, and €36 million in the year ended December 31, 2013.

Trademarks, Patents, Licenses and IT

In connection with the acquisition, Rio Tinto assigned or licensed to us certain patents, trademarks and other intellectual property rights. In connection with our collaborations with universities such as the École Polytechnique Fédérale de Lausanne and other third parties, we occasionally obtain royalty-bearing licenses for the use of third party technologies in the ordinary course of business.

We actively review intellectual property arising from our operations and our research and development activities and, when appropriate, apply for patents in the appropriate jurisdictions. We currently hold approximately 170 active patent families and regularly apply for new ones. While these patents and patent applications are important to the business on an aggregate basis, we do not believe any single patent family or patent application is critical to the business.

We are from time to time involved in opposition and re-examination proceedings that we consider to be part of the ordinary course of our business, in particular at the European Patent Office, the U.S. Patent and Trademark Office, and the State Intellectual Property Office of the People’s Republic of China. We believe that the outcome of existing proceedings would not have a material adverse effect on our financial position, results of operations or cash flows.

Insurance

We have implemented a corporate-wide insurance program consisting of both corporate-wide master policies with worldwide coverage and local policies where required by applicable regulations. Our insurance coverage includes: (i) property damage and business interruption; (ii) general liability including operation, professional, product and environment liability; (iii) aviation product liability; (iv) marine cargo (transport); (v) business travel and personal accident; (vi) construction all risk (EAR/CAR); (vii) automobile liability; (viii) trade credit; and (ix) other specific coverages for executive and special risk.

We believe that our insurance coverage terms and conditions are customary for a business such as Constellium and are sufficient to protect us against catastrophic losses.

We also purchase and maintain insurance on behalf of our directors and officers.

Governmental Regulations and Environmental, Health and Safety Matters

Our operations are subject to a number of federal, state and local regulations relating to the protection of the environment and to workplace health and safety. Our operations involve the use, handling, storage, transportation and disposal of hazardous substances, and accordingly we are subject to extensive federal, state and local laws and regulations governing emissions to air, discharges to water emissions, the generation, storage, transportation, treatment or disposal of hazardous materials or wastes and employee health and safety matters. In addition, prior operations at certain of our properties have resulted in contamination of soil and groundwater which we are required to investigate and remediate pursuant to applicable environmental, health and safety (“EH&S”) laws. Environmental compliance at our key facilities is overseen by the Direction Régionale de l’Environnement de l’Aménagement et du Logement in France, the Umweltbundesamt in Germany, the Service de la Protection de l’Environnement du Canton du Valais in Switzerland, the West Virginia Department of Environmental Protection, the Alabama Department of the Environmental Management and the Kentucky Department for Environmental Protection in the United States, the Regional Authority of the Usti Region in the Czech Republic, the Slovenká Inšpekcia životného prostredia in Slovakia, and the Environmental Monitoring Agency in China. Violations of EH&S laws, and remediation obligations arising under such laws, may result in restrictions being imposed on our operating activities as well as fines, penalties, damages or other costs. Accordingly, we have implemented EH&S policies and procedures to protect the environment and ensure compliance with these laws, and incorporate EH&S considerations into our planning for new projects. We perform regular risk assessments and EH&S reviews. We closely and systematically monitor and manage situations of noncompliance with EH&S laws and cooperate with authorities to redress any noncompliance issues. We believe that we have made adequate reserves with respect to our remediation obligations. Nevertheless, new regulations or other unforeseen increases in the number of our non-compliant situations may impose costs on us that may have a material adverse effect on our financial condition, results of operations or liquidity.

Our operations also result in the emission of substantial quantities of carbon dioxide, a greenhouse gas that is regulated under the EU’s Emissions Trading System (“ETS”). Although compliance with ETS to date has not resulted in material costs to our business, compliance with ETS requirements currently being developed for the 2016-2020 period, and increased energy costs due to ETS requirements imposed on our energy suppliers, could have a material adverse effect on our business, financial condition or results of operations. We may also be liable for personal injury claims or workers’ compensation claims relating to exposure to hazardous substances. In addition, we are, from time to time, subject to environmental reviews and investigations by relevant governmental authorities.

Directive 2010/75 titled Industrial Emissions regulates some of our European activities as recycling or melting/casting. With the forthcoming final revision of the Best Available Technics Reference in 2016, which will define associated emissions limits values for these activities, within the next 4 years, staying in compliance with the law, could require significant expenditures to tune our processes or implement abatement installations.

Additionally, some of the chemicals we use in our fabrication processes are subject to REACH in the EU. Under REACH, we are required to register some of our products with the European Chemicals Agency, and this process could cause significant delays or costs. We are currently compliant with REACH, and expect to stay in compliance, but if the nature of the regulation changes in the future or if substances we use currently in our process, considered as Substances of Very High Concern, fall under need of authorization for use, we may be required to make significant expenditures to reformulate the chemicals that we use in our products and materials or incur costs to register such chemicals to gain and/or regain compliance. Future noncompliance could also subject us to significant fines or other civil and criminal penalties. Obtaining regulatory approvals for chemical products used in our facilities is an important part of our operations.

We accrue for costs associated with environmental investigations and remedial efforts when it becomes probable that we are liable and the associated costs can be reasonably estimated. The aggregate close down and environmental restoration costs provisions at December 31, 2015 were €88 million. All accrued amounts have been recorded without giving effect to any possible future recoveries. With respect to ongoing environmental compliance costs, including maintenance and monitoring, we expense the costs when incurred.

We have incurred, and in the future will continue to incur, operating expenses related to environmental compliance. As part of the general capital expenditure plan, we expect to incur capital expenditures for other capital projects that may, in addition to improving operations, reduce certain environmental impacts as energy consumption, air emissions, water releases, wastes streams optimization.

Litigation and Legal Proceedings

From time to time, we are party to a variety of claims and legal proceedings that arise in the ordinary course of business. The Company is currently not involved, nor has it been involved during the twelve-month period immediately prior to the date of this offering circular, in any governmental, legal or arbitration proceedings which may have or have had a significant effect on the Company’s business, financial position or profitability, and the Company is not aware of any such proceedings which are currently pending or threatened. From time to time, asbestos-related claims are also filed against us, relating to historic asbestos exposure in our production process. Constellium has implemented internal controls to comply with applicable environmental law. We have made reserves for potential occupational disease claims for a total of €5 million as of December 31, 2015. It is not anticipated that any of our currently pending litigation and proceedings will have a material effect of on the future results of the Company.

A.	Property, Plants and Equipment

At December 31, 2015, we operated 22 production sites serving both global and local customers, including seven major facilities, and one world class R&D center. Our top seven sites (Ravenswood (West Virginia, United States), Muscle Shoals, Neuf-Brisach, Issoire, Singen, Děčín and Sierre) make up a total of approximately 1,400,000 square meters. A summary of the six major facilities and our R&D center is provided below:

•	The Ravenswood, West Virginia facility has significant assets for producing aerospace plates and is a recognized supplier to the defense industry. The facility has wide-coil capabilities and stretchers that make it the only facility in the world capable of producing plates of a size needed for the largest commercial aircraft. We spent approximately €61 million in the two-year period ended December 31, 2015 on significant equipment upgrades (including a new state-of-the-art pusher furnace), which are in the completion stages.

•	The Issoire, France facility is one of the world’s two leading aerospace plate mills based on volumes. A second AIRWARE® industrial casthouse started operations in 2015 and currently uses recycling capabilities to take back scrap along the entire fabrication chain. Issoire works as an integrated platform with Ravenswood, providing a significant competitive advantage for us as a global supplier to the aerospace industry. We invested €103 million in the facility in the two-year period ended December 31, 2015.

•

The Neuf-Brisach, France facility is an integrated aluminium rolling, finishing and recycling facility in Europe. Our recent investments in a can body stock slitter and recycling furnace has enabled us to secure long-term can stock contracts. Additionally, the facility’s automotive furnace has allowed it to become a significant supplier of aluminium Auto Body Sheet in the automotive market. We invested €145 million in the facility in the two-year period ended December 31, 2015.

•	The Muscle Shoals, Alabama facility operates one of the largest and most efficient can reclamation facilities in the world. In addition, the facility utilizes multi-station electromagnetic casting, houses the widest hot line in North America and has the fastest can end stock coating line in the world. Production capabilities include body stock, tab stock, and end stock. After the acquisition in early 2015, we have invested approximately €71 million in the facility in the one-year period ended December 31, 2015.

•	The Děčín, Czech Republic facility is a large extrusion facility, mainly focusing on hard alloy extrusions for industrial applications, with significant recycling capabilities. It is located near the German border, strategically positioning it to supply the German OEMs. Its integrated casthouse allows it to offer high value-add customized hard alloys to our customers. We invested €14 million in the facility in the two-year period ended December 31, 2015. The investment includes a new small lot size casthouse complemented with a recycling facility and extrusion line that is expected to increase production of hard alloys tubes and bars by almost 10,000 tons per year expanding our capabilities to serve the automotive market.

•	The Singen, Germany facility has one of the largest extrusion presses in the world as well as advanced and highly productive integrated bumper manufacturing lines. The automotive press lines are fully dedicated to produce semis for crash management applications; a dedicated unit allows the production of finished side-impact beams ready for the OEMs assembly lines. We invested €38 million in the facility in the two-year period ended December 31, 2015. The rolling part has industry leading cycle times and high-grade cold mills with special surfaces capabilities.

•	The Sierre, Switzerland facility is dedicated to precision plates for general engineering, aero plates and slabs and is a leading supplier of extruded products for high-speed train railway manufacturers and a wide range of applications. The Sierre facility includes the Steg casthouse that produces automotive, general engineering and aero slabs and the Chippis casthouse that has the capacity to produce non-standard billets and a wide range of extrusions. Its recent qualification as an aerospace plate and slabs plant increases our aerospace production and will help us to support the increased build rates of commercial aircraft OEMs. We invested €12 million in the facility in the two-year period ended December 31, 2015.

Our production facilities are listed below by operating segment:

Operating Segment	Location	Country	Owned/Leased
Aerospace & Transportation	Ravenswood, WV	United States	Owned
Aerospace & Transportation	Carquefou	France	Owned(1)
Aerospace & Transportation	Issoire	France	Owned
Aerospace & Transportation	Montreuil-Juigné	France	Owned
Aerospace & Transportation	Ussel	France	Owned
Aerospace & Transportation	Steg	Switzerland	Owned
Aerospace & Transportation	Sierre	Switzerland	Owned
Packaging & Automotive Rolled Products	Biesheim, Neuf-Brisach	France	Owned
Packaging & Automotive Rolled Products	Singen	Germany	Owned/Leased(2)
Packaging & Automotive Rolled Products	Muscle Shoals, AL	United States	Owned
Automotive Structures & Industry	Novi, MI	United States	Leased(3)
Automotive Structures & Industry	Van Buren, MI	United States	Leased
Automotive Structures & Industry	Changchun, Jilin Province (JV)	China	Leased
Automotive Structures & Industry	Děčín	Czech Republic	Owned
Automotive Structures & Industry	Nuits-Saint-Georges	France	Owned
Automotive Structures & Industry	Burg	Germany	Owned
Automotive Structures & Industry	Crailsheim	Germany	Owned
Automotive Structures & Industry	Neckarsulm	Germany	Owned
Automotive Structures & Industry	Gottmadingen	Germany	Owned
Automotive Structures & Industry	Landau/Pfalz	Germany	Owned
Automotive Structures & Industry	Singen	Germany	Owned
Automotive Structures & Industry	Levice	Slovakia	Owned
Automotive Structures & Industry	Chippis	Switzerland	Owned
Automotive Structures & Industry	Sierre	Switzerland	Owned

(1)	Divested on February 1, 2016.
(2)	While a majority of the land is owned by us, certain plots of land are subject to a lease agreement.
(3)	Leased / in the process of being fully transferred back to the owner by March 31, 2016.

The production capacity and utilization rate for our main plants are listed below as of December 31, 2015:

Plant	Capacity	Utilization Rate
Neuf-Brisach	450kt	90-95%
Singen	290-310kt	70-75%
Muscle Shoals	500-550kt	75%
Issoire	100kt	90-95%
Ravenswood	135-145kt	90-95%
Sierre	70-75kt	64-69%
Děčín	75kt	80%

*	Estimates assume currently operating equipment, current staffing configuration and current product mix.

MANAGEMENT

The following table provides information regarding our executive officers and the members of our board of directors as of the date of this offering circular (ages are given as of March 15, 2016). The business address of each of our executive officers and directors listed below is c/o Constellium, Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, the Netherlands.

Name	Age	Position	Date of Appointment
Richard Evans	68	Chairman	January 5, 2011
Pierre Vareille	58	Director	March 1, 2012
Guy Maugis	62	Director	January 5, 2011
Philippe Guillemot	56	Director	May 21, 2013
Werner Paschke	65	Director	May 21, 2013
Michiel Brandjes	61	Director	June 11, 2014
Peter Hartman	66	Director	June 11, 2014
John Ormerod	67	Director	June 11, 2014
Lori Walker	58	Director	June 11, 2014

Pursuant to a shareholders agreement between the Company and Bpifrance, Mr. Maugis was selected to serve as a director by Bpifrance.

Richard B. Evans.    Mr. Evans has served as our Chairman since December 2012. Mr. Evans is currently an independent director of Noranda Aluminum Holding Corporation and an independent director of CGI, an IT consulting and outsourcing company. Mr. Evans retired in May 2013 as Non-Executive Chairman of Resolute Forest Products, a Forest Products company based in Montreal. He retired in April 2009 as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd., and as Chief Executive Officer of Rio Tinto Alcan Inc., a wholly owned subsidiary of Rio Tinto. Previously, Mr. Evans was President and Chief Executive Officer of Montreal based Alcan Inc. from March 2006 to October 2007, and led the negotiation of the acquisition of Alcan by Rio Tinto in October 2007. He was Alcan’s Executive Vice President and Chief Operating Officer from September 2005 to March 2006. Prior to joining Alcan in 1997, he held various senior management positions with the Kaiser Aluminum and Chemical Company during his 27 years with that company. He is a past Chairman of the International Aluminum Institute (IAI) and is a past Chairman of the Washington, DC-based U.S. Aluminum Association. He previously served as Co-Chairman of the Environmental and Climate Change Committee of the Canadian Council of Chief Executives and as a member of the Board of USCAP, a Washington, DC-based coalition concerned with climate change.

Pierre Vareille.    Mr. Vareille has been the Chief Executive Officer of Constellium since March 2012. Prior to joining Constellium, Mr. Vareille was Chairman and Chief Executive Officer of FCI, a world-leading manufacturer of connectors. Mr. Vareille is a graduate of the French engineering school Ecole Centrale de Paris and the Sorbonne University (economics and finance). He started his career in 1982 with Vallourec, holding various positions in manufacturing, controlling, sales and strategy before being appointed Chief Executive Officer of several subsidiaries. From 1995 to 2000 Mr. Vareille was Chairman and Chief Executive Officer of GFI Aerospace (now LISI Aerospace), after which he joined Faurecia as a member of the executive committee and Chief Executive Officer of the Exhaust Systems business. In 2002, he moved to Pechiney as a member of the executive committee in charge of the aluminium conversion sector and as Chairman and Chief Executive Officer of Rhenalu. He was then named in 2004 as Group Chief Executive of Wagon Automotive, a company listed on the London Stock Exchange, where he served until 2008. Mr. Vareille has been a member of the Societe Bic board of directors since 2009. Mr. Vareille has been a director of Verallia since 2015.

Guy Maugis.    Mr. Maugis has been the President of Robert Bosch France SAS since January 2004. The French subsidiary covers all the activities of the Bosch Group, a leader in the domains of the Automotive Equipments, Industrial Techniques and Consumer Goods and Building Techniques. Mr. Maugis is a former graduate of Ecole Polytechnique, Engineer of “Corps des Ponts et Chaussées” and worked for several years at the Equipment Ministry. At Pechiney, he managed the flat rolled products factory of Rhenalu Neuf-Brisach. At PPG Industries, he became President of the European Flat Glass activities. With the purchase of PPG Glass Europe by ASAHI Glass, Mr. Maugis assumed the function of Vice-President in charge of the business development and European activities of the automotive branch of the Japanese group.

Philippe Guillemot.    Mr. Guillemot is Chief Operating Officer of Alcatel-Lucent. He has nearly thirty years of experience in quality control and management, particularly with automotive components manufacturers and power distribution product manufacturers. From April 2010 to February 2012, he served as Chief Executive Officer of Europcar Group, the leading provider of car rental services in Europe with a presence in 150 countries. From 2010 to 2012, Mr. Guillemot served as a board director and audit committee member of Visteon Corp. Mr. Guillemot served as Chairman and CEO of Areva T&D from 2004 to 2010, and previously served in management positions at Valeo and Faurecia. Mr. Guillemot began his career at Michelin, where he was initially responsible for production quality and plant quality at sites in Canada, France and Italy. He was a member of Booz Allen Hamilton’s Automotive Practice from 1991 to 1993 before returning to Michelin to serve as an operations manager, director of Michelin Group’s restructuring in 1995-1996, Group Quality Executive Vice-President, and Chief Information Officer. Mr. Guillemot received his undergraduate degree in 1982 from Ecole des Mines in Nancy and received his MBA from Harvard University in Cambridge, MA in 1991.

Werner P. Paschke.    Mr. Paschke is an independent Director of several companies, currently at Braas Monier Building Group SA, where he chairs the Audit Committee, and at Schustermann & Borenstein GmbH. In previous years he served on the Supervisory Boards of Conergy Aktiengesellschaft and Coperion GmbH. Between 2003 and 2006, Mr. Paschke served as Managing Director and Chief Financial Officer of Demag Holding in Luxemburg, where he was responsible for actively enhancing the value of seven former Siemens and Mannesmann units. From 1992 to 2003 he worked for Continental AG, since 1994 as ‘Generalbevollmächtigter’ for corporate controlling, plus later accounting. From 1989 to 1992 he served as Chief Financial Officer for General Tire Inc., in Akron, Ohio, USA. From 1973 to 1987 he held different positions at Continental AG in finance, distribution, marketing and controlling. Mr. Paschke studied economics at Universities Hannover, Hamburg and Munster/Westphalia and is a 1993 graduate of the International Senior Management Program at Harvard University.

Michiel Brandjes.    Mr. Brandjes has served as director since June 2014. Mr. Brandjes serves as Company Secretary and General Counsel Corporate of Royal Dutch Shell plc since 2005. Mr. Brandjes formerly served as Company Secretary and General Counsel Corporate of Royal Dutch Petroleum Company. He served for 25 years on numerous legal and non-legal jobs in the Shell Group within the Netherlands and abroad, including as head of the legal department in Singapore and as head of the legal department for North East Asia based in Beijing and Hong Kong. Before he joined Shell, Mr. Brandjes worked at a law firm in Chicago after graduating from law school at the University of Rotterdam and at Berkeley, California. He has published a number of articles on legal and business topics, is a regular speaker on corporate legal and governance topics and serves in a number of advisory and non-executive director positions not related to Shell.

Peter F. Hartman.    Mr. Hartman has served as a director since June 2014. Mr. Hartman serves as Vice Chairman of Air France KLM since July 2013. He also serves as member of the supervisory boards of Fokker Technologies Group B.V since 2013, Royal Ten Cate N.V. since 2013, Air France

KLM S.A. since 2010 and Texel Airport N.V. since mid-2013. Mr. Hartman is also Chairman of ACARE (Advisory Council for Aviation Research and Innovation in Europe) and Chairman of Connekt. Mr. Hartman served as President and CEO of KLM Royal Dutch Airlines from 2007 to 2013, and as member of the supervisory boards of Kenya Airways from 2004 to 2013, Stork B.V. from 2008 to 2013, CAI Compagnia Aerea Italiana s.p.A. from 2009 to January 2014 and Delta Lloyd Group N.V. from 2010 to May 2014. Mr. Hartman received a Bachelor’s degree in Mechanical Engineering from HTS Amsterdam, Amsterdam and a Master’s degree in Business Economics from Erasmus University, Rotterdam.

John Ormerod.    Mr. Ormerod is a chartered accountant and has worked for over 30 years in public accounting firms. He served for 32 years at Arthur Andersen, serving in various client service and management positions, with last positions held from 2001 to 2002 serving as Regional Managing Partner UK and Ireland, and Managing Partner (UK). From 2002 to 2004, he was Practice Senior Partner for London at Deloitte (UK) and was member of the UK executives and Board. Mr. Ormerod is a graduate of Oxford University. Mr. Ormerod currently serves in the following director positions: since 2006, as Non-executive director and Chairman of the Audit Committee of Gemalto N.V., and as member of the compensation committee; from 2005 to 2015, as a director and audit committee chairman of Misys plc and since 2004 as a senior independent director; and since 2008, as Non-executive director ITV plc, as member of the remuneration and nominations committees, and was appointed Chairman of the Audit Committee in 2010. Until December 31, 2015, Mr. Ormerod served as Non-executive director of Tribal Group plc., and as a member of the audit, remuneration and nominations committees, and as Chairman of the board. Mr. Ormerod also served as Non-executive director and Chairman of the Audit Committee of Computacenter plc., and as member of the remuneration and nominations committees until April 1, 2015.

Lori A. Walker.    Ms. Walker has served as a director since June 2014. Ms. Walker currently serves as the Audit Committee Chair of Southwire since 2014, and as a member of the audit and compensation committees of Compass Minerals since 2015. Ms. Walker previously served as Chief Financial Officer and Senior Vice President of The Valspar Corporation from 2008 to 2013, where she led the Finance, IT and Communications teams. Prior to that position, Ms. Walker served as Valspar’s Vice President, Controller and Treasurer from 2004 to 2008, and as Vice President and Controller from 2001 to 2004. Prior to joining Valspar, Ms. Walker held a number of roles with progressively increasing responsibility at Honeywell Inc. during a 20-year tenure, with her last position there serving as Director of Global Financial Risk Management. Ms. Walker holds a Bachelor of Science of Finance from Arizona State University and attended the Executive Institute Program and the Director’s College at Stanford University.

Martha Brooks has been appointed as a Special Advisor to the Board of Directors. The Board expects to put forward the nomination of Ms. Brooks as a Non-Executive Director at the Company’s Annual General meeting to be held in June 2016. Ms. Brooks was until her retirement in May 2009, President and Chief Operating Officer of Novelis, Inc, where she held senior positions from 2005. From 2002 to 2005, she served as Corporate Senior Vice President and President and Chief Executive Officer of Alcan Rolled Products, Americas and Asia. She is currently a member of the Boards of Directors of Bombardier Inc. and Jabil Circuit Inc. and has previously served as a director of Harley Davidson and International Paper.

The following persons are our officers as of the date of this offering circular (ages are given as of March 15, 2016):

Name	Age	Title
Pierre Vareille	58	Chief Executive Officer
Didier Fontaine	55	Chief Financial Officer
Paul Warton	55	President, Automotive Structures and Industry business unit
Marc Boone	54	Vice President, Human Resources
Jeremy Leach	54	Vice President and Group General Counsel
Nicolas Brun	49	Vice President, Communications
Yves Merel	49	Vice President, EHS & Lean Transformation
Simon Laddychuk	49	Vice President & Chief Technical Officer
Ingrid Joerg	46	President Aerospace and Transportation business unit
Arnaud Jouron	47	President, Packaging and Automotive Rolled Products business unit
Peter Basten	40	Vice President, Strategy and Business Development

The following paragraphs set forth biographical information regarding our officers:

Didier Fontaine.    Mr. Fontaine has been the Chief Financial Officer of Constellium since September 2012. Prior to joining Constellium, Mr. Fontaine was from March 2009 Executive Vice President and Chief Financial Officer and Information Technology Director of the Plastic Omnium, a world-leading automotive supplier present in 27 countries with over 20,000 employees, which is listed on Euronext Paris and is part of the CAC Mid 60. Mr. Fontaine was also a member of the executive committee during his time at Plastic Omnium and was instrumental in orchestrating the company’s post-2008 recovery by generating a strong cash position and operating margin. In 2010, Plastic Omnium was recognized as the company with the highest share price improvement on Euronext Paris. Mr. Fontaine started his career in 1987 with Credit Lyonnais, holding various positions in Canada, France and Brazil in corporate and structured finance. From 1995 to 2001, he worked for the Schlumberger Group where he held various positions in the Treasury and Controller departments. In 2001, he joined Faurecia Exhaust System as Vice President of Finance and IT and managed the South American and South African operations up to 2004. In 2005, Mr. Fontaine joined Inergy Automotive System, a fuel tank business and a joint venture between Solvay Group and Plastic Omnium as the Chief Financial Officer and IT director (and was also a member of the company’s executive committee). Mr. Fontaine is a graduate of L’Institut d’Etudes Politiques of Paris “Sciences Po” (with a major in finance and tax) and has a master’s degree in econometrics from Lyon University.

Paul Warton.    Mr. Warton has served as our President, Automotive Structures & Industry since January 2011, and previously held the same role at Alcan Engineered Products since November 2009. Mr. Warton joined Alcan Engineered Aluminum Products in November 2009 following manufacturing, sales and general management positions in the automotive and construction industries. He has spent 22 years managing aluminium extrusion companies across Europe, North America and China. He has held Managing Director positions in Alcoa Europe followed by the positions of President Sapa Building Systems and President Sapa North Europe Extrusions during the integration process with Alcoa soft alloy extrusions. Mr. Warton served on the Building Board of the European Aluminum Association (EAA) and is now Chairman of the Extruders Division of European Aluminium (EA). He holds a First Class Honours degree in Production Engineering and an MBA from London Business School.

Marc Boone.    Mr. Boone joined Constellium in June 2011 as Vice-President, Human Resources. From 2003 through 2010, Mr. Boone served as the Human Resources Director at Uniq plc, and prior to 2003 held human resources and change management positions in industrial and service companies such as Alcatel Mietec, Johnson Controls, MasterCard, General Electric and KPMG.

Jeremy Leach.    Mr. Leach joined Constellium as Vice President and Group General Counsel and Secretary to the Board of Constellium in January 2011 and previously was Vice President and General Counsel at Alcan Engineered Products. Mr. Leach joined Pechiney in 1991 from the international law firm Richards Butler (now Reed Smith). Prior to becoming General Counsel at Alcan Engineered Products, he was the General Counsel of Alcan Packaging and has held various senior legal positions in Rio Tinto, Alcan and Pechiney. He has been admitted in a number of jurisdictions, holds a law degree from Oxford University (MA Jurisprudence) and an MBA from the London Business School.

Nicolas Brun.    Mr. Brun has served as our Vice President, Communications since January 2011, and previously held the same role at Alcan Engineered Products since June 2008. From 2005 through June 2008, Mr. Brun served in the roles of Vice President, Communications for Thales Alenia Space and also as Head of Communications for Thales’ Space division. Prior to 2005, Mr. Brun held senior global communications positions as Vice President External Communications with Alcatel, Vice President Communications Framatome ANP/AREVA, and with the Carlson Wagonlit Travel Group. Mr. Brun is President of Constellium Neuf—Brisach since January 1, 2015. Mr. Brun attended University of Paris-La Sorbonne and received a degree in economics and also has a master’s degree in corporate communications from Ecole Française des Attachés de Presse and also a certificate in marketing management for distribution networks from the Ecole Supérieure de Commerce in Paris.

Yves Mérel.    Mr. Merel has served as our Vice President, EHS and Lean Transformation, since August 2012. Prior to that, Mr. Merel led several Lean Transformation programs with impressive improvement track records in the automotive and electronic industries. Mr. Merel discovered the Lean principles during his 10 years at Valeo, mostly as Plant Manager and has since implemented Lean within more than 21 countries and cultures. From May 2008 until he joined Constellium he served as Group Lean Director and then as Vice President Industrial Development at FCI. He also extends his Lean expertise to functions out of the usual EHS, Quality, Supply Chain and Production areas, such as to Engineering, Purchasing, Human Resource, Finance and Sales. Mr. Merel holds an Engineering degree from Compiegne University of Technology and a degree from Harvard Business School’s General Management Program.

Simon Laddychuk.    A practiced leader with over 20 years of years’ experience gained in the metals industry, Simon Laddychuk is the Vice President and Chief Technical Officer for Constellium. In this role he oversees the Research and Development, Technology and group Engineering activities. Prior to his current role he was the Vice President of Manufacturing for the Aerospace and Transportation Business Unit a global leader serving key aerospace customers with advanced aluminium solutions for current and future aircraft and other value-added market applications. Born in South Wales, United Kingdom, Simon graduated in the UK. He holds a number of Engineering qualifications, a Bachelor of Science Degree in Materials Science and an MBA. He is a member of the Institute of Materials. He joined Constellium (ex Alcan Engineered Products) in 1991, where he has held operational and corporate management positions in different sectors in packaging and aluminium conversion in Europe and North America. Throughout his career at Constellium, Simon has always shown his active personal involvement in health, safety and the environment, sustainability and climate issues between 2003 – 2007 personally leading the development and implementation of Alcan’s strategy for Sustainability and EHS.

Ingrid Joerg.    Ingrid Joerg has been President of Constellium’s Aerospace and Transportation business unit since June 2015. Previously, Ms. Joerg served as Chief Executive Officer of Aleris Rolled Products Europe. Prior to joining Aleris, Ingrid Joerg held leadership positions with Alcoa where she was President of its European and Latin American Mill Products business unit, and commercial positions with Amag Austria. Ingrid Joerg received a Master’s Degree in Business Administration from the University of Linz, Austria.

Arnaud Jouron.    Arnaud Jouron has been President of Constellium’s Packaging and Automotive Rolled Products business unit since December 2015. Before joining Constellium, he worked for ten years at ArcelorMittal serving as CEO of the Tubular Products Division and as CFO of Long Carbon Europe, and Stainless segments. Prior to ArcelorMittal, Mr. Jouron worked 12 years in various consulting firms, including McKinsey, Arthur D. Little and Bossard. Mr. Jouron is a graduate of France’s Ecole Polytechnique and Ecole Nationale des Ponts et Chaussées.

Peter Basten.    Mr. Basten has been Vice President Strategy and Business Planning since July 2015. He was previously the Managing Director of Soft Alloys Europe at Constellium’s Automotive Structures and Industry Business Unit. Prior to this position he was Constellium’s Vice President Strategic Planning & Business Development. Mr. Basten joined Alcan in 2005 as the Director of Strategy and Business Planning at Alcan Specialty Sheet, and became Director of Sales and Marketing in 2008, responsible for the aluminium packaging applications markets. Prior to joining Alcan, Peter worked as a consultant at Monitor Group, a strategy consulting firm. His responsibilities ranged from developing marketing, corporate, pricing and competitive strategy to M&A and optimizing manufacturing operations. Mr. Basten holds degrees in Applied Physics (Delft University of Technology, Netherlands) and Economics & Corporate Management (ENSPM, France).

There are no family relationships between the executive officers and the members of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management KG is a vehicle which has allowed current and former directors, officers and employees of Constellium who invested in the MEP (either directly or indirectly through one or more investment vehicles) (the “MEP Participants”) to hold a limited partnership interest in Management KG that corresponded to a portion of the shares in Constellium held by Management KG. Certain of our executive officers, including our Chief Executive Officer, Mr. Vareille, and our Chief Financial Officer, Mr. Fontaine, each participated in the MEP. In connection with our IPO, the MEP was frozen and no other employees, officers or directors of Constellium were invited to become MEP Participants. Any future equity incentive awards were to be granted under the Constellium 2013 Equity Plan.

Following the advisory board resolution of GP GmbH dated November 6, 2015, it was resolved to wind-up the MEP, which is expected to be finalized in the course of 2016. In connection with the wind-up of the MEP, the respective shares held through the MEP were distributed to former MEP Participants in the amount of their corresponding investments and awards under the program. The shares distributed in connection with the previous investment of Mr. Vareille represented 972,080 Class A ordinary shares; and the shares distributed in connection with the previous MEP investment of Mr. Fontaine represented 131,985 Class A ordinary shares. In connection with the wind-up of the MEP and with effect as of November 10, 2015, 2,410,357 Class A ordinary shares were transferred to the 34 MEP Participants in accordance with their respective share allocations under the MEP.

Management KG no longer holds any shares in Constellium and the limited partnership interests no longer represent an indirect economical interest in Constellium; it is therefore intended to terminate the Management KG (the “Termination”). Pursuant to an advisory board resolution of GP GmbH dated November 6, 2015, the Termination involves the following main steps: (a) the transfer by each of the remaining registered limited partners of their respective limited partnership interests to Stichting Management Omega and thereafter (b) the entry into a withdrawal agreement between GP GmbH and Stichting Management Omega, whereby GP GmbH shall withdraw from, and thus cease to be a partner in, Management KG, leaving Stichting Management Omega to assume all of Management KG’s residual assets and liabilities by way of universal succession (Gesamtrechtsnachfolge) without liquidation by way of accretion (Anwachsung). Following the Termination, the processes for liquidating GP GmbH and Stichting Management Omega will be implemented.

DESCRIPTION OF OTHER INDEBTEDNESS

The following summary of the material terms of certain financing arrangements to which Constellium and certain of its subsidiaries are expected to be party following the consummation of this Notes offering and the use of proceeds thereof, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the underlying documents. For further information regarding our existing indebtedness, see “Use of Proceeds,” “Capitalization” and “Constellium: Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

May 2014 Notes

On May 7, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 5.750% Senior Notes due 2024 (the “2024 U.S. Dollar Notes”) and €300 million in aggregate principal amount of 4.625% Senior Notes due 2021 (the “2021 Euro Notes”, and together with the 2024 U.S. Dollar Notes, the “May 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the May 2014 Notes were used to repay amounts outstanding under our senior secured term loan B facility, including related transaction fees, expenses, and prepayment premium thereon. We used the remaining net proceeds for general corporate purposes, including to put additional cash on our balance sheet.

Interest on the 2024 U.S. Dollar Notes and 2021 Euro Notes accrues at rates of 5.750% and 4.625% per annum, respectively, and is payable semi-annually beginning November 15, 2014. The 2024 U.S. Dollar Notes mature on May 15, 2024, and the 2021 Euro Notes mature on May 15, 2021.

Prior to May 15, 2019, we may redeem some or all of the 2024 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2024 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2019, we may redeem the 2024 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.875% during the twelve-month period commencing on May 15, 2019, 101.917% during the twelve-month period commencing on May 15, 2020, 100.958% during the twelve-month period commencing on May 15, 2021, and par on or after May 15, 2022, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to May 15, 2017, we may redeem some or all of the 2021 Euro Notes at a price equal to 100% of the principal amount of the 2021 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after May 15, 2017, we may redeem the 2021 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 102.313% during the twelve-month period commencing on May 15, 2017, 101.156% during the twelve-month period commencing on May 15, 2018, and par on or after May 15, 2019, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to May 15, 2017, we may, within 90 days of a qualified equity offering, redeem May 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the May 2014 Notes of the applicable series (after giving effect to any issuance of additional May 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 5.750% for the 2024 U.S. Dollar Notes and 4.625% for the 2021 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of May 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding May 2014 Notes at a price in cash equal to 101% of the principal amount of the May 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The May 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Notes offered hereby. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the May 2014 Notes must also guarantee the May 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the May 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the May 2014 Notes to the extent required by the indentures governing the May 2014 Notes.

The indentures governing the May 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the May 2014 Notes also contain customary events of default.

December 2014 Notes

On December 19, 2014, the Company completed a private offering of $400 million in aggregate principal amount of 8.00% Senior Notes due 2023 (the “2023 U.S. Dollar Notes”) and €240 million in aggregate principal amount of 7.00% Senior Notes due 2023 (the “2023 Euro Notes”, and together with the 2023 U.S. Dollar Notes, the “December 2014 Notes”) pursuant to indentures among the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee. A portion of the net proceeds of the December 2014 Notes were used to finance the Wise Acquisition, including related transaction fees and expenses. We used the remaining net proceeds for general corporate purposes.

Interest on the 2023 U.S. Dollar Notes and 2023 Euro Notes accrues at rates of 8.00% and 7.00% per annum, respectively, and is payable semi-annually beginning July 15, 2015. The 2023 U.S. Dollar Notes and 2023 Euro Notes mature on January 15, 2023.

Prior to January 15, 2018, we may redeem some or all of the 2023 U.S. Dollar Notes at a price equal to 100% of the principal amount of the 2023 U.S. Dollar Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 U.S. Dollar Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 106.000% during the twelve-month period commencing on January 15, 2018, 104.000% during the twelve-month period commencing on January 15, 2019, 102.000% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

Prior to January 15, 2018, we may redeem some or all of the 2023 Euro Notes at a price equal to 100% of the principal amount of the 2023 Euro Notes redeemed plus accrued and unpaid interest, if any, to the redemption date plus a “make-whole” premium. On or after January 15, 2018, we may redeem the 2023 Euro Notes at redemption prices (expressed as a percentage of the principal amount thereof) equal to 105.250% during the twelve-month period commencing on January 15, 2018, 103.500% during the twelve-month period commencing on January 15, 2019, 101.750% during the twelve-month period commencing on January 15, 2020, and par on or after January 15, 2021, in each case plus accrued and unpaid interest, if any, to the redemption date.

In addition, at any time or from time to time prior to January 15, 2018, we may, within 90 days of a qualified equity offering, redeem December 2014 Notes of either series in an aggregate amount equal to up to 35% of the original aggregate principal amount of the December 2014 Notes of the applicable series (after giving effect to any issuance of additional December 2014 Notes of such series) at a redemption price equal to 100% of the principal amount thereof plus a premium (expressed as a percentage of the principal amount thereof) equal to 8.00% for the 2023 U.S. Dollar Notes and 7.00% for the 2023 Euro Notes, plus accrued and unpaid interest thereon (if any) to the redemption date, with the net cash proceeds of such qualified equity offering, provided that at least 50% of the original aggregate principal amount of December 2014 Notes of the series being redeemed would remain outstanding immediately after giving effect to such redemption.

Within 30 days of the occurrence of specific kinds of changes of control, the Company is required to make an offer to purchase all outstanding December 2014 Notes at a price in cash equal to 101% of the principal amount of the December 2014 Notes, plus accrued and unpaid interest, if any, to the purchase date.

The December 2014 Notes are senior unsecured obligations of Constellium and are guaranteed on a senior unsecured basis by each of its restricted subsidiaries that guarantees the Notes offered hereby. Each of Constellium’s existing or future restricted subsidiaries (other than receivables subsidiaries) that guarantees certain indebtedness of Constellium or certain indebtedness of any of the guarantors of the December 2014 Notes must also guarantee the December 2014 Notes. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the December 2014 Notes, and none will to the extent that such action would violate the restrictive covenants in the agreements governing their existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the December 2014 Notes to the extent required by the indentures governing the December 2014 Notes. If Wise Intermediate Holdings LLC or any of its direct or indirect subsidiaries guarantees certain indebtedness of Constellium N.V. or any of the guarantors of the December 2014 Notes in an amount exceeding €50 million in the aggregate, then Wise Intermediate Holdings LLC and/or any such direct or indirect subsidiary will guarantee the December 2014 Notes.

The indentures governing the December 2014 Notes contain customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The indentures governing the December 2014 Notes also contain customary events of default.

Unsecured Revolving Credit Facility

On May 7, 2014, the Company entered into a new senior unsecured revolving credit facility (the “Unsecured Revolving Credit Facility”) pursuant to a credit agreement among the Company, as borrower, the lenders from time to time party thereto and Deutsche Bank AG New York Branch, as administrative agent. The Company amended the Unsecured Revolving Credit Facility on December 5, 2014, February 5, 2015, September 30, 2015, and December 10, 2015 to, among other things, increase the total commitments and extend the maturity date thereunder, permit the consummation of the Wise Acquisition without Wise guaranteeing the obligations thereunder, permit the Wise ABL Facility to remain outstanding in an amount of up to $450 million following the consummation of the Wise Acquisition, and amend certain financial covenants thereunder. As amended, the Unsecured Revolving Credit Facility provides for total commitments of up to €145 million, with a maturity date of January 5, 2018. The proceeds of the Unsecured Revolving Credit Facility will be used for working capital and general corporate purposes of the Company and its subsidiaries. In addition, we may increase commitments under our Unsecured Revolving Credit Facility in an aggregate amount of up to €5 million, with such additional commitments having terms identical to those of the existing commitments under the Unsecured Revolving Credit Facility.

Interest under the Unsecured Revolving Credit Facility is calculated based on the adjusted eurocurrency rate plus 2.50% per annum.

In addition to paying interest on outstanding loans under the Unsecured Revolving Credit Facility, we are required to pay (a) commitment fees equal to 1.00% per annum times the undrawn portion of the commitments under the facility and (b) utilization fees equal to (i) if the daily average drawn portion of the commitments under the facility (the “Drawn Amount”) is less than 50.0% of the aggregate commitments, 0.25% per annum times the Drawn Amount or (ii) if the Drawn Amount is greater than or equal to 50.0% of the aggregate commitments, 0.50% per annum times the Drawn Amount.

Subject to customary “breakage” costs, borrowings under the Unsecured Revolving Credit Facility may be repaid from time to time without premium or penalty.

Our obligations under the Unsecured Revolving Credit Facility are guaranteed by Constellium Holdco II B.V., Constellium France Holdco S.A.S., Constellium France S.A.S., Constellium Neuf Brisach S.A.S., Constellium Finance S.A.S., Constellium Neuf Brisach S.A.S., Constellium Germany Holdco GmbH & Co. KG, Constellium Deutschland GmbH, Constellium Singen GmbH, Constellium Switzerland AG, Constellium US Holdings I, LLC, and Constellium Rolled Products Ravenswood, LLC. None of Wise or its direct or indirect subsidiaries currently guarantees our obligations under the Unsecured Revolving Credit Facility, and none will to the extent that such action would violate the restrictive covenants in the agreements governing Wise’s existing indebtedness. If such covenant restrictions cease to apply, or if the provision of a guarantee would otherwise no longer violate such restrictive covenants, then Wise and its direct and indirect subsidiaries will provide a guarantee of the Unsecured Revolving Credit Facility to the extent required by the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility contains customary terms and conditions, including, among other things, negative covenants limiting our and our restricted subsidiaries’ ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

In addition, at any time that loans are (a) borrowed, to the extent that immediately after giving effect to such borrowing, loans in excess of 30% of the total commitments under the Unsecured Revolving Credit Facility would be outstanding, or (b) outstanding on the last day of our fiscal quarter, the Unsecured Revolving Credit Facility requires us to (x) maintain a consolidated total net leverage ratio of no more than (1) in the case of each of the first four fiscal quarters ending after October 1, 2015, 5.00 to 1.00, and (2) in the case of each other fiscal quarter, 4.50 to 1.00, (y) maintain a minimum fixed charge coverage ratio of not less than (1) in the case of each of the first four fiscal quarters ending after October 1, 2015, 2.00 to 1.00, and (2) in the case of each other fiscal quarter, 2.20 to 1.00, and (z) ensure that, taken together, the Company and the guarantors of the Unsecured Revolving Credit Facility have (i) assets representing not less than 60% of the consolidated total assets of the Company and its subsidiaries and (ii) EBITDA representing not less than 75% of the consolidated EBITDA of the Company and its subsidiaries (the requirement in the foregoing clause (z), the “Guarantor Coverage Test”). Wise and its subsidiaries are excluded from the calculation of the Guarantor Coverage Test while the Wise Notes or the Wise ABL Facility prohibit Wise or such subsidiary from guaranteeing the obligations under the Unsecured Revolving Credit Facility.

The Unsecured Revolving Credit Facility also contains customary events of default.

Concurrently with the issuance of the Notes offered hereby, the Unsecured Revolving Credit Facility will be terminated.

Ravenswood ABL Facility

On May 25, 2012, Ravenswood entered into a $100 million asset-based revolving credit facility (the “Ravenswood ABL Facility”), with the lenders from time to time party thereto and Deutsche Bank Trust Company Americas as administrative agent (the “Ravenswood ABL Administrative Agent”) and collateral agent. Ravenswood amended the Ravenswood ABL Facility on October 1, 2013 to, among other things, extend the maturity to October 2018 and reduce pricing. As amended, the Ravenswood ABL Facility has sublimits of $25 million for letters of credit and 10% of the revolving credit facility commitments for swingline loans. The Ravenswood ABL Facility provides Ravenswood a working capital facility for its operations.

Ravenswood’s ability to borrow under the Ravenswood ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of eligible accounts receivable plus (b) up to the lesser of (i) 80% of the lesser of cost or market value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory minus (c) applicable reserves, and is subject to other conditions, limitations and reserve requirements.

Interest under the Ravenswood ABL Facility is calculated, at Ravenswood’s election, based on either the LIBOR or base rate (as calculated by the U.S. Administrative Agent in accordance with the Ravenswood ABL Facility). LIBOR loans accrue interest at a rate of LIBOR plus a margin of 1.50-2.00% per annum (determined based on average quarterly excess availability). Base rate loans accrue interest at the base rate plus a margin of 0.50-1.00% per annum (determined based on average quarterly excess availability). Ravenswood is required to pay a commitment fee on the unused portion of the Ravenswood ABL Facility of 0.25% or 0.375% per annum (determined on a ratio of unutilized revolving credit commitments to available revolving credit commitments).

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Ravenswood ABL Facility may be repaid from time to time without premium or penalty.

Ravenswood’s obligations under the Ravenswood ABL Facility are guaranteed by Constellium U.S. Holdings I, LLC and Constellium Holdco II B.V. (“Holdco II”). Ravenswood’s obligations under the Ravenswood ABL Facility are not guaranteed by the Company, Wise Intermediate Holdings LLC or any of its subsidiaries or any of Holdco II’s subsidiaries organized outside of the United States. Ravenswood’s obligations under the Ravenswood ABL Facility are, subject to certain permitted liens, secured on a first priority basis by substantially all assets of Ravenswood. Ravenswood’s obligations under the Ravenswood ABL Facility are not secured by any assets of Wise Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States. The guarantee by Holdco II of the Ravenswood ABL Facility is unsecured.

The Ravenswood ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Ravenswood’s ability to incur debt, grant liens, enter into sale and lease-back transactions, make investments, loans and advances (including to other Constellium group companies), make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions. The negative covenants contained in the Ravenswood ABL Facility do not apply to Wise Intermediate Holdings LLC or any of its subsidiaries or the Company or any of its subsidiaries organized outside of the United States.

The Ravenswood ABL Facility also contains a minimum availability covenant that requires Ravenswood to maintain excess availability under the Ravenswood ABL Facility of at least the greater of (a) $10 million and (b) 10% of the aggregate revolving loan commitments.

The Ravenswood ABL Facility also contains customary events of default.

European Factoring Agreements

On January 4, 2011, certain of our French subsidiaries (the “French Sellers”) entered into a factoring agreement with GE Factofrance S.A.S., as factor (the “French Factor”), which has been amended from time to time, and has been fully restated on December 3, 2015 (the “French Factoring Agreement”). On December 16, 2010, certain of our German and Swiss subsidiaries (the “German/Swiss Sellers”) entered into factoring agreements with GE Capital Bank AG, as factor (the “German/Swiss Factor”), which have been amended from time to time or replaced with a factoring agreement entered into on March 26, 2014 (the “German/Swiss Factoring Agreements”). On June 26, 2015, our Czech subsidiary (the “Czech Seller”, and together with the German/Swiss Sellers and the French Sellers, the “European Factoring Sellers”) entered into a factoring agreement with GE Capital Bank AG, as factor (the “Czech Factor”, and together with the German/Swiss Factor and the French Factor, the “European Factors”), as amended from time to time (the “Czech Factoring Agreement”, and together with the German/Swiss Factoring Agreements and the French Factoring Agreement, the “European Factoring Agreements”).

The European Factoring Agreements provide for the sale by the European Factoring Sellers to the European Factors of receivables originated by the European Factoring Sellers, subject to a maximum financing amount of €235 million available to the French Sellers under the French Factoring Agreement and €115 million available to the German/Swiss Sellers and the Czech Seller under the German/Swiss Factoring Agreements, respectively, the Czech Factoring Agreement. The German/Swiss Factoring Agreements have a termination date of June 4, 2017. The French Factoring Agreement has a termination date of December 31, 2018. The funding made available to the European Factoring Sellers by the European Factors is used by the Sellers for general corporate purposes.

Generally speaking, receivables sold to the European Factors under the European Factoring Agreements are with no recourse to the European Factoring Sellers in the event of a payment default by the relevant customer. The European Factors are entitled to claim the repayment of any amount financed by them in respect of a receivable by withdrawing the financing provided against such assigned receivable or requiring the European Factoring Sellers to repurchase/unwind the purchase of such receivable under certain circumstances, including when (i) the non-payment of that receivable arises from a dispute between a European Factoring Seller and the relevant customer, or (ii) the receivable proves not to have satisfied the eligibility criteria set forth in the European Factoring Agreements.

The German/Swiss Factoring Agreements and the Czech Factoring Agreement are without recourse to the German/Swiss Sellers, respectively, the Czech Seller for any credit risk resulting from the inability of a debtor to meet its payment obligations under the receivables sold to the German/Swiss Factor, respectively the Czech Factor. Constellium Holdco II B.V. has provided a performance guaranty for the Sellers’ obligations under the European Factoring Agreements.

Subject to some exceptions, the European Factoring Sellers will collect the transferred receivables on behalf of the European Factors pursuant to a receivables collection mandate under the European Factoring Agreements. The receivables collection mandate may be terminated upon the occurrence of certain events. In the event that the receivables collection mandate is terminated, the European Factors will be entitled to notify the account debtors of the assignment of receivables and collect directly from the account debtors the assigned receivables.

The European Factoring Agreements contain customary fees, including (i) a financing fee on the outstanding amount financed in respect of the assigned receivables, (ii) a non-utilization fee on the portion of the facilities not utilized by the European Factors and (iii) a factoring fee on all assigned receivables in the case of the German/Swiss Factoring Agreements and sold receivables, which were approved by the French Factor in the case of the French Factoring Agreement. In addition, the European Factoring Sellers incur the cost of maintaining the necessary credit insurance (as stipulated in the European Factoring Agreements) on assigned receivables.

The European Factoring Agreements contain certain affirmative and negative covenants, including relating to the administration and collection of the assigned receivables, the terms of the invoices and the exchange of information, but do not contain restrictive financial covenants. As of and for the fiscal quarter ended December 31, 2015, the European Factoring Sellers were in compliance with all applicable covenants under the European Factoring Agreements.

Wise Senior Secured Notes

On December 11, 2013, Wise Metals Group LLC and Wise Alloys Finance Corporation issued $650 million in aggregate principal amount of 8.75% Senior Secured Notes due 2018 (the “Wise Senior Secured Notes”). Wise used a portion of the proceeds from the offering of the Wise Senior Secured Notes to repay all outstanding indebtedness under a $400 million term loan and a $70 million delayed draw term loan owed to the Employees’ Retirement System of Alabama and the Teachers’ Retirement System of Alabama (collectively, the “RSA”) and to redeem all of the outstanding cumulative-convertible 10% paid-in-kind preferred membership interests in Wise Metals Group LLC held by the RSA.

Interest on the Wise Senior Secured Notes accrues at a rate of 8.75% per annum and is payable semi-annually in arrears on June 15 and December 15 of each year. The Wise Senior Secured Notes mature on December 15, 2018.

The Wise Senior Secured Notes are guaranteed by certain of Wise Metals Group LLC’s existing and future 100% owned domestic restricted subsidiaries. The Wise Senior Secured Notes are not guaranteed by the Company or any of its other subsidiaries. The Wise Senior Secured Notes and related guarantees are secured on a first-priority basis, subject to certain exceptions and permitted liens, by a lien on substantially all of the issuers’ and guarantors’ existing and after-acquired material domestic real estate, equipment, stock of subsidiaries, intellectual property and substantially all of the issuers’ and guarantors’ other assets that do not secure the Wise ABL Facility on a first-priority basis, other than the Specified Mill Assets Collateral (as defined below), which have been pledged to secure the Wise Senior Secured Notes and the related guarantees, as well as certain obligations to Rexam under the Rexam Advance Agreement, on a first-priority, equal and ratable basis. The Wise Senior Secured Notes and related guarantees are secured on a second-priority basis by a lien on all of the issuers’ and guarantors’ domestic assets that consist of Wise ABL Priority Collateral (as defined below).

Prior to June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior Secured Notes redeemed plus an applicable make-whole premium and accrued and unpaid interest to, but not including, the redemption date. Prior to June 15, 2016, up to 35% of the aggregate principal amount of Wise Senior Secured Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 108.750% of the principal amount of the Wise Senior Secured Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior Secured Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.375% for the twelve-month period beginning on June 15, 2016, 102.188% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior Secured Notes), the issuers of the Wise Senior Secured Notes must make an offer (a “Senior Secured Notes Offer to Purchase”) to repurchase all outstanding Wise Senior Secured Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior Secured Notes so repurchased, plus accrued and unpaid interest to the date of repurchase.

The Wise Senior Secured Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting Wise’s restricted subsidiaries; designate subsidiaries as unrestricted subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On October 10, 2014, Constellium, on behalf of the issuers of the Wise Senior Secured Notes, solicited consents from the holders of the Wise Senior Secured Notes to certain amendments (the “Proposed Amendments”) to the indenture governing the Wise Senior Secured Notes. The Proposed Amendments provided that the Wise Acquisition would not constitute a “Change of Control.” On October 17, 2014, Constellium obtained the requisite consents to the Proposed Amendments and the issuers and guarantors of the Wise Senior Secured Notes and Wells Fargo Bank, National Association, as trustee and collateral agent, entered into a supplemental indenture to the indenture governing the Wise Senior Secured Notes. Pursuant to the terms of the supplemental indenture, the Proposed Amendments became operative immediately prior to the effective time of the Wise Acquisition. Accordingly, the issuers of the Wise Senior Secured Notes were not required to make a Senior Secured Notes Offer to Purchase in connection with the Wise Acquisition.

Wise Senior PIK Toggle Notes

On April 16, 2014, Wise Holdco and Wise Holdings Finance Corporation issued $150 million in aggregate principal amount of 9.75% / 10.50% Senior PIK Toggle Notes due 2019 (the “Wise Senior PIK Toggle Notes”, and together with the Wise Senior Secured Notes, the “Wise Notes”) pursuant to an indenture among Wise Holdco, Wise Holdings Finance Corporation, and Wilmington Trust, National Association, as trustee. Wise used a portion of the proceeds from the offering of the Wise Senior PIK Toggle Notes to fund payments to the holders of equity interests in its parent company, Wise Metals Holdings LLC, that elected (i) to have Wise Metals Holdings LLC repurchase their equity interests or (ii) to take a loan from Wise Metals Holdings LLC in proportion to such holders’ ownership in Wise Metals Holdings LLC. Wise used the remainder of such proceeds for general corporate purposes, including the repayment of $22.5 million of outstanding indebtedness under the Wise ABL Facility.

The Wise Senior PIK Toggle Notes mature on June 15, 2019. Interest on the Wise Senior PIK Toggle Notes is payable semi-annually in arrears on June 15 and December 15 of each year. The issuers must pay the first and last interest payments on the Wise Senior PIK Toggle Notes in cash. For each other interest period, the issuers are required to pay interest in cash unless certain conditions described in the indenture governing the Wise Senior PIK Toggle Notes are met, in which case the issuers may pay interest by increasing the principal amount of outstanding notes or by issuing new notes as payment-in-kind interest (“PIK Interest”). Cash interest on the Wise Senior PIK Toggle Notes accrues at a rate of 9.75% per annum, and PIK Interest accrues at a rate of 10.50% per annum. On November 5, 2015, Constellium announced that the issuers of the Wise Senior PIK Toggle Notes were electing to pay the June 2016 interest payment on the Wise Senior PIK Toggle Notes in kind.

The Wise Senior PIK Toggle Notes are senior unsecured obligations of the issuers and are not guaranteed by the Company or any of its subsidiaries (including Wise).

Prior to June 15, 2016, the Wise Senior PIK Toggle Notes may be redeemed in whole or in part at a redemption price equal to 100% of the principal amount of the Wise Senior PIK Toggle Notes redeemed plus a make-whole premium and accrued and unpaid interest to, but not including, the redemption date. In addition, prior to June 15, 2016, up to 35% of the aggregate principal amount of the Wise Senior PIK Toggle Notes outstanding may be redeemed with the net proceeds of specified equity offerings at 109.750% of the principal amount of the Wise Senior PIK Toggle Notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption.

On or after June 15, 2016, the Wise Senior PIK Toggle Notes may be redeemed in whole or in part at redemption prices (expressed as percentages of principal amount) of 104.875% for the twelve-month period beginning on June 15, 2016, 102.438% for the twelve-month period beginning on June 15, 2017, and par on or after June 15, 2018, in each case plus accrued and unpaid interest to the date of redemption.

In addition, upon certain events constituting a “Change of Control” (as defined in the indenture governing the Wise Senior PIK Toggle Notes), the issuers of the Wise Senior PIK Toggle Notes must offer to repurchase all outstanding Wise Senior PIK Toggle Notes at a purchase price equal to 101% of the aggregate principal amount of Wise Senior PIK Toggle Notes so repurchased, plus accrued and unpaid interest to the date of repurchase (such offer, a “PIK Notes Change of Control Offer”). On January 7, 2015, in connection with the Wise Acquisition, Constellium made a PIK Notes Change of Control Offer, which expired on February 6, 2015 with no Wise Senior PIK Toggle Notes having been tendered for repurchase.

The Wise Senior PIK Toggle Notes contain customary covenants including, among other things, limitations and restrictions on Wise’s ability to: Incur additional indebtedness; make dividend payments or other restricted payments; create liens; sell assets; sell securities of subsidiaries; agree to payment restrictions affecting certain subsidiaries; enter into certain types of transactions with affiliates; and enter into mergers, consolidations or certain asset sales.

On March 7, 2016, Wilmington Trust, National Association was replaced by Wilmington Savings Fund Society, FSB, as trustee under the indenture governing the Wise Senior PIK Toggles Notes.

Wise ABL Facility

On December 11, 2013, Wise Alloys LLC, as borrower, and Wise Metals Group LLC, Listerhill Total Maintenance Center, LLC (“TMC”), Wise Alloys Finance Corporation, and Alabama Electric Motor Services, LLC (“AEM”), as guarantors, entered into a $320 million asset-based revolving credit facility (as amended, the “Wise ABL Facility”) with the lenders from time to time party thereto and General Electric Capital Corporation as administrative agent (the “Wise ABL Facility Agent”). As described below, the Wise ABL Facility was amended in connection with the Wise Acquisition and in connection with the Wise RPA.

Wise Alloys LLC has the option to increase the commitments under the Wise ABL Facility from time to time by up $100 million in the aggregate for all such increases. Any increase of the commitments under the Wise ABL Facility is subject to the commitment of one or more lenders to such increased amount and the satisfaction of certain customary conditions, including the absence of any default under the Wise ABL Facility and, to the extent otherwise required under the Wise ABL Facility at the time of the proposed increase, compliance with the financial covenant (as described below) on an as adjusted basis.

Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is limited to a borrowing base equal to the sum of (a) 85% of net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable (other than any accounts receivable from certain foreign account debtors (“Eligible Foreign Account Debtors”) and other ineligible account debtors (or 90% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Coke), plus (b) the lesser of (i) 85% of the net book value of Wise Alloys LLC’s, AEM’s, and TMC’s eligible accounts receivable from Eligible Foreign Account Debtors and (ii) $12.5 million, plus (c) the lesser of (i) 75% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 85% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory, plus (d) the lesser of (i) 5% of the value of Wise Alloys LLC’s eligible raw materials, work-in-progress and finished goods inventory and (ii) 5% of the net orderly liquidation value of Wise Alloys LLC’s eligible raw materials, work-in-process and finished goods inventory; provided that, in the case of each of clause (i) and (ii), such amount shall not exceed $10 million, minus (e) the excess, if any, of the aggregate amount of TMC’s and AEM’s eligible accounts receivable included in the borrowing base pursuant to the foregoing clause (a) over $1.5 million (which may, at the Wise ABL Facility Agent’s sole discretion after completion of a collateral audit, be increased to an amount not to exceed $5 million) minus (f) the aggregate amount of reserves, if any, established by the Wise ABL Facility Agent. Wise Alloys LLC’s ability to borrow under the Wise ABL Facility is also subject to other conditions and limitations. As of December 31, 2015, there was $25 million available for borrowings under the Wise ABL Facility (as in effect as of that date).

Interest rates under the Wise ABL Facility are based, at Wise Alloys LLC’s election, on either the LIBOR rate or a base rate, plus a spread that ranges from 1.75% to 2.25% for LIBOR loans and 0.75% to 1.25% for base rate loans. The spread is determined on the basis of a pricing grid that results in a higher spread as Wise Alloys LLC’s average quarterly borrowing availability under the Wise ABL Facility declines, and, in each case, are based upon the borrowing base calculation delivered to the Wise ABL Facility Agent for the last calendar month (or, in certain instances, week) of the immediately preceding fiscal quarter.

Letters of credit under the Wise ABL Facility are subject to a fee payable to the lenders equal to the current margin applicable to LIBOR loans multiplied by the daily balance of the undrawn amount of all outstanding letters of credit, payable in cash monthly in arrears.

Unused commitments under the Wise ABL Facility are subject to an unused commitment fee equal to the aggregate amount of such unused commitments multiplied by a rate equal to 0.375% per annum, payable in cash monthly in arrears, of the average available but unused borrowing capacity under the Wise ABL Facility.

Subject to customary “breakage” costs with respect to LIBOR loans, borrowings under the Wise ABL Facility may be repaid from time to time without premium or penalty.

The obligations of Wise Alloys LLC under the Wise ABL Facility are secured by (i) a first priority (subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V) present and future assets and properties consisting of Wise ABL Priority Collateral, (ii) a second priority (subordinate only to the security interest and liens under the Wise Senior Secured Notes and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ (other than Constellium Holdco II B.V.) present and future assets and properties, other than Wise ABL Priority Collateral and the Specified Mill Assets Collateral, and (iii) a second priority (subordinate only to the security interest under the Wise Senior Secured Notes and the Rexam Advance Agreement and subject to certain specified permitted liens), perfected security interest in all of Wise Alloys LLC and the guarantors’ present and future assets and properties consisting of Specified Mill Assets Collateral.

“Wise ABL Priority Collateral” consists of (i) accounts and payment intangibles, (ii) inventory, (iii) deposit accounts and securities accounts, including all monies, uncertificated securities and other funds held in or on deposit therein (including all cash, marketable securities and other funds held in or on deposit in either of the foregoing), (iv) all investment property, equipment, general intangibles, books and records pertaining to the Wise ABL Priority Collateral, documents, instruments, chattel paper, letter-of-credit rights, supporting obligations related to the foregoing, business interruption insurance, commercial tort claims, and (v) all proceeds of the foregoing, in each case subject to certain exceptions.

“Specified Mill Assets Collateral” consists of the equipment and fixtures of Wise Alloys LLC and the guarantors constituting the three-stand mill located in Muscle Shoals, Alabama which are being financed pursuant to the Rexam Advance Agreement and related assets.

The Wise ABL Facility contains customary terms and conditions, including, among other things, negative covenants limiting Wise Alloys LLC, the guarantors, and their respective restricted subsidiaries’ ability to incur debt, grant liens, make investments, loans and advances, make acquisitions, sell assets, pay dividends and other restricted payments, prepay certain debt, merge, consolidate or amalgamate and engage in affiliate transactions.

The Wise ABL Facility provides that if borrowing availability thereunder drops below a threshold amount equal to the greater of (a) 10% of the aggregate commitments under the Wise ABL Facility and (b) $20 million, Wise Alloys LLC will be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0, calculated on a trailing twelve month basis until such time as borrowing availability has been at least equal to the greater of $20 million and 10% of the aggregate commitments under the Wise ABL Facility for thirty consecutive days.

The Wise ABL Facility also contains customary events of default, including an event of default triggered by certain changes of control. The Wise Acquisition constituted such a change of control.

In connection with the Wise Acquisition, we amended the Wise ABL Facility to, among other things, (i) provide that the consummation of the Wise Acquisition does not constitute an event of default, (ii) remove from the collateral securing the Wise ABL Facility the receivables of a single obligor that will be sold under the Wise RPA, (iii) permit transactions between Wise and its subsidiaries on the one hand and Constellium and its subsidiaries on the other, subject to certain conditions, and (iv) on the effective date of the Wise RPA, reduce the size of the facility to $200 million. As amended, the Wise ABL Facility also provides for Constellium Holdco II B.V. to guarantee the obligations thereunder.

On November 4, 2015, in connection with the Wise RPA Amendment (as defined below), we amended the Wise ABL Facility to increase the amount of certain receivables permitted to be sold pursuant to receivables factoring arrangements from $300 million to $400 million.

On March 1, 2016, General Electric Capital Corporation resigned as the Wise ABL Facility Agent and was replaced by Wells Fargo Bank, National Association.

Wise Receivables Purchase Agreement

On March 23, 2015, Wise Alloys LLC entered into a Receivables Purchase Agreement (the “Wise RPA”) with Wise Alloys Funding LLC (the “Wise RPA Seller”) and HSBC Bank USA, National Association (the “Wise RPA Purchaser”), providing for the sale of certain receivables of Wise Alloys LLC to the Wise RPA Purchaser in an amount not to exceed $100 million in the aggregate outstanding at any time. Receivables under the agreement are sold at a discount based on a rate equal to LIBOR plus 0.80-3.50% (based on the credit rating of the account debtor) per annum. Wise Alloys Funding LLC is also required to pay the Wise RPA Purchaser a commitment fee on the unused portion of the commitments under the Wise RPA of 0.40-1.75% (based on the credit rating of the account debtor) per annum.

Subject to certain customary exceptions, each purchase under the Wise RPA is made without recourse to the Wise RPA Seller. The Wise RPA Seller has no liability to the Wise RPA Purchaser, and the Wise RPA Purchaser is solely responsible for the account debtor’s failure to pay any purchased receivable when it is due and payable under the terms applicable thereto. Constellium Holdco II B.V. has provided a guaranty for the Wise RPA Seller’s performance obligations under the Wise RPA.

The Wise RPA contains customary covenants and termination events, including a termination event triggered by certain changes of control.

On October 27, 2015, we amended the Wise RPA to provide for the Wise RPA Seller to sell to the Wise RPA Purchaser, on an uncommitted basis, additional receivables of Wise Alloys LLC in an amount not to exceed an additional $280 million in the aggregate outstanding at any time.

On December 18, 2015, Moody’s downgraded Constellium’s corporate credit rating from B1 to B3. As a result of the downgrade, a condition precedent to the Wise RPA Purchaser’s obligation to purchase receivables under the Wise RPA cannot be satisfied, and all purchases under the Wise RPA became uncommitted. As of December 31, 2015, the Wise RAP Purchaser continued to purchase receivables from the Wise RPA Seller under the Wise RPA on an uncommitted basis, but there can be no assurance that the Wise RPA Purchaser will continue to do so in the future.

The Wise RPA does not provide for further sales of receivables after March 23, 2016. There can be no assurance that the Wise RPA will be extended, refinanced, or replaced, and in such case, Wise’s cash collections from customers would be on longer terms than currently funded through the Wise RPA. If the Wise RPA is not extended, refinanced, or replaced, Wise’s liquidity could meaningfully decrease.